     As filed with the Securities and Exchange Commission on June 11, 2001

                                                         Registration No.   333-
                                                                            811-

                      SECURITIES AND EXCHANGE COMMISSION
                      ----------------------------------
                            WASHINGTON, D.C.  20549

                    PREMIER ASSET BUILDER VARIABLE ANNUITY

                                   FORM N-4

                       REGISTRATION STATEMENT UNDER THE
                          SECURITIES ACT OF 1933                   X
                       Pre-Effective Amendment No.  ___
                       Post-Effective Amendment No.  ___

                                      and

                         REGISTRATION STATEMENT UNDER
                     THE INVESTMENT COMPANY ACT OF 1940            X
                                 Amendment No.

                             SEPARATE ACCOUNT VA F
                          (Exact Name of Registrant)

                      TRANSAMERICA LIFE INSURANCE COMPANY
                              (Name of Depositor)

                            4333 Edgewood Road N.E.
                          Cedar Rapids, IA 52499-0001
             (Address of Depositor's Principal Executive Offices)
                 Depositor's Telephone Number: (319) 297-8468

                             Frank A. Camp, Esq.
                      Transamerica Life Insurance Company
                           4333 Edgewood Road, N.E.
                          Cedar Rapids, IA 52499-4240
                    (Name and Address of Agent for Service)

                                    Copy to:
                          Frederick R. Bellamy, Esq.
                      Sutherland, Asbill and Brennan LLP
                        1275 Pennsylvania Avenue, N.W.
                         Washington, D.C. 20004-2415

Title of Securities Being Registered:  Flexible Premium Variable Annuity
------------------------------------
Policies

Approximate Date of Proposed Public Offering:
--------------------------------------------

As soon as practicable after the effective date of the Registration statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                                                         PREMIER
                                                                   ASSET BUILDER
                                                                VARIABLE ANNUITY
                                                                  Issued Through
                                                           SEPARATE ACCOUNT VA F
                                                                              By
                                             TRANSAMERICA LIFE INSURANCE COMPANY
Prospectus--August 1, 2001
This flexible premium annuity policy has many investment choices. There is a fixed account, which offers interest at rates that are guaranteed by Transamerica Life Insurance Company (Transamerica), and twenty-two underlying fund portfolios offered by various underlying funds. You can choose any combination of these investment choices. You bear the entire investment risk for all amounts you put in the underlying fund portfolios.
This prospectus and the underlying fund prospectuses give you important information about the policies and the underlying funds. Please read them carefully before you invest and keep them for future reference.
If you would like more information about the Premier Asset Builder Variable Annuity policy, you can obtain a free copy of the Statement of Additional Information (SAI) dated August 1, 2001. Please call us at (800) 525-6205 or write us at: Transamerica Life Insurance Company, Financial Markets Division, Variable Annuity Department, 4333 Edgewood Road NE, Cedar Rapids, Iowa, 52499-0001. A registration statement, including the SAI, has been filed with the Securities and Exchange Commission (SEC) and the SAI is incorporated herein by reference. Information about the separate account can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains the prospectus, the SAI, material incorporated by reference and other information. The table of contents of the SAI is included at the end of this prospectus.
Please note that the policies and the underlying funds:
  .  are not bank deposits
  .  are not federally insured
  .  are not endorsed by any bank or government agency
  .  are not guaranteed to achieve their goal
  .  are subject to risks, including loss of premium
The Securities and Exchange Commission has not approved or disapproved these securities, or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.


AEGON/Transamerica Series Fund, Inc.
 BlackRock Large Cap Value
 BlackRock Mid Cap Growth
 BlackRock Global Science & Technology

AIM Variable Insurance Funds
 AIM V.I. Balanced Fund
 AIM V.I. Value Fund
 AIM V.I. Dent Demographic Trends Fund

Federated Insurance Series
 Federated International Small Company Fund II
 Federated Prime Money Fund II
 Federated Quality Bond Fund II
 Federated Small Cap Strategies Fund II

MFS(R) Variable Insurance TrustSM--Service Shares
 MFS Emerging Growth Series
 MFS Investors Growth Stock Series
 MFS Utilities Series

Oppenheimer Variable Account Funds--Service Shares
 Oppenheimer Global Securities Fund/VA
 Oppenheimer Main Street Growth & Income Fund/VA
 Oppenheimer Main Street Small Cap Fund/VA

Putnam Variable Trust--Class IB Shares
 Putnam VT Growth and Income Fund
 Putnam VT International Growth Fund
 Putnam VT Investors Fund

Variable Insurance Products Fund (VIP)--Service Class 2
 Fidelity--VIP Growth Portfolio
 Fidelity--VIP High Income Portfolio

Variable Insurance Products Fund II (VIP II)--Service Class 2
 Fidelity--VIP II Index 500 Portfolio

                             TABLE OF CONTENTS                              Page
GLOSSARY OF TERMS..........................................................   3

SUMMARY....................................................................   4

ANNUITY POLICY FEE TABLE...................................................   8

EXAMPLES...................................................................  11

1.THE ANNUITY POLICY.......................................................  15

2.PURCHASE.................................................................  15
  Policy Issue Requirements................................................  15
  Premium Payments.........................................................  15
  Initial Premium Requirements.............................................  15
  Additional Premium Payments..............................................  16
  Maximum Total Premium Payments...........................................  16
  Allocation of Premium Payments...........................................  16
  Policy Value.............................................................  16

3.INVESTMENT CHOICES.......................................................  16
  The Separate Account.....................................................  16
  The Fixed Account........................................................  17
  Transfers................................................................  18

4.PERFORMANCE..............................................................  18

5.EXPENSES.................................................................  19
  Surrender Charges........................................................  19
  Excess Interest Adjustment...............................................  20
  Mortality and Expense Risk Fee...........................................  20
  Administrative Charges...................................................  20
  Premium Taxes............................................................  20
  Federal, State and Local Taxes...........................................  20
  Transfer Fee.............................................................  20
  Family Income Protector..................................................  20
  Beneficiary Earnings Enhancement Rider...................................  21
  Portfolio Fees and Expenses..............................................  21

6.ACCESS TO YOUR MONEY.....................................................  21
  Surrenders...............................................................  21
  Delay of Payment and Transfers...........................................  21
  Excess Interest Adjustment...............................................  22

7. ANNUITY PAYMENTS
   (THE INCOME PHASE)......................................................  22
  Annuity Payment Options..................................................  22

8.DEATH BENEFIT............................................................  24
  When We Pay A Death Benefit..............................................  24
  When We Do Not Pay A Death Benefit.......................................  24
  Amount of Death Benefit..................................................  25
  Guaranteed Minimum Death Benefit.........................................  25
  Adjusted Partial Surrender...............................................  25

                                                                          Page
9.TAXES..................................................................  26
  Annuity Policies in General............................................  26
  Qualified and Nonqualified Policies....................................  26
  Surrenders-Qualified Policies..........................................  27
  Surrenders-403(b) Policies.............................................  27
  Diversification and Distribution Requirements..........................  27
  Surrenders-Nonqualified Policies.......................................  27
  Taxation of Death Benefit Proceeds.....................................  27
  Annuity Payments.......................................................  28
  Annuity Contracts Purchased by Nonresident Aliens and Foreign
   Corporations..........................................................  28
  Transfers, Assignments or Exchanges of Policies........................  28
  Possible Tax Law Changes...............................................  28
  Separate Account Charges...............................................  29

10.ADDITIONAL FEATURES...................................................  29
  Systematic Payout Option...............................................  29
  Family Income Protector................................................  29
  Beneficiary Earnings Enhancement.......................................  31
  Nursing Care and Terminal Condition Withdrawal Option..................  32
  Unemployment Waiver....................................................  33
  Telephone Transactions.................................................  33
  Dollar Cost Averaging Program..........................................  33
  Asset Rebalancing......................................................  34

11.OTHER INFORMATION.....................................................  35
  Ownership..............................................................  35
  Assignment.............................................................  35
  Transamerica Life Insurance Company....................................  35
  The Separate Account...................................................  35
  Mixed and Shared Funding...............................................  35
  Exchanges and Reinstatements...........................................  36
  Voting Rights..........................................................  36
  Distributor of the Policies............................................  36
  Variations in Policy Provisions........................................  37
  IMSA...................................................................  37
  Legal Proceedings......................................................  37
  Financial Statements...................................................  37

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.............  37

APPENDIX A
  Historical Performance Data............................................  38

GLOSSARY OF TERMS

Accumulation Unit--An accounting unit of measure used in calculating the policy value in the separate account before the annuity commencement date.

Adjusted Policy Value--The policy value increased or decreased by any excess interest adjustment.

Annuitant--The person during whose life any annuity payments involving life contingencies will continue.

Annuity Commencement Date--The date upon which annuity payments are to commence. The annuity commencement date may not be later than the last day of the policy month starting after the annuitant attains age 85, except as expressly allowed by Transamerica. In no event will this date be later than the last day of the policy month following the month in which the annuitant attains age 95. The annuity commencement date may have to be earlier for qualified policies.

Annuity Payment Option--A method of receiving a stream of annuity payments selected by the owner.

Cash Value--The adjusted policy value less any applicable surrender charge and less any rider fees (imposed upon surrender).

Cumulative Free Percentage--The percentage (as applied to the policy value) which is available free of any surrender charge.

Excess Interest Adjustment--A positive or negative adjustment to amounts surrendered upon partial or full surrenders from the fixed account guaranteed period options, or to amounts applied to annuity payment options. The adjustment reflects changes in the interest rates declared by Transamerica since the date any payment was received by (or an amount was transferred to) the guaranteed period option. The excess interest adjustment can either decrease or increase the amount to be received by the owner upon surrender (either full or partial) or commencement of annuity payments, depending upon whether there has been an increase or decrease in interest rates, respectively.

Fixed Account--One or more investment choices under the policy that are part of Transamerica's general assets and are not in the separate account.

Guaranteed Period Options--The various guaranteed interest rate periods of the fixed account which Transamerica may offer and into which premium payments may be paid or amounts transferred.

Owner--The person who may exercise all rights and privileges under the policy. The owner during the lifetime of the annuitant and prior to the annuity commencement date is the person designated as the owner or a successor owner in the information given to us to issue a policy.

Policy Value--On or before the annuity commencement date, the policy value is equal to the owner's:
 .  premium payments; minus
 .  partial surrenders (including the net effect of any applicable excess interest adjustments and/or surrender charges on such surrenders); plus
 .  interest credited in the fixed account; plus
 .  accumulated gains in the separate account; minus
 .  losses in the separate account; minus
 .  service charges, rider fees, premium taxes and transfer fees, if any.

Separate Account--Separate Account VA F is a separate account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"), to which premium payments under the policies may be allocated.

Subaccount--A subdivision within the separate account, the assets of which are invested in a specified portfolio of the underlying funds.

                            (Note: The SAI contains
                          a more extensive Glossary.)

SUMMARY

The sections in this summary correspond to sections in this prospectus, which discuss the topics in more detail.

1.THE ANNUITY POLICY

The flexible premium variable annuity policy offered by Transamerica Life Insurance Company (Transamerica, we, us, or our) provides a way for you to invest on a tax-deferred basis in the following investment choices: subaccounts of the separate account, and a fixed account of Transamerica. The policy is intended to accumulate money for retirement or other long-term investment purposes.

This policy offers twenty-two subaccounts that are listed in Section 3. Each subaccount invests exclusively in shares of one of the portfolios of the underlying funds. The policy value depends on the investment experience of the selected subaccounts. Therefore, you bear the entire investment risk with respect to all policy value in any subaccount. You could lose the amount that you invest.

The fixed account offers an interest rate that Transamerica guarantees. We guarantee to return your investment with interest credited for all amounts allocated to the fixed account.

The policy, like all deferred annuity policies, has two phases: the "accumulation phase" and the "income phase." During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as ordinary income when you take them out of the policy. The income phase occurs when you begin receiving regular payments from your policy. The money you can accumulate during the accumulation phase will largely determine the income payments you receive during the income phase.

2.PURCHASE

You can buy this policy with $2,000 or more under most circumstances. You can add as little as $50 at any time during the accumulation phase.

3.INVESTMENT CHOICES

You can allocate your premium payments to one or more of the following investment choices described in the underlying fund prospectuses:

BlackRock Large Cap Value
BlackRock Mid Cap Growth
BlackRock Global Science & Technology
AIM V.I. Balanced Fund
AIM V.I. Value Fund
AIM V.I. Dent Demographic Trends Fund
Federated International Small Company Fund II
Federated Prime Money Fund II
Federated Quality Bond Fund II
Federated Small Cap Strategies Fund II
MFS Emerging Growth Series--Service Shares
MFS Investors Growth Stock Series-- Service Shares
MFS Utilities Series--Service Shares
Oppenheimer Global Securities Fund/VA--Service Shares
Oppenheimer Main Street Growth & Income Fund/VA--Service Shares
Oppenheimer Main Street Small Cap Fund/VA--Service Shares
Putnam VT Growth and Income Fund-- Class IB Shares
Putnam VT International Growth Fund-- Class IB Shares
Putnam VT Investors Fund--Class IB Shares
Fidelity--VIP Growth Portfolio--Service Class 2
Fidelity--VIP High Income Portfolio-- Service Class 2
Fidelity--VIP II Index 500 Portfolio-- Service Class 2

Depending upon their investment performance, you can make or lose money in any of these subaccounts.

You can also allocate your premium payments to the fixed account.

You can transfer money between any of the investment choices within certain limits. We reserve the right to impose a $10 fee for each transfer in excess of 12 transfers per policy year.

4.PERFORMANCE

The value of the policy will vary up or down depending upon the investment performance of the subaccounts you choose. We provide performance information in Appendix A and in the SAI. This data does not indicate future performance.

5.EXPENSES

No deductions are made from premium payments at the time you buy the policy so that the full amount of each premium payment is invested in one or more of your investment choices.

We may deduct a surrender charge of up to 6.0% of premium payments surrendered within five years after the premium is paid. However, after the tenth policy year, no surrender charges apply, regardless of when you made your last premium payment. To calculate surrender charges, we consider the premium you paid to come out before any earnings.

Full surrenders and partial surrenders from a guaranteed period option of the fixed account may also be subject to an excess interest adjustment, which may increase or decrease the amount you receive. This adjustment may also apply to amounts applied to an annuity payment option from a guaranteed period option of the fixed account.

We deduct daily mortality and expense risk fees and administrative charges of either 1.25% or 1.40% per year from the assets in each subaccount, depending on the guaranteed minimum death benefit you choose.

During the accumulation phase, we deduct an annual service charge of no more than $30 from the policy value on each policy anniversary and at the time of surrender. The charge is waived if either the policy value or the sum of all premium payments, minus all partial surrenders, is at least $50,000.

We will deduct state premium taxes, which currently range from 0% to 3.50%, upon total surrender, payment of a death benefit, or when annuity payments begin.

If you elect the family income protector rider, there is an annual fee during the accumulation phase of 0.30% of the minimum annuitization value. If you receive annuity payments under the rider, then during the income phase, there is a guaranteed payment fee at an annual rate of 1.25% of the daily net asset value in the separate account.

If you elect the beneficiary earnings enhancement rider, there is an annual rider fee during the accumulation phase of 0.25% of the policy value.

The value of the net assets of the variable subaccounts will reflect the management fee and other expenses incurred by the underlying fund portfolios.

6.ACCESS TO YOUR MONEY

You can take out $500 or more anytime during the accumulation phase (except under certain qualified policies). You may take out up to 10% of the policy value free of surrender charges each policy year. The amount that may be taken free of surrender charges is referred to as the cumulative free percentage. Any cumulative free percentage that is not taken in one year is carried forward and is available to be taken in the following policy year. Amounts surrendered in excess of the cumulative free percentage may be subject to a surrender charge and excess interest adjustment. You may also have to pay income tax and a tax penalty on any money you take out.

Access to amounts held in qualified policies may be restricted or prohibited.

You cannot take money out during the income phase (although) you will generally be receiving annuity payments.

7. ANNUITY PAYMENTS (THE INCOME PHASE)

The policy allows you to receive income under one of five annuity payment options. You may choose from fixed payment options, variable payment options, or a combination of both. If you select a variable payment option, the dollar amount of your payments may go up or down, although an optional rider, the family income protector, guarantees a minimum amount for each payment.

You can not take money out during the income phase, although you will generally be receiving annuity payments.

8.DEATH BENEFIT

If you are both the owner and the annuitant and you die before the income phase begins, then your beneficiary will receive a death benefit.

Naming different persons as owner and annuitant can affect whether the death benefit is payable and to whom amounts will be paid. Use care when naming owners, annuitants and beneficiaries, and consult your agent if you have questions.

When you purchase the policy, you may choose one of the following guaranteed minimum death benefits:
 .  Return of Premium
 .  5% Annually Compounding
 .  Annual Step-Up

Charges are lower for the Return of Premium Death Benefit than they are for the other two.

After the policy is issued, the guaranteed minimum death benefit cannot be changed.

If the owner is not the annuitant, no death benefit is paid if the owner dies.

9.TAXES

Your earnings, if any, are generally not taxed until you take them out. If you take money out of a nonqualified policy during the accumulation phase, earnings come out first for federal tax purposes, and are taxed as ordinary income. Under qualified policies, surrenders are prorated between taxable and nontaxable amounts. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the earnings. Payments during the income phase are considered partly a return of your original investment so that part of each payment may not be taxable as income.

10.ADDITIONAL FEATURES

This policy has additional features that might interest you. These include the following:

 . You can arrange to have money automatically sent to you monthly, quarterly, semi-annually or annually while your policy is in the accumulation phase. This feature is referred to as the "systematic payout option." Amounts you receive may be included in your gross income, and in certain circumstances, may be subject to penalty taxes.
 . You can elect an optional rider that guarantees you a minimum annuitization value. This feature is called the "family income protector." There is an extra charge for this rider.
 . You can elect an optional rider that pays an additional amount on top of the policy death benefit, in certain circumstances. This feature is called the "beneficiary earnings enhancement." There is an extra charge for this rider.
 . Under certain medically related circumstances, we will allow you to fully or partially surrender your policy value without a surrender charge and excess interest adjustment. This feature is called the "nursing care and terminal condition withdrawal option."
 . Under certain unemployment circumstances, you may surrender all or a portion of the policy value free of surrender charges and excess interest adjustments. This feature is called the "unemployment waiver."
 .  You may generally make transfers and/or change the allocation of additional premium payments by telephone.
 . You can arrange to automatically transfer money monthly or quarterly from certain investment options into one or more subaccounts. This feature is known as "dollar cost averaging."
 . We will, upon your request, automatically transfer amounts among the subaccounts on a regular basis to maintain a desired allocation of the policy value among the various subaccounts. This feature is called "asset rebalancing."

These features are not available in all states, may vary by state, and may not be suitable for your particular situation.

11.OTHER INFORMATION

Right to Cancel Period. You may return your policy for a refund, but only if you return it within a prescribed period, which is generally 10 days (after you receive your policy), or whatever longer time may be permitted by state law. The amount of the refund will generally be the policy value. Transamerica will pay the refund within 7 days after it receives written notice of cancellation and the returned policy. The policy will then be deemed void.

No Probate. Usually, when the annuitant dies, the person you choose as your beneficiary will receive the death benefit under this policy without going through probate. State laws vary on how the amount that may be paid is treated for estate tax purposes.

Who should purchase the Policy? This policy is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes; and for persons who have maximized their use of other retirement savings methods, such as 401(k) plans. The tax-deferred feature is most attractive to people in high federal and state tax brackets. The tax deferral features of variable annuities are unnecessary when purchased to fund a qualified plan. You should not buy this policy if you are looking for a short-term investment or if you cannot take the risk of losing the money that you put in.

There are various fees and charges associated with variable annuities. You should consider whether the features and benefits of this policy, such as the opportunity for lifetime income payments, a guaranteed death benefit, the guaranteed level of certain charges, the family income protector and the beneficiary earnings enhancement rider, make this policy appropriate for your needs.

Financial Statements. Financial statements for Transamerica are in the SAI.

12.INQUIRIES

 If you need more information, please contact us at:

 Administrative and Service Office
 Financial Markets Division
 Variable Annuity Department
 Transamerica Life Insurance Company
 4333 Edgewood Road NE
 P.O. Box 3183
 Cedar Rapids, IA 52406-3183

You may check your policy at www.talife.com. Follow the logon procedures. You will need your pre-assigned Personal Identification Number ("PIN") to access information about your policy. We cannot guarantee that you will be able to access this site.

                            ANNUITY POLICY FEE TABLE

------------------------------------------------------------------------------------------
                                                     Separate Account Annual Expenses
       Policy Owner Transaction Expenses        (as a percentage of average account value)
------------------------------------------------------------------------------------------
  Sales Load On Purchase                       Mortality and Expense Risk
   Payments.................               0    Fees(/5/)..................          1.25%
  Maximum Surrender Charge                     Administrative Charge.......          0.15%
                                                                             -------------
   (as a % of Premium                          TOTAL SEPARATE ACCOUNT
   Payments
   Surrendered)(/1/)........                6%  ANNUAL EXPENSES............          1.40%
  Annual Service
   Charge(/2/).............. $0-$30 Per Policy
  Transfer Fee(/3/).........            $0-$10
  Family Income Protector
   Rider Fee(/4/)...........             0.30%
  Beneficiary Earnings
   Enhancement Rider Fee....             0.25%
------------------------------------------------------------------------------------------

                         Portfolio Annual Expenses(/6/)
  (as a percentage of average net assets and after fee waivers and/or expense reimbursements)

--------------------------------------------------------------------------------

                                                                         Total
                                                                 Rule  Portfolio
                                             Management  Other   12b-1  Annual
                                                Fees    Expenses Fees  Expenses
--------------------------------------------------------------------------------
  BlackRock Large Cap Value(/7/)...........    0.80%     0.50%      --   1.30%
  BlackRock Mid Cap Growth(/7/)............    0.80%     0.50%      --   1.30%
  BlackRock Global Science &
   Technology(/7/).........................    0.90%     0.50%      --   1.40%
  AIM V.I. Balanced Fund...................    0.75%     0.35%      --   1.10%
  AIM V.I. Value Fund......................    0.61%     0.23%      --   0.84%
  AIM V.I. Dent Demographic Trends
   Fund(/8/)...............................    0.72%     0.78%      --   1.50%
  Federated International Small Company
   Fund II(/9/)(/10/)(/11/)................    0.15%     1.35%      --   1.50%
  Federated Prime Money Fund II(/12/)......    0.48%     0.19%      --   0.67%
  Federated Quality Bond Fund II(/13/).....    0.28%     0.42%      --   0.70%
  Federated Small Cap Strategies Fund
   II(/14/)................................    0.75%     0.86%      --   1.61%
  MFS Emerging Growth Series-Service
   Shares(/15/)(/16/)......................    0.75%     0.10%   0.20%   1.05%
  MFS Investors Growth Stock Series-Service
   Shares(/15/)(/16/)(/17/)................    0.75%     0.16%   0.20%   1.11%
  MFS Utilities Series-Service
   Shares(/15/)(/16/)......................    0.75%     0.16%   0.20%   1.11%
  Oppenheimer Global Securities Fund/VA-
   Service Shares..........................    0.64%     0.04%   0.15%   0.83%
  Oppenheimer Main Street Growth & Income
   Fund/VA-Service Shares..................    0.70%     0.03%   0.15%   0.88%
  Oppenheimer Main Street Small Cap
   Fund/VA-
   Service Shares..........................    0.75%     0.60%   0.15%   1.50%
  Putnam VT Growth and Income Fund-Class IB
   Shares(/18/)(/19/)......................    0.46%     0.04%   0.25%   0.75%
  Putnam VT International Growth Fund-Class
   IB Shares(/18/)(/19/)...................    0.76%     0.18%   0.25%   1.19%
  Putnam VT Investors Fund-Class IB
   Shares(/18/)(/19/)......................    0.58%     0.07%   0.25%   0.90%
  Fidelity-VIP Growth-Service Class
   2(/20/).................................    0.57%     0.09%   0.25%   0.91%
  Fidelity-VIP High Income-Service Class 2.    0.58%     0.18%   0.25%   1.01%
  Fidelity-VIP II Index 500-Service Class
   2(/21/).................................    0.24%     0.04%   0.25%   0.53%

(/1/)The surrender charge is decreased based on the number of years since the premium payment was made, from 6% in the year in which the premium payment was made to 0% in the sixth year after the premium payment was made. However, after the tenth policy year, no surrender charges apply, regardless of when you made your last premium payment. If applicable, a surrender charge will only be applied to surrenders that exceed the amount available under certain listed exceptions. The surrender charge, if any is imposed, applies to each policy, regardless of how policy value is allocated among the separate account and the fixed account.

(/2/)The service charge is the lesser of $30 or 2% of the policy value. It applies to both the fixed account and the separate account, and is assessed on a prorata basis relative to each account's policy value as a percentage of the policy's total policy value.

(/3/)The transfer fee, if any is imposed, applies to each policy, regardless of how policy value is allocated among the separate account and the fixed account. There is no fee for the first 12 transfers per policy year. For additional transfers, Transamerica may charge a fee of $10 per transfer, but currently does not charge for any transfers.

(/4/)The annual rider fee is 0.30% of the minimum annuitization value and is deducted only during the accumulation phase. If you annuitize under the rider, a guaranteed payment fee is deducted . See Section 5, Expenses.

(/5/)The mortality and expense risk fee shown (1.25%) is for the "5% Annually
     Compounding Death Benefit" and the "Annual Step Up Death Benefit." This reflects a fee that is 0.15% higher than the 1.10% corresponding fee for the "Return of Premium Death Benefit."

(/6/)The fee table information relating to the underlying funds was provided to Transamerica by the underlying funds, their investment advisers or managers, and Transamerica has not and cannot independently verify the accuracy or completeness of such information. Therefore, Transamerica disclaims any and all liability for such information. Actual future expenses of the portfolios may be greater or less than those shown in the Table. The expenses are for the fiscal year ended December 31, 2000, unless otherwise stated.

(/7/)Because the portfolio commenced operations on or about August 1, 2001, the percentages set forth as "Other Expenses" and "Total Portfolio Annual Expenses" are estimates.

(/8/)Expenses are after fee waivers and have been restated to reflect current fees. The investment advisor has agreed to waive fees and/or reimburse expenses (excluding interest, taxes, dividend expense on short sales, extraordinary items and increases in expenses due to expense offset arrangements, if any) to limit total portfolio operating expenses to 1.50% of average daily net assets until December 31, 2001. Total portfolio operating expenses before waivers was 1.63%.

(/9/)For the Federated International Small Company Fund II, the adviser voluntarily waived a portion of its management fee. The adviser can terminate this voluntary waiver at any time. The management fee paid by the Fund (before the voluntary waiver) was 1.25% for the fiscal year ended December 31, 2000.

(/10/)For the Federated International Small Company Fund II, the adviser voluntarily reimbursed certain operating expenses of the Fund. The adviser can terminate this voluntary reimbursement at any time. Total other expenses paid by the Fund (before the voluntary reimbursement) was 4.49% for the fiscal year ended December 31, 2000.

(/11/)For the Federated International Small Company Fund II, the shareholder services provider voluntarily elected not to accrue a portion of its shareholder services fee during the fiscal year ended December 31, 2000. The shareholder services provider can terminate this voluntary reduction at any time. The shareholder services fee paid by the Fund (after the voluntary reduction) was 0.10% for the fiscal year ended December 31, 2000. This amount is a part of the total Other Expenses in the Fee Table.

(/12/)Total Portfolio Annual Expenses before waivers for the Federated Prime
      Money Fund II were 0.94%.

(/13/)For the Federated Quality Bond Fund II, the adviser voluntarily waived a portion of the management fee. The adviser can terminate this voluntary waiver at any time. The management fee paid by the Fund (before the voluntary waiver) was 0.60% for the fiscal year ended December 31, 2000.

(/14/)For the Federated Small Cap Strategies Fund II, the adviser voluntarily reimbursed certain expenses of the Fund. The adviser can terminate this voluntary reimbursement at any time. Total other expenses paid by the Fund (before the voluntary reimbursement) was 4.89% for the fiscal year ended December 31, 2000.

(/15/)Each MFS series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. Other expenses do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. The ratios for Other Expenses and Total Underlying Fund Annual Expenses (reduced by custodial offset arrangements), respectively, would have been as follows: 0.09%, 1.04%--MFS Emerging Growth Series; 0.16%, 1.10%--MFS Investors Growth Stock Series; and 0.15%, 1.10%--MFS Utilities Series.

(/16/) Each Series has adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of service class shares (these fees are referred to as distribution fees.)

(/17/) For the MFS Investors Growth Stock Series--Service Shares, MFS has contractually agreed, subject to reimbursement, to bear the series' expenses such that "Other Expenses" ) after taking into account the expense offset arrangement described above) do not exceed 0.15% annually. These contractual fee arrangements will continue until at least May 1, 2002, unless changed with the consent of the board of trustees which overseas the series.

(/18/) The Distribution Plan with respect to Class IB Shares provides for payments by each fund to Putnam Retail Management at the annual rate (expressed as a percentage of average net assets) of up to 0.35%. The Trustees currently limit 12b-1 payments on Class IB Shares to 0.25% of average net assets.

(/19/) The Rule 12b-1 fees have been restated to reflect an increase in the 12b-1 fees currently payable to Putnam Investment Management, LLC. The Trustees currently limit payments on Class-IB Shares to 0.25% of average net assets.

(/20/) Total Portfolio Annual Expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. See the accompanying underlying fund prospectus for details.

(/21/) Fidelity Management & Research Company agreed to reimburse a portion of Index 500 Portfolio's expenses during the period. The expenses presented in the table are shown with this reimbursement. Without this reimbursement, the Portfolios' management fee, other expenses and total expenses would have been: 0.24%, 0.27% and 0.76%.

EXAMPLES--TABLE A

You would pay the following expenses on a $1,000 investment, assuming a hypothetical 5% annual return on assets, assuming the entire policy value is in the applicable subaccount, and assuming no optional riders have been selected:

The expenses reflect different mortality and expense risk fees depending on which death benefit you select:
A = Return of Premium Death Benefit (1.10% charge)
B = 5% Annually Compounding Death Benefit or the Annual Step-Up Death Benefit (1.25% charge)

                                                           If the Policy is
                                                         annuitized at the end
                                   If the Policy is     of the applicable time
                                surrendered at the end  period or if the Policy
                                of the applicable time      is still in the
                                        period.           accumulation phase.
                                 ----------------------------------------------
                                     1           3           1           3
  Subaccounts                      Year        Years       Year        Years
-------------------------------------------------------------------------------
  BlackRock Large Cap
   Value                      A     $81        $123         $27         $82
                             --------------------------------------------------
                              B     $82        $128         $28         $87
-------------------------------------------------------------------------------
  BlackRock Mid Cap Growth    A     $81        $123         $27         $82
                             --------------------------------------------------
                              B     $82        $128         $28         $87
-------------------------------------------------------------------------------
  BlackRock Global Science
   &                          A     $82        $126         $28         $85
                             --------------------------------------------------
   Technology                 B     $83        $131         $29         $90
-------------------------------------------------------------------------------
  AIM V.I. Balanced Fund      A     $79        $117         $25         $76
                             --------------------------------------------------
                              B     $80        $122         $26         $81
-------------------------------------------------------------------------------
  AIM V.I. Value Fund         A     $76        $109         $22         $69
                             --------------------------------------------------
                              B     $78        $114         $24         $73
-------------------------------------------------------------------------------
  AIM V.I. Dent
   Demographic                A     $83        $129         $29         $88
                             --------------------------------------------------
   Trends Fund                B     $84        $134         $30         $93
-------------------------------------------------------------------------------
  Federated International
   Small                      A     $83        $129         $29         $88
                             --------------------------------------------------
   Company Fund II            B     $84        $134         $30         $93
-------------------------------------------------------------------------------
  Federated Prime Money
   Fund II                    A     $74        $104         $21         $63
                             --------------------------------------------------
                              B     $76        $108         $22         $68
-------------------------------------------------------------------------------
  Federated Quality Bond
   Fund II                    A     $75        $105         $21         $64
                             --------------------------------------------------
                              B     $76        $109         $22         $69
-------------------------------------------------------------------------------
  Federated Small Cap
   Strategies                 A     $84        $132         $30         $92
                             --------------------------------------------------
   Fund II                    B     $85        $137         $31         $96
-------------------------------------------------------------------------------
  MFS Emerging Growth
   Series--                   A     $78        $115         $24         $75
                             --------------------------------------------------
   Service Shares             B     $80        $120         $26         $79
-------------------------------------------------------------------------------
  MFS Investors Growth
   Stock Series--             A     $79        $117         $25         $77
                             --------------------------------------------------
   Service Shares             B     $80        $122         $26         $81
-------------------------------------------------------------------------------
  MFS Utilities Series--      A     $79        $117         $25         $77
                             --------------------------------------------------
   Service Shares             B     $80        $122         $26         $81
-------------------------------------------------------------------------------
  Oppenheimer Global
   Securities                 A     $76        $109         $22         $68
                             --------------------------------------------------
   Fund/VA--Service Shares    B     $77        $113         $24         $73
-------------------------------------------------------------------------------
  Oppenheimer Main Street
   Growth &                   A     $76        $110         $23         $70
                             --------------------------------------------------
   Income Fund/VA--Service
    Shares                    B     $78        $115         $24         $74

EXAMPLES TABLE A continued . . .

                                                          If the Policy is
                                                        annuitized at the end
                                  If the Policy is     of the applicable time
                               surrendered at the end  period or if the Policy
                               of the applicable time      is still in the
                                       period.           accumulation phase.
                                 ---------------------------------------------
                                    1           3           1           3
  Subaccounts                     Year        Years       Year        Years
------------------------------------------------------------------------------
  Oppenheimer Main Street
   Small                     A     $83        $129         $29         $88
                             -------------------------------------------------
   Cap Fund/VA--Service
    Shares                   B     $84        $134         $30         $93
------------------------------------------------------------------------------
  Putnam VT Growth and
   Income                    A     $75        $106         $21         $66
                             -------------------------------------------------
   Fund--Class IB Shares     B     $77        $111         $23         $70
------------------------------------------------------------------------------
  Putnam VT International
   Growth                    A     $80        $120         $26         $79
                             -------------------------------------------------
   Fund--Class IB Shares     B     $81        $124         $27         $84
------------------------------------------------------------------------------
  Putnam VT Investors
   Fund--                    A     $77        $111         $23         $70
                             -------------------------------------------------
   Class IB Shares           B     $78        $115         $24         $75
------------------------------------------------------------------------------
  Fidelity--VIP Growth
   Portfolio--               A     $77        $111         $23         $71
                             -------------------------------------------------
   Service Class 2           B     $78        $116         $24         $75
------------------------------------------------------------------------------
  Fidelity--VIP High
   Income                    A     $78        $114         $24         $74
                             -------------------------------------------------
   Portfolio-- Service
    Class 2                  B     $79        $119         $25         $78
------------------------------------------------------------------------------
  Fidelity--VIP II Index
   500                       A     $73         $99         $19         $59
                             -------------------------------------------------
   Portfolio--Service
    Class 2                  B     $74        $104         $21         $64

EXAMPLES--TABLE B

You would pay the following expenses on a $1,000 investment, assuming a hypothetical 5% annual return on assets, assuming the entire policy value is in the applicable subaccount, and assuming both the family income protector rider and the beneficiary earnings enhancement rider have been selected:

The expenses reflect different mortality and expense risk fees depending on which death benefit you select:
A = Return of Premium Death Benefit (1.10% charge)
B = 5% Annually Compounding Death Benefit or the Annual Step-Up Death Benefit
    (1.25% charge)

                                                           If the Policy is
                                                         annuitized at the end
                                   If the Policy is     of the applicable time
                                surrendered at the end  period or if the Policy
                                of the applicable time      is still in the
                                        period.           accumulation phase.
                                 ----------------------------------------------
                                     1           3           1           3
  Subaccounts                      Year        Years       Year        Years
-------------------------------------------------------------------------------
  BlackRock Large Cap
   Value                      A     $86        $141         $32        $100
                             --------------------------------------------------
                              B     $88        $145         $34        $104
-------------------------------------------------------------------------------
  BlackRock Mid Cap Growth    A     $86        $141         $32        $100
                             --------------------------------------------------
                              B     $88        $145         $34        $104
-------------------------------------------------------------------------------
  BlackRock Global Science
   &                          A     $87        $144         $33        $102
                             --------------------------------------------------
   Technology                 B     $89        $148         $35        $107
-------------------------------------------------------------------------------
  AIM V.I. Balanced Fund      A     $84        $135         $30         $94
                             --------------------------------------------------
                              B     $86        $139         $32         $98
-------------------------------------------------------------------------------
  AIM V.I. Value Fund         A     $82        $127         $28         $86
                             --------------------------------------------------
                              B     $83        $131         $29         $90
-------------------------------------------------------------------------------
  AIM V.I. Dent
   Demographic Trends         A     $88        $147         $34        $105
                             --------------------------------------------------
   Fund                       B     $90        $151         $36        $110
-------------------------------------------------------------------------------
  Federated International
   Small                      A     $88        $147         $34        $105
                             --------------------------------------------------
   Company Fund II            B     $90        $151         $36        $110
-------------------------------------------------------------------------------
  Federated Prime Money
   Fund II                    A     $80        $121         $26         $81
                             --------------------------------------------------
                              B     $82        $156         $28         $85
-------------------------------------------------------------------------------
  Federated Quality Bond
   Fund II                    A     $80        $122         $26         $82
                             --------------------------------------------------
                              B     $82        $127         $28         $86
-------------------------------------------------------------------------------
  Federated Small Cap
   Strategies Fund II         A     $89        $150         $36        $109
                             --------------------------------------------------
                              B     $91        $154         $37        $113
-------------------------------------------------------------------------------
  MFS Emerging Growth
   Series--                   A     $84        $133         $30         $92
                             --------------------------------------------------
   Service Shares             B     $85        $138         $31         $97
-------------------------------------------------------------------------------
  MFS Investors Growth
   Stock Series--             A     $84        $135         $31         $94
                             --------------------------------------------------
   Service Shares             B     $86        $139         $32         $98
-------------------------------------------------------------------------------
  MFS Utilities Series--      A     $84        $135         $31         $94
                             --------------------------------------------------
   Service Shares             B     $86        $139         $32         $98
-------------------------------------------------------------------------------
  Oppenheimer Global
   Securities                 A     $82        $126         $28         $86
                             --------------------------------------------------
   Fund/VA--Service Shares    B     $83        $131         $29         $90
-------------------------------------------------------------------------------
  Oppenheimer Main Street
   Growth &                   A     $82        $128         $28         $87
                             --------------------------------------------------
   Income Fund/VA--Service
    Shares                    B     $84        $132         $30         $92

EXAMPLES TABLE B continued . . .

                                                           If the Policy is
                                                         annuitized at the end
                                   If the Policy is     of the applicable time
                                surrendered at the end  period or if the Policy
                                of the applicable time      is still in the
                                        period.           accumulation phase.
                                 ----------------------------------------------
                                     1           3           1           3
  Subaccounts                      Year        Years       Year        Years
-------------------------------------------------------------------------------
  Oppenheimer Main Street
   Small Cap                  A     $88        $147         $34        $105
                             --------------------------------------------------
   Fund/VA--Service Shares    B     $90        $151         $36        $110
-------------------------------------------------------------------------------
  Putnam VT Growth and
   Income                     A     $81        $124         $27         $83
                             --------------------------------------------------
   Fund-- Class IB Shares     B     $82        $128         $28         $88
-------------------------------------------------------------------------------
  Putnam VT International
   Growth                     A     $85        $137         $31         $96
                             --------------------------------------------------
   Fund--Class IB Shares      B     $87        $142         $33        $101
-------------------------------------------------------------------------------
  Putnam VT Investors
   Fund--                     A     $82        $128         $28         $88
                             --------------------------------------------------
   Class IB Shares            B     $84        $133         $30         $92
-------------------------------------------------------------------------------
  Fidelity--VIP Growth
   Portfolio--                A     $82        $129         $29         $88
                             --------------------------------------------------
   Service Class 2            B     $84        $133         $30         $92
-------------------------------------------------------------------------------
  Fidelity--VIP High
   Income Portfolio--         A     $83        $132         $30         $91
                             --------------------------------------------------
   Service Class 2            B     $85        $136         $31         $95
-------------------------------------------------------------------------------
  Fidelity--VIP II Index
   500 Portfolio--            A     $79        $117         $25         $77
                             --------------------------------------------------
   Service Class 2            B     $80        $122         $26         $81



Table A and Table B will assist you in understanding the costs and expenses that you will bear, directly or indirectly. These include the year 2000 expenses of the underlying fund portfolios, including any fee waivers and/or expense reimbursements (said fee waivers and expense reimbursements are assumed to continue throughout the period shown in the examples). In addition to the expenses listed above, premium taxes may be applicable.

The examples should not be considered a representation of past or future expenses, and actual expenses may be greater or less than those shown. The assumed 5% annual return is hypothetical and should not be considered a representation of past or future annual returns, which may be greater or less than the assumed rate.

Financial Information. The subaccounts had not commenced operations as of December 31, 2000, therefore there is no condensed financial information to report as of the date of this prospectus.

1. THE ANNUITY POLICY

This prospectus describes the Premier Asset Builder Variable Annuity policy offered by Transamerica Life Insurance Company.

An annuity is a policy between you, the owner, and an insurance company (in this case Transamerica), where the insurance company promises to pay you an income in the form of annuity payments. These payments begin on a designated date, referred to as the annuity commencement date. Until the annuity commencement date, your annuity is in the accumulation phase and the earnings (if any) are tax deferred. Tax deferral means you generally are not taxed until you take money out of your annuity. After the annuity commencement date, your annuity switches to the income phase.

The policy is a flexible premium variable annuity. You can use the policy to accumulate funds for retirement or other long-term financial planning purposes.

The policy is a "flexible premium" policy because after you purchase it, you can generally make additional investments of any amount of $50 or more, until the annuity commencement date. But you are not required to make any additional investments.

The policy is a "variable" annuity because the value of your investments can go up or down based on the performance of your investment choices. If you invest in the variable annuity portion of the policy, the amount of money you are able to accumulate in your policy during the accumulation phase depends upon the performance of your investment choices. You could lose the amount you allocate to the variable portion. The amount of annuity payments you receive during the income phase from the variable annuity portion of your policy also depends upon the investment performance of your investment choices for the income phase. However, if you annuitize under the family income protector rider, then Transamerica will guarantee a minimum amount of your annuity payments. There is an extra charge for this rider.

The policy also contains a fixed account. The fixed account offers an interest rate that we guarantee will not decrease during the selected guaranteed period. There may be different interest rates for each different guaranteed period that you select.

2. PURCHASE

Policy Issue Requirements

Transamerica will not issue a policy unless:

 . Transamerica receives all information needed to issue the policy; . Transamerica receives a minimum initial premium payment;
 .  The annuitant, owner and any joint owner are age 85 or younger.

We reserve the right to reject any application or premium payment.

Premium Payments

You should make checks for premium payments payable only to Transamerica Life Insurance Company and send them to the administrative and service office. Your check must be honored in order for Transamerica to pay any associated payments and benefits due under the policy.

Initial Premium Requirements

The initial premium payment for most policies must be at least $2,000. There is no minimum initial premium payment for policies issued under 403(b) policies of the Internal Revenue Code; however, your premium must be received within 90 days of the policy date or your policy will be canceled. Transamerica will credit your initial premium payment to your policy within two business days after the day Transamerica receives it and your complete policy information. If we are unable to credit your initial premium payment, we will contact you within five business days and explain why. We will also return your initial premium payment at that time unless you let us keep it and credit it as soon as possible.

The date on which we credit your initial premium payment to your policy is the policy date. The policy date is used to determine policy years, policy months and policy anniversaries.

You could lose the amount you allocate to the variable portion.

Additional Premium Payments

You are not required to make any additional premium payments. However, you can make additional premium payments as often as you like during the accumulation phase. Additional premium payments must be at least $50. Transamerica will credit additional premium payments to your policy as of the business day we receive your premium and required information. Additional premium payments must be received before the New York Stock Exchange closes to get same-day pricing of the additional premium payment.

Maximum Total Premium Payments

We allow premium payments up to a total of $1,000,000 without prior approval.

Allocation of Premium Payments

When you purchase a policy, Transamerica will allocate your premium payment to the investment choices you select. Your allocation must be in whole percentages and must total 100%. We will allocate additional premium payments the same way, unless you request a different allocation.

If you allocate your premium payment to the dollar cost averaging program, you must give us instructions regarding the subaccount(s) to which transfers are to be made or we cannot accept your premium payment.

You may change allocations for future additional premium payments by sending written instructions or by telephone, subject to the limitations described below under "Telephone Transactions." The allocation change will apply to premium payments received after the date we receive the change request.

Policy Value

You should expect your policy value to change from valuation period to valuation period. A valuation period begins at the close of trading on the New York Stock Exchange on each business day and ends at the close of trading on the next succeeding business day. A business day is each day that the New York Stock Exchange is open. The New York Stock Exchange generally closes at 4:00 p.m. eastern time. Holidays are generally not business days.

3.INVESTMENT CHOICES

The Separate Account

The Premier Asset Builder Variable Annuity separate account currently consists of twenty-two subaccounts.

The subaccounts invest in shares of the underlying fund portfolios. The companies that provide investment advice and administrative services for the underlying fund portfolios offered through this policy are listed below. The following investment choices are currently offered through this policy:

AEGON/TRANSAMERICA SERIES FUND, INC.
Subadvised by BlackRock Advisors, Inc.
 BlackRock Large Cap Value
 BlackRock Mid Cap Growth
 BlackRock Global Science & Technology

AIM VARIABLE INSURANCE FUNDS
Managed by A I M Advisors, Inc.
 AIM V.I. Balanced Fund
 AIM V.I. Value Fund
Managed by H.S. Dent Advisors, Inc.
 AIM V.I. Dent Demographic Trends Fund

FEDERATED INSURANCE SERIES
Managed by Federated Investment Management Company
 Federated International Small Company Fund II
 Federated Prime Money Fund II
 Federated Quality Bond Fund II
 Federated Small Cap Strategies Fund II

MFS(R) VARIABLE INSURANCE TRUSTSM--SERVICE SHARES
Managed by Massachusetts Financial Services Company
 MFS Emerging Growth Series
 MFS Investors Growth Stock Series
 MFS Utilities Series

OPPENHEIMER VARIABLE ACCOUNT FUNDS-- SERVICE SHARES
Managed by OppenheimerFunds, Inc.
 Oppenheimer Global Securities Fund/VA
 Oppenheimer Main Street Growth & Income Fund/VA
 Oppenheimer Main Street Small Cap Fund/VA

PUTNAM VARIABLE TRUST-- CLASS IB SHARES
Managed by Putnam Investments Management, LLC
 Putnam VT Growth and Income Fund
 Putnam VT International Growth Fund
 Putnam VT Investors Fund

VARIABLE INSURANCE PRODUCTS FUND (VIP)--SERVICE CLASS 2
Managed by Fidelity Management & Research Company
 Fidelity--VIP Growth Portfolio
 Fidelity--VIP High Income Portfolio

VARIABLE INSURANCE PRODUCTS FUND II (VIP II)--SERVICE CLASS 2
Managed by Fidelity Management & Research Company
 Fidelity--VIP II Index 500 Portfolio

The general public may not purchase shares of these underlying fund portfolios. The investment objectives and policies may be similar to other portfolios and underlying funds managed by the same investment adviser or manager that are sold directly to the public. You should not expect that the investment results of the underlying fund portfolios to be the same as those of other portfolios or underlying funds.

More detailed information, including an explanation of the portfolios' investment objectives, may be found in the current prospectuses for the underlying fund portfolios, which are attached to this prospectus. You should read the prospectuses for each of the underlying fund portfolios carefully before you invest.

Transamerica may receive expense reimbursements or other revenues from the underlying funds or their managers. The amount of these reimbursements or revenues, if any, may be substantial and may be different for different funds or portfolios, and may be based on the amount of assets that Transamerica or the separate account invests in the underlying fund portfolios.

We do not guarantee that any of the subaccounts will always be available for premium payments, allocations, or transfers. See the SAI for more information concerning the possible addition, deletion or substitution of investments.

The Fixed Account

Premium payments allocated and amounts transferred to the fixed account become part of Transamerica's general account. Interests in the general account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 or 1940 Acts. Transamerica has been advised that the staff of the SEC has not reviewed the disclosures in this Prospectus which relate to the fixed account.

We guarantee that the interest credited to the fixed account will not be less than 3% per year. At the end of the guaranteed period option you selected, the value in that guaranteed period option will automatically be transferred into a new guaranteed period option of the same length (or the next shorter period if the same period is no longer offered) at the current interest rate for that period. You can transfer to another investment choice by giving us notice within 30 days before the end of the expiring guaranteed period.

Full and partial surrenders from a guaranteed period option of the fixed account may be subject to an excess interest adjustment. This adjustment may increase or decrease the amount of interest credited to your policy. Upon full surrender, the excess interest adjustment will not decrease the interest credited to the guaranteed period options of your policy below 3% per year, however. You bear the risk that we will not credit interest greater than 3% per year. We determine credited rates, which are guaranteed for at least one year, in our sole discretion.

If you select the fixed account, your money will be placed with Transamerica's other general assets. The amount of money you are able to accumulate in the fixed account during the accumulation phase depends upon the total interest credited. The amount of each annuity payment you receive during the income phase from the fixed portion of your policy will remain level for the entire income phase.

Transfers

During the accumulation phase, you may make transfers to or from any subaccount or to the fixed account as often as you wish within certain limitations.

Transfers out of a guaranteed period option of the fixed account are limited to the following:
 . Transfers at the end of a guaranteed period, if you notify us within 30 days prior to the end of the guaranteed period that you wish to transfer the amount in the guaranteed period option to another investment choice. No excess interest adjustment will apply.
 . Transfers of amounts equal to interest credited on a monthly, quarterly, semi-annual or annual basis. This may affect your overall interest-crediting rate, because transfers are deemed to come from the oldest premium payment first.

Otherwise, you cannot transfer out of the guaranteed period options of the fixed account.

There are no transfers permitted out of the dollar cost averaging fixed account option except through the dollar cost averaging program.

Each transfer must be at least $500, or the entire subaccount value. Transfers of interest from a guaranteed period option of the fixed account, must be at least $50. If less than $500 remains as a result of the transfer, then we reserve the right to include that amount in the transfer. Transfers must be received while the New York Stock Exchange is open to get same-day pricing of the transaction.

During the income phase, you may transfer values out of any subaccount up to four times per policy year. However, you cannot transfer out of the fixed account in this phase. The minimum amount that can be transferred during this phase is the lesser of $10 of monthly income, or the entire monthly income of the variable annuity units in the subaccount from which the transfer is being made.

Transfers may be made by telephone, subject to limitations described below under "Telephone Transactions."

Currently, there is no charge for transfers and generally no limit on the number of transfers during the accumulation phase. However, in the future, the number of transfers permitted may be limited and a $10 charge per transfer may apply.

During the accumulation phase, we reserve the right to prohibit transfers to the fixed account if we are crediting an effective annual interest rate of 3.0% (the guaranteed minimum).

The policy you are purchasing was not designed for professional market timing organizations or other persons that use programmed, large, or frequent transfers. The use of such transfers may be disruptive to an underlying fund portfolio. We reserve the right to reject any premium payment or transfer request from any person, if, in our judgment, an underlying fund portfolio would be unable to invest effectively in accordance with its investment objectives and policies or would otherwise be potentially adversely affected or if an underlying portfolio would reject our purchase order. We may impose other restrictions on transfers or even prohibit any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege.

4. PERFORMANCE

Transamerica may periodically advertise performance of the various investment portfolios. We may disclose at least three different kinds of performance. First, we may calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the mortality and expense risk fees and administrative charges. It does not reflect the deduction of any applicable premium taxes, surrender charges or any optional rider fees.

The deduction of any applicable premium taxes, surrender charges or any optional rider fees would reduce the percentage increase or make greater any percentage decrease.

Second, advertisements may also include total return figures, which reflect the deduction of the mortality and expense risk fees, administrative charges and surrender charges.

Third, in addition, for certain investment portfolios, performance may be shown for the period commencing from the inception date of the investment portfolio. These figures should not be interpreted to reflect actual historical performance of the separate account.

We also may, from time to time, include in our advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

Appendix A contains performance information that you may find useful. It is divided into various parts, depending upon the type of performance information shown. Future performance will vary and future results will not be the same as the results shown.

5. EXPENSES

There are charges and expenses associated with your policy that reduce the return on your investment in the policy.

Surrender Charges

During the accumulation phase, you can surrender part or all of the cash value. Cash value is the adjusted policy value less any applicable surrender charge and less any rider fees (imposed upon surrender). We may deduct a surrender charge to compensate us for expenses relating to policy sales, including commissions to registered representatives and other promotional expenses.

You can surrender up to 10% of your policy value (measured at the time of surrender) each year free of surrender charges. This free amount is cumulative and is referred to as the cumulative free percentage and is determined at the time of the surrender. If you surrender money in excess of the cumulative free percentage, you might have to pay a surrender charge, which is a contingent deferred sales charge, on the excess amount.

The following schedule shows the surrender charges that apply during the five years following each premium payment:

Number of
  Years
  Since
 Premium     Surrender Charge
 Payment    (as a percentage of
  Date      premium surrendered)
--------------------------------
  0--1                6%
--------------------------------
  1--2                6%
--------------------------------
  2--3                6%
--------------------------------
  3--4                4%
--------------------------------
  4--5                2%
--------------------------------
5 or more             0%

For example, assume your policy value is $100,000 at the beginning of policy year 2 and you surrender $30,000. Since that amount is more than your cumulative free percentage of 20% that is available at that time, you would pay a surrender charge of $600 on the remaining $10,000 (6% of $30,000 - $20,000).

Likewise, assume your policy value is $80,000 (premium payments $100,000) at the beginning of policy year 2 and you surrender your policy. You would pay a surrender charge of $5,040 [6% of ($100,000 - ($80,000 x 20%))].

After the tenth policy year, no surrender charges apply, regardless of when you made your last premium payment.

You receive the full amount of a requested partial surrender because we deduct any surrender charge and any applicable excess interest adjustment from your remaining policy value. You receive your cash value upon full surrender.

For surrender charge purposes, the oldest premium is considered to be surrendered first, and premiums are deemed to be surrendered before any earnings.

Keep in mind that surrenders may be taxable, and if made before age 59 1/2, may be subject to a 10% federal penalty tax. For tax purposes, surrenders from nonqualified policies are considered to come from earnings first. Under qualified policies, surrenders are prorated between taxable and nontaxable amounts.

Surrender charges are waived if you surrender under the nursing care and terminal condition withdrawal option or the unemployment waiver.

Excess Interest Adjustment

Full and partial surrenders of cash value from the fixed account may be subject to an excess interest adjustment. This adjustment could retroactively reduce the interest credited in the fixed account to the guaranteed minimum of 3% per year. This adjustment may also be made to amounts applied to an annuity payment option.

Mortality and Expense Risk Fee

We charge a daily fee as compensation for bearing certain mortality and expense risks under the policy. Examples include a guarantee of annuity rates, the death benefits, certain expenses of the policy, and assuming the risk that the current charges will be insufficient in the future to cover costs of administering the policy. For the Return of Premium Death Benefit the daily mortality and expense risk fee is at an annual rate of 1.10% of assets. During the accumulation phase, for the 5% Annually Compounding Death Benefit and the Annual Step-Up Death Benefit, the daily mortality and expense risk fee is at an annual rate of 1.25% of assets. During the income phase, the daily mortality and expense risk fee for these benefits is at an annual rate of 1.10% of assets. This fee is assessed daily based on the net asset value of each subaccount.

If this charge does not cover our actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use our profit or surplus for any proper purpose, including distribution expenses.

Administrative Charges

We deduct an administrative charge to cover the costs of administering the policies. This daily charge is equal to an annual rate of 0.15% per year of the daily net asset value of the separate account.

In addition, an annual service charge of $30 (but not more than 2% of the policy value) is charged on each policy anniversary and at surrender. The service charge is waived if your policy value or the sum of your premiums, less all partial surrenders, is at least $50,000.

Premium Taxes

Some states assess premium taxes on the premium payments you make. Currently we do not deduct for these taxes at the time you make a premium payment. However, we will deduct the total amount of premium taxes, if any, from the policy value when:
 .  you begin receiving annuity payments;
 .  you surrender the policy; or
 .  you die and a death benefit is paid.

Generally, premium taxes range from 0% to 3.50%, depending on the state.

Federal, State and Local Taxes

We may in the future deduct charges from the policy for any taxes it incurs because of the policy. However, no deductions are being made at the present time.

Transfer Fee

Currently there is no charge for transfers. However, if you make more than 12 transfers per year before the annuity commencement date, we reserve the right to charge $10 for each additional transfer. Premium payments, asset rebalancing and dollar cost averaging transfers are not considered transfers. All transfer requests made at the same time are treated as a single request.

Family Income Protector

If you elect the family income protector, there is an annual rider fee during the accumulation phase of 0.30% of the minimum annuitization value, and a guaranteed payment fee during the income phase at an annual rate of 1.25% of the daily net asset value if you annuitize under the rider. The annual rider fee is also deducted if you surrender the policy.

Beneficiary Earnings Enhancement Rider

If you elect the beneficiary earnings enhancement rider, there is an annual rider fee during the accumulation phase of 0.25% of the policy value. The rider fee will be deducted on each rider anniversary and upon termination of the rider (once we have received all necessary regulatory approvals) during the accumulation phase. The rider fee is deducted pro rata from each investment choice.

Portfolio Fees and Expenses

The value of the assets in each subaccount will reflect the fees and expenses paid by the underlying fund. A list of these expenses is found in the "Fee Table" section of this prospectus. See the prospectuses for the underlying funds for more information.

6.ACCESS TO YOUR MONEY

During the accumulation phase, you can have access to the money in your policy in two ways:
 . by making a surrender (either a complete or partial surrender); or . by taking systematic payouts.

Surrenders

If you take a complete surrender, you will receive:
 .  the value of your policy; plus or minus
 .  any excess interest adjustment, minus
 . any applicable surrender charges, premium taxes, service charges, and family income protector and beneficiary earnings enhancement rider fees.

If you want to take a partial surrender, in most cases it must be for at least $500. Unless you tell us otherwise, we will take the surrender from each of the investment choices in proportion to the policy value.

You may take out up to 10% of the policy value free of surrender charges each policy year. The free amount is cumulative so any free amount not taken one year is available to be taken the following year free of surrender charges.

Remember that any surrender you take will reduce the policy value, and might reduce the amount of the death benefit. See Section 8, Death Benefit, for more details. A surrender may also reduce other benefits.

Surrenders may be subject to a surrender charge. Surrenders from the fixed account may also be subject to an excess interest adjustment. Income taxes, federal tax penalties and certain restrictions may apply to any surrenders you make.

Surrenders from qualified policies may be restricted or prohibited.

During the income phase, you will receive annuity payments under the annuity payment option you select; however, you generally may not take any other surrenders, either complete or partial.

Delay of Payment and Transfers

Payment of any amount due from the separate account for a surrender, a death benefit, or the death of the owner of a nonqualified policy, will generally occur within seven business days from the date Transamerica receives all required information. Transamerica may defer such payment from the separate account if:
 .  the New York Stock Exchange is closed for other than usual weekends or holidays or trading on the Exchange is otherwise restricted; or . an emergency exists as defined by the SEC or the SEC requires that trading be restricted; or
 .  the SEC permits a delay for the protection of owners.

In addition, transfers of amounts from the subaccounts may be deferred under these circumstances.

Pursuant to the requirements of certain state laws, we reserve the right to defer payment of the cash value from the fixed account for up to six months. We may defer payment of any amount until your premium check has cleared your bank.

Excess Interest Adjustment

Money that you surrender from a guaranteed period option of the fixed account before the end of its guaranteed period (the number of years you specified the money would remain in the guaranteed period option) may be subject to an excess interest adjustment. At the time you request a surrender (either full or partial), if interest rates set by Transamerica have risen since the date of the initial guarantee, the excess interest adjustment will result in a lower cash value on surrenders. However, if interest rates have fallen since the date of the initial guarantee, the excess interest adjustment will result in a higher cash value on surrenders.

There will be no excess interest adjustment on any of the following:
 .  nursing care or terminal condition withdrawals;
 .  unemployment surrenders;
 .  surrenders of cumulative interest credited;
 . surrenders to satisfy any minimum distribution requirements; and . systematic payout option payments, which do not exceed the cumulative interest credited.

Please note that in these circumstances, you will not receive a higher cash value if interest rates have fallen, nor will you receive a lower cash value if interest rates have risen.

The excess interest adjustment may be made on amounts applied to an annuity payment option.

7.  ANNUITY PAYMENTS (THE INCOME PHASE)

You choose the annuity commencement date. You can change this date by giving us written notice 30 days before the current annuity commencement date. The new annuity commencement date must be at least 30 days after we receive notice of the change. The latest annuity commencement date generally cannot be after the policy month following the month in which the annuitant attains age 85. We may allow a later annuity commencement date, but in no event will that date be later than the last day of the policy month following the month in which the annuitant attains age 95. The earliest annuity commencement date is 30 days after you purchase your policy.

Election of Annuity Payment Option. Before the annuity commencement date, if the annuitant is alive, you may choose an annuity payment option or change your election. If the annuitant dies before the annuity commencement date, the beneficiary may elect to receive the death benefit in a lump sum or under one of the annuity payment options (unless you become the new annuitant).

Unless you specify otherwise, the annuitant will receive the annuity payments. After the annuitant's death, the beneficiary will receive any remaining guaranteed payments.

Annuity Payment Options

The policy provides five annuity payment options that are described below. You may choose any combination of annuity payment options. We will use your adjusted policy value to provide these annuity payments. If the adjusted policy value on the annuity commencement date is less than $2,000, Transamerica reserves the right to pay it in one lump sum in lieu of applying it under a payment option. You can receive annuity payments monthly, quarterly, semi-annually, or annually. (We reserve the right to change the frequency if payments would be less than $50.)

Unless you choose to receive variable payments under annuity payment options 3 or 5, the amount of each payment will be set on the annuity commencement date and will not change. You may, however, choose to receive variable payments under either annuity payment option 3 or 5. The dollar amount of the first variable payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the policy. The dollar amount of additional variable payments will vary based on the investment performance of the subaccount(s) that you select.

The dollar amount of each variable payment after the first may increase, decrease or remain constant. If the actual investment performance exactly matched the assumed investment return of 5% at all times, the amount of each variable annuity payment would remain equal. If actual investment performance exceeds the assumed investment return, the amount of the variable annuity payments would increase. Conversely, if actual investment performance is lower than the assumed investment return, the amount of the variable annuity payments would decrease. These changes may only occur on an annual basis if you receive stabilized payments under the family income protector.

A charge for premium taxes and an excess interest adjustment may be made when annuity payments begin.

The annuity payment options are explained below. Options 1, 2, and 4 are fixed only. Options 3 and 5 can be fixed or variable.

Payment Option 1--Interest Payments. We will pay the interest on the amount we use to provide annuity payments in equal payments, or this amount may be left to accumulate for a period of time you and Transamerica agree to. You and Transamerica will agree on surrender rights when you elect this option.

Payment Option 2--Income for a Specified Period. We will make level payments only for the fixed period you choose. No funds will remain at the end of the period.

Payment Option 3--Life Income. You may choose between:
 .  No Period Certain (fixed or variable)--Payments will be made only during the annuitant's lifetime.
 .  10 Years Certain (fixed or variable)--Payments will be made for the longer of the annuitant's lifetime or ten years.
 . Guaranteed Return of Policy Proceeds (fixed only)--Payments will be made for the longer of the annuitant's lifetime or until the total dollar amount of payments we made to you equals the amount applied to this option.

Payment Option 4--Income of a Specified Amount. Payments are made for any specified amount until the amount applied to this option, with interest, is exhausted. This will be a series of level payments followed by a smaller final payment.

Payment Option 5--Joint and Survivor Annuity. You may choose between:
 . No Period Certain (fixed or variable)--Payments are made during the joint lifetime of the annuitant and a joint annuitant of your selection. Payments will be made as long as either person is living.

Other annuity payment options may be arranged by agreement with Transamerica. Certain annuity payment options may not be available in all states.

NOTE CAREFULLY:

IF:
 .  you choose Life Income with No Period Certain or a Joint and Survivor
   Annuity with No Period Certain; and
 .  the annuitant(s) dies before the date of the second (third, fourth, etc.)
   annuity payment;
THEN:
 .  we may make only one (two, three, etc.) annuity payments.

IF:
 .  you choose Income for a Specified Period, Life Income with 10 years Certain,
   Life Income with Guaranteed Return of Policy Proceeds, or Income of a Specified Amount; and
 .  the person receiving payments dies prior to the end of the guaranteed period;
THEN:
 . the remaining guaranteed payments will be continued to that person's beneficiary, or their present value may be paid in a single sum.

We will not pay interest on amounts represented by uncashed annuity payment checks if the postal or other delivery service is unable to deliver checks to the payee's address of record. The person receiving payments is responsible for keeping Transamerica informed of their current address.

8. DEATH BENEFIT

We will pay a death benefit to your beneficiary, under certain circumstances, if the annuitant dies during the accumulation phase and the annuitant was also an owner. (If the annuitant was not an owner, a death benefit may or may not be paid. See below.) The beneficiary may choose an annuity payment option, or may choose to receive a lump sum.

When We Pay A Death Benefit

Before the Annuity Commencement Date
We will pay a death benefit to your beneficiary IF:
 . you are both the annuitant and the owner of the policy; and . you die before the annuity commencement date.

If the only beneficiary is your surviving spouse, then he or she may elect to continue the policy as the new annuitant and owner, instead of receiving the death benefit. All future surrender charges will be waived.

We will also pay a death benefit to your beneficiary IF:
 .  you are not the annuitant; and
 . the annuitant dies before the annuity commencement date; and . you specifically requested that the death benefit be paid upon the annuitant's death.

Distribution requirements apply to the policy value upon the death of any owner. These requirements are detailed in the SAI.

After the Annuity Commencement Date
The death benefit payable, if any, on or after the annuity commencement date depends on the annuity payment option selected.

IF:
 .  you are not the annuitant; and
 . you die on or after the annuity commencement date; and . the entire interest in the policy has not been paid to you;

THEN:
 . the remaining portion of such interest in the policy will be distributed at least as rapidly as under the method of distribution being used as of the date of your death.

When We Do Not Pay A Death Benefit

No death benefit is paid in the following cases:

IF:
 .  you are not the annuitant; and
 . the annuitant dies prior to the annuity commencement date; and . you did not specifically request that the death benefit be paid upon the annuitant's death;
THEN:
 .  you will become the new annuitant and the policy will continue.

IF:
 .  you are not the annuitant; and
 .  you die prior to the annuity commencement date;
THEN:
 . the new owner (unless it is your spouse) must generally surrender the policy within five years of your death for the adjusted policy value minus any applicable rider fee.

NOTE CAREFULLY:

If the owner does not name a contingent owner, the owner's estate will become the new owner. If no probate estate is opened (because, for example, the owner has precluded the opening of a probate estate by means of a trust or other instrument), and Transamerica has not received written notice of the trust as a successor owner signed prior to the owner's death, then that trust may not exercise ownership rights to the policy. It may be necessary to open a probate estate in order to exercise ownership rights to the policy if no contingent owner is named in a written notice Transamerica receives.

Amount of Death Benefit

Death benefit provisions may differ from state to state. The death benefit may be paid as a lump sum or as annuity payments. The amount of the death benefit depends on the guaranteed minimum death benefit option you chose when you bought the policy. The death benefit will be the greatest of:
 . policy value on the date we receive the required information; or . cash value on the date we receive the required information (this could be more than the policy value if there is a positive excess interest adjustment that exceeds the surrender charge); or
 . guaranteed minimum death benefit (discussed below), plus premium payments, less partial surrenders from the date of death to the date the death benefit is paid.

Guaranteed Minimum Death Benefit

On the application, you generally may choose one of the three guaranteed minimum death benefit options listed below.

After the policy is issued, you cannot make an election and the death benefit cannot be changed.

A.Return of Premium Death Benefit

  The Return of Premium Death Benefit is the total premium payments, less any adjusted partial surrenders (discussed below) as of the date of death.

  The Return of Premium Death Benefit will be in effect if you do not choose one of the other options on the policy application.

B.5% Annually Compounding Death Benefit

  The 5% Annually Compounding Death Benefit is the total premium payments, less any adjusted partial surrenders, plus interest at an effective annual rate of 5% from the premium payment date or surrender date to the date of death (but not later than your 81st birthday).

  The 5% Annually Compounding Death Benefit is not available if the owner or annuitant is 81 or older on the policy date.

  There is an extra charge for this death benefit.

C.Annual Step-Up Death Benefit

  On each policy anniversary before your 81st birthday, a new "stepped-up" death benefit is determined and becomes the guaranteed minimum death benefit for that policy year. The death benefit is equal to:
  . the largest policy value on the policy date or on any policy anniversary before the earlier of the date of death or the owner's 81st birthday; plus
  .  any premium payments you have made since that date; minus
  .  any adjusted partial surrenders we have paid to you since that date.

  The Annual Step-Up Death Benefit is not available if the owner or annuitant is 81 or older on the policy date.

  There is an extra charge for this death benefit.

IF, under all three death benefit options:
 .  the surviving spouse elects to continue the policy instead of receiving the death benefit; and
 .  the guaranteed minimum death benefit is greater than the policy value;

THEN:
 . we will increase the policy value to be equal to the guaranteed minimum death benefit. This increase is made only at the time the surviving spouse elects to continue the policy, and the guaranteed minimum death benefit will continue as applicable.

Adjusted Partial Surrender

When you request a partial surrender, your guaranteed minimum death benefit will be reduced by an amount called the adjusted partial surrender. Under certain circumstances, the adjusted partial surrender may be more than the amount of your surrender request. This will generally be the case if the guaranteed minimum death benefit exceeds the policy value at the time of the surrender. It is also possible that if a death benefit is paid after you have made a partial surrender, then the total amount paid could be less than total premium payments. We have included a detailed explanation of this adjustment in the SAI. This is referred to as "adjusted partial withdrawal' in your policy.

9.TAXES

NOTE: Transamerica has prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances. Transamerica has included an additional discussion regarding taxes in the SAI.

Annuity Policies in General

Deferred annuity policies are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code for annuities. Simply stated, these rules provide that you will not be taxed on the earnings, if any, on the money held in your annuity policy until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of policy--qualified or nonqualified (discussed below). You will generally not be taxed on increases in the value of your policy until a distribution occurs--either as a surrender or as annuity payments.

When a non-natural person (e.g., corporation or certain other entities other than tax-qualified trusts) owns a nonqualified policy, the policy will generally not be treated as an annuity for tax purposes.

Qualified and Nonqualified Policies

If you purchase the policy under an individual retirement annuity, a pension plan, or specially sponsored program, your policy is referred to as a qualified policy.

Qualified policies are issued in connection with the following plans:

 . Individual Retirement Annuity (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the contract. A Roth IRA also allows individuals to make contributions to the contract, but it does not allow a deduction for contributions, and distributions may be tax-free if the owner meets certain rules.
 . Tax-Sheltered Annuity (403(b) Plan): A 403(b) Plan may be made available to employees of certain public school systems and tax-exempt organizations and permits contributions to the contract on a pre-tax basis.
 . Corporate Pension and Profit-Sharing Plans and H.R. 10 Plan: Employers and self-employed individuals can establish pension or profit-sharing plans for their employees or themselves and make contributions to the contract on a pre-tax basis.
 . Deferred Compensation Plan (457 Plan): Certain governmental and tax-exempt organizations can establish a plan to defer compensation on behalf of their employees through contributions to the contract.

The policy contains death benefit features that in some cases may exceed the greater of the premium payments or the policy value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan or 403(b) plan. Because the death benefit may exceed this limitation, anyone using the policy in connection with such plans should consult their tax adviser. The Internal Revenue Service has not reviewed the contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether the death benefit provision, such as the provisions in the contract, comports with IRA qualification requirements.

If you purchase the policy as an individual and not under an individual retirement annuity, 403(b) plan, 457 plan, or pension or profit sharing plan, your policy is referred to as a nonqualified policy.

Surrenders--Qualified Policies

The information herein describing the taxation of nonqualified policies does not apply to qualified policies. There are special rules that govern with respect to qualified policies. Generally, these rules restrict:
 . the amount that can be contributed to the policy during any year; and . the time when amounts can be paid from the policies.

In addition, a penalty tax may be assessed on amounts surrendered from the policy prior to the date you reach age 59 1/2, unless you meet one of the exceptions to this rule. You may also be required to begin taking minimum distributions from the policy by a certain date. The terms of the plan may limit the rights otherwise available to you under the policies. We have provided more information in the SAI.

You should consult your legal counsel or tax adviser if you are considering purchasing a policy for use with any retirement plan.

Surrenders--403(b) Policies

The Internal Revenue Code limits surrender from certain 403(b) policies. Surrenders can generally only be made when an owner:
 .  reaches age 59 1/2;
 .  leaves his/her job;
 .  dies;
 . becomes disabled (as that term is defined in the Internal Revenue Code); or . declares hardship. However, in the case of hardship, the owner can only surrender the premium payments and not any earnings.

Diversification and Distribution Requirements

The Internal Revenue Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity policy. The policy must also meet certain distribution requirements at the death of an owner in order to be treated as an annuity policy. These diversification and distribution requirements are discussed in the SAI. Transamerica may modify the policy to attempt to maintain favorable tax treatment.

Surrenders--Nonqualified Policies

If you make a surrender from a nonqualified policy before the annuity commencement date, the Internal Revenue Code treats that surrender as first coming from earnings and then from your premium payments. When you make a surrender you are taxed on the amount of the surrender that is earnings. (The excess interest adjustment resulting from the surrender may affect the amount on which you are taxed. You should consult a tax adviser if a surrender results in an excess interest adjustment.) If you make a full surrender, you are generally taxed on the amount that your surrender proceeds exceeds the "investment in the contract,", which is generally your premiums paid (adjusted for any prior surrenders that came out of premiums). Different rules apply for annuity payments. See "Annuity Payments" below.

The Internal Revenue Code also provides that surrendered earnings may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includable in income. Some surrenders will be exempt from the penalty. They include any amounts:
 .  paid on or after the taxpayer reaches age 59 1/2;
 .  paid after an owner dies;
 .  paid if the taxpayer becomes totally disabled (as that term is defined in the Internal Revenue Code);
 .  paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;
 .  paid under an immediate annuity; or
 .  which come from premium payments made prior to August 14, 1982.

All non-qualified deferred annuity policies that are issued by Transamerica (or its affiliates) to the same owner during any calendar year are treated as one annuity for purposes of determining the amount includable in the owner's income when a taxable distributions occurs.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the policy because of the death of an owner or the annuitant. Generally, such amounts should be includable in the income of the recipient:
 .  if distributed in a lump sum, these amounts are taxed in the same manner as a full surrender; or
 . if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

Annuity Payments

Although the tax consequences may vary depending on the annuity payment option you select, in general, for nonqualified and certain qualified policies, only a portion of the annuity payments you receive will be includable in your gross income.

In general, the excludable portion of each annuity payment you receive will be determined as follows:
 . Fixed payments--by dividing the "investment in the contract" on the annuity commencement date by the total expected value of the annuity payments for the term of the payments. This is the percentage of each annuity payment that is excludable.
 . Variable payments--by dividing the "investment in the contract" on the annuity commencement date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the "investment in the contract" has been fully recovered, the full amount of any additional annuity payments is includable in gross income.

If you select more than one annuity payment option, special rules govern the allocation of the policy's entire "investment in the contract" to each such option, for purposes of determining the excludable amount of each payment received under that option. We advise you to consult a competent tax adviser as to the potential tax effects of allocating amounts to any particular annuity payment option.

If, after the annuity commencement date, annuity payments stop because an annuitant died, the excess (if any) of the "investment in the contract" as of the annuity commencement date over the aggregate amount of annuity payments received that was excluded from gross income is generally allowable as a deduction for your last taxable year.

It is unclear whether stabilized annuity payments under the family income protector rider should be treated as fixed annuity payments or variable annuity payments for federal income tax purposes. You should consult a tax adviser on this issue.

Annuity Contracts Purchased by Nonresident Aliens and Foreign Corporations

The discussion above provided general information regarding U.S. federal income tax consequences to annuity owners that are U.S. persons. Taxable distributions made to owners who are not U.S. persons will generally be subject to U.S. federal income tax withholding at a 30% rate, unless a lower treaty rate applies. In addition, distributions may be subject to state and/or municipal taxes and taxes that may be imposed by the owner's country of citizenship or residence. Prospective foreign owners are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation for any annuity policy purchase.

Transfers, Assignments or Exchanges of Policies

A transfer of ownership or assignment of a policy, the designation of an annuitant or payee or other beneficiary who is not also the owner, the selection of certain annuity commencement dates, or a change of annuitant, may result in certain income or gift tax consequences to the owner that are beyond the scope of this discussion. An owner contemplating any such transfer, assignment, selection, or change should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation or otherwise. You should consult a tax adviser with respect to legal developments and their effect on the policy.

Separate Account Charges

It is possible that the Internal Revenue Service may take a position that fees for certain optional benefits (e.g., death benefits other than the Return of Premium death benefit) are deemed to be taxable distributions to you. In particular, the Internal Revenue Service may treat fees associated with the beneficiary earnings enhancement rider as a taxable withdrawal, which might also be subject to a tax penalty if the withdrawal occurs prior to age 59 1/2. Although we do not believe that the fees associated with the beneficiary earnings enhancement rider or any other optional benefit provided under the policy should be treated as taxable withdrawals you should consult your tax advisor prior to selecting any optional benefit under the policy.

10.ADDITIONAL FEATURES

Systematic Payout Option

You can select at any time (during the accumulation phase) to receive regular payments from your policy by using the systematic payout option. Under this option, you can receive up to 10% (annually) of your policy's value free of surrender charges. Payments can be made monthly, quarterly, semi-annually, or annually. Each payment must be at least $50, and cannot exceed 10% of the policy value, at the time a systematic payout option payment is made, divided by the number of payments per year. Monthly and quarterly payments must be made by electronic funds transfer directly to your checking or savings account. There is no charge for this benefit.

Family Income Protector

The optional "family income protector" rider assures you of a minimum level of income in the future by guaranteeing a minimum annuitization value (discussed below) after ten years. You may elect to purchase this benefit, which provides a minimum amount you will have to apply to a family income protector payment option and which guarantees a minimum amount for those payments once you begin to receive them. By electing this benefit, you can participate in the gains of the underlying variable investment options you select while knowing that you are guaranteed a minimum level of income in the future, regardless of the performance of the underlying variable investment options. The family income protector rider will not be issued if you are 85 years old or older (earlier if required by state law).

You can annuitize under the rider (subject to the conditions described below) at the greater of the adjusted policy value or the minimum annuitization value.

Minimum Annuitization Value. The minimum annuitization value is:
 .  the policy value on the date the rider is issued; plus
 .  any additional premium payments; minus
 .  an adjustment for any surrenders made after the date the rider is issued;
 .  the result of which is accumulated at the annual growth rate written on page one of the rider; minus
 .  any premium taxes.

The annual growth rate is currently 6% per year. Once the rider is added to your policy, the annual growth rate will not vary during the life of that rider. Surrenders may reduce the minimum annuitization value on a basis greater than dollar-for-dollar. See the SAI for more information.

The minimum annuitization value may only be used to annuitize using the family income protector payment options and may not be used with any of the annuity payment options listed in Section 7 of this prospectus. The family income protector payment options are:
 .  Life Income--An election may be made for "No Period Certain" or "10 Years
   Certain". In the event of the death of the annuitant prior to the end of the chosen period certain, the remaining period certain payments will be continued to the beneficiary.
 . Joint and Full Survivor--An election may be made for "No Period Certain" or "10 Years Certain". Payments will be made as long as either the annuitant or joint annuitant is living. In the event of the death of both the annuitant and joint annuitant prior to the end of the chosen period certain, the remaining period certain payments will be continued to the beneficiary.

NOTE CAREFULLY:

IF:
 .  You choose Life Income with No Period Certain or Joint and Full Survivor with No Period Certain; and
 . The annuitant(s) dies before the due date of the second (third, fourth, etc.) annuity payment;

THEN:
 .  We will make only one (two, three, etc.) annuity payments.

The minimum annuitization value is used solely to calculate the family income protector annuity payments and does not establish or guarantee a policy value or guarantee performance of any investment option. Because this benefit is based on conservative actuarial factors (such as the use of a 3% assumed investment return, or "AIR," to calculate the first annuity payment, which results in a lower dollar amount for that payment than would result from using the 5.0% AIR that is used with the regular annuity payments described in
Section 7 above), the level of lifetime income that it guarantees may be less than the level that would be provided by application of the adjusted policy value at otherwise applicable annuity factors. Therefore, the family income protector should be regarded as a safety net. The costs of annuitizing under the family income protector include the guaranteed payment fee, and also the lower payout levels inherent in the annuity tables used for those minimum payouts (which may include an annuity age factor adjustment). These costs should be balanced against the benefits of a minimum payout level.

In addition to the annual growth rate, other benefits and fees under the rider (the rider fee, the fee waiver threshold, the guaranteed payment fee, and the waiting period before the rider can be exercised) are also guaranteed not to change after the rider is added. However, all of these benefit specifications may change if you elect to upgrade the minimum annuitization value.

Minimum Annuitization Value Upgrade. You can upgrade your minimum annuitization value to the policy value on a policy anniversary. This may be done within thirty days after any policy anniversary before your 85th birthday (earlier if required by state law). For your convenience, we will put the last date to upgrade on page one of the rider.

If you upgrade:
 . the current rider will terminate and a new one will be issued with its own specified guaranteed benefits and fees (the new rider will be what is currently offered for new sales);
 . the new fees, thresholds and factors may be higher (or lower) than before; . the new annual growth rate may be lower (or higher) than before; and . you will have a new ten year waiting period before you can annuitize under the rider.

It generally will not be to your advantage to upgrade unless your adjusted policy value exceeds your minimum annuitization value on the applicable policy anniversary.

Conditions of Exercise of the Family Income Protector. You can only annuitize using the family income protector within the 30 days after the tenth or later policy anniversary after the family income protector is elected or, in the case of an upgrade of the minimum annuitization value, the tenth or later policy anniversary following the upgrade. Transamerica may, at its discretion, change the waiting period before the family income protector can be exercised in the future. You cannot, however, annuitize using the family income protector after the policy anniversary after your 94th birthday (earlier if required by state law). For your convenience, we will put the first and last date to annuitize using the family income protector on page one of the rider.

NOTE CAREFULLY:

 . If you annuitize at any time other than indicated above, you cannot use the family income protector.

Guaranteed Minimum Stabilized Payments. Annuity payments under the rider are guaranteed to never be less than the initial payment. See the SAI for information concerning the calculation of the initial payment. The payments will also be "stabilized" or held constant during each policy year.

During the first policy year after annuitizing using the rider, each stabilized payment will equal the initial payment. On each policy anniversary thereafter, the stabilized payment will increase or decrease depending on the performance of the investment options you selected (but will never be less than the initial payment), and then be held constant at that amount for that policy year. The stabilized payment on each policy anniversary will equal the greater of the initial payment or the payment supportable by the annuity units in the selected investment options. See the SAI for additional information concerning stabilized payments.

Rider Fee. A rider fee, currently 0.30% of the minimum annuitization value on the policy anniversary, is charged annually prior to annuitization. We will also charge this fee if you take a complete surrender. The rider fee is deducted from each variable investment choice in proportion to the amount of policy value in each subaccount. This fee is deducted even if the adjusted policy value exceeds the minimum annuitization value.

The rider fee on any given policy anniversary will be waived if the policy value exceeds the fee waiver threshold. The fee waiver threshold currently is two times the minimum annuitization value. Transamerica may, at its discretion, change the fee waiver threshold in the future, but it will never be greater than two and one-half times the minimum annuitization value.

Guaranteed Payment Fee. A guaranteed payment fee, currently equal to an effective annual rate of 1.25% of the daily net asset value in the separate account, is reflected in the amount of the variable payments you receive if you annuitize under the family income protector rider, in addition to the base product mortality and expense risk fee and administrative charge. The guaranteed payment fee is included on page one of the rider.

Termination. The rider is irrevocable. You have the option not to use the benefit but you will not receive a refund of any fees you have paid. The rider will terminate upon the earliest of the following:

 . annuitization (you will still get guaranteed minimum stabilized payments if you annuitize using the minimum annuitization value under the family income protector);
 .  upgrade of the minimum annuitization value (although a new rider will be issued);
 .  termination of your policy; or
 . 30 days after the policy anniversary after your 94th birthday (earlier if required by state law).

The family income protector may vary by state and may not be available in all states. For policies sold in New Jersey, certain provisions of the family income protector differ from the above description. New Jersey residents should see the separate supplement describing the family income protector for New Jersey.

Beneficiary Earnings Enhancement

The optional "beneficiary earnings enhancement" rider pays an additional death benefit amount when a death benefit is payable under your policy, in certain circumstances. The beneficiary earnings enhancement will not be paid unless (a) the rider is in force, (b) a death benefit is payable on the policy, and (c) there are rider earnings when the death benefit is calculated. The beneficiary earnings enhancement rider is available for issue ages through age 80.

Beneficiary Earnings Enhancement Amount. The beneficiary earnings enhancement is only payable if you elected the rider prior to the death triggering the payment of the policy death benefit and a death benefit is payable under the policy. The beneficiary earnings enhancement is equal to:

 . the beneficiary earnings enhancement factor (see below) multiplied by . the rider earnings on the date used to calculate the death benefit.

Rider earnings equal:
 .  the policy death benefit; minus
 .  policy value on the rider date; minus
 .  premium payments after the rider date; plus
 . surrenders after the rider date that exceed the rider earnings on the date of the surrender.

No benefit is payable under the beneficiary earnings enhancement rider if there are no rider earnings on the date the death benefit is calculated.

If you purchase your policy as part of a 1035 transfer or added the beneficiary earnings enhancement rider after you purchased the policy, rider earnings do not include any gains before the beneficiary earnings enhancement rider is added to your policy.

The beneficiary earnings enhancement factor is currently 40% for issue ages under 71 and 25% for issue ages 71-80. For purposes of computing taxable gains, both the death benefit payable under the policy and the beneficiary earnings enhancement will be considered.

Please see the Statement of Additional Information for an example which illustrates the beneficiary earnings enhancement payable as well as the effect of a partial surrender on the beneficiary earnings enhancement.

Spousal Continuation. If a spouse elects to continue the policy instead of receiving a death benefit and beneficiary earnings enhancement, the spouse has the following options:

 . Continue the policy and receive a one-time policy value increase equal to the beneficiary earnings enhancement. At this time the rider would terminate. The spouse would have the option of immediately re-electing the rider as long as they are under the age of 81, however, it would only cover gains from the time of such election going forward; or
 . Continue the policy without the one-time policy value increase and continue the rider as is. When the next death occurs, the rider will pay the beneficiary earnings enhancement based on gains since the rider was issued, not since the time of the first death.

Rider Fee. A rider fee, currently 0.25% of the policy value, is deducted annually on each rider anniversary prior to annuitization. We will also deduct this fee upon full surrender of the policy or other termination of the rider (once we have received all necessary regulatory approvals). The rider fee is deducted pro rata from each investment choice. The fee is deducted even during periods when the beneficiary earnings enhancement would not pay any benefits because there are no rider earnings.

Termination. The rider will remain in effect until:

 . you cancel it by notifying our service center in writing, . the policy is annuitized or surrendered, or . the beneficiary earnings enhancement is paid or added to the policy value under a spousal continuation.

Once terminated, the beneficiary earnings enhancement rider may be re-elected, however, a new rider will be issued and the additional death benefit will be re-determined. Please note that if the rider is terminated and then re-elected, it will only cover gains, if any, since it was re-elected and the terms of the new rider may be different than the terminated rider.

This rider may violate the requirements of certain qualified plans. Consult a tax adviser before electing this rider.

The beneficiary earnings enhancement rider may vary by state and may not be available in all states.

Nursing Care and Terminal Condition Withdrawal Option

No surrender charges or excess interest adjustment will apply if you make a surrender under certain circumstances, after you or your spouse has been:
 . confined in a hospital or nursing facility for 30 days in a row; or . diagnosed with a terminal condition (usually a life expectancy of 12 months or less).

This benefit is also available to the annuitant or annuitant's spouse if the owner is not a natural person.

You may exercise this benefit at any time (during the accumulation phase) and there is no charge for this benefit. This benefit may not be available in all states. See the policy or endorsement for details and conditions.

Unemployment Waiver

No surrender charges or excess interest adjustment will apply to surrenders after you or your spouse become unemployed. In order to qualify, you (or your spouse, whichever is applicable) must have been:
 . employed full time for at least two years prior to becoming unemployed; and . employed full time on the policy date; and . unemployed for at least 60 days in a row at the time of surrender; and . must have a minimum cash value at the time of surrender of $5,000.

You must provide written proof from your State's Department of Labor, which verifies that you qualify for and are receiving unemployment benefits at the time of surrender. This benefit may not be available in all states.

You may select this benefit at any time (during the accumulation phase) and there is no charge for this benefit.

This benefit is also available to the annuitant or annuitant's spouse if the owner is not a natural person. This benefit may not be available in all states. See the policy for details.

Telephone Transactions

You may make transfers and change the allocation of additional premium payments by telephone IF:

 .  you select the "Telephone Transfer/Reallocation Authorization" box in the
   policy application or enrollment information; or . you later complete an authorization form.

You will be required to provide certain information for identification purposes when requesting a transaction by the telephone and we may record your telephone call. Transamerica may also require written confirmation of your request. Transamerica will not be liable for following telephone requests that it believes are genuine. Transamerica reserves the right to revoke your telephone transaction privileges at any time without revoking all owners' telephone transfer privileges. Telephone requests must be received while the New York Stock Exchange is open to get same-day pricing of the transaction. We may discontinue this option at any time.

We may deny telephone transaction privileges to market timers.

We cannot guarantee that telephone transactions will always be available. For example, our offices may be closed during severe circumstances or other weather emergencies. There may be interruptions in service beyond our control, and if the volume of calls is unusually high, we might not have anyone available, or lines available, to take your call.

Dollar Cost Averaging Program

During the accumulation phase, you may instruct us to automatically transfer money from certain investment options into the variable subaccounts in the allocations you specified at the time you purchased your policy or by a subsequent written notice which will take effect for any transfers after the date it is received at our service center. This is known as dollar cost averaging. Your transfers will begin the month after we receive your request.

Dollar cost averaging buys more accumulation units when prices are low and fewer accumulation units when prices are high. It does not guarantee profits or assure that you will not experience a loss. You should consider your ability to continue the dollar cost averaging program during all economic conditions.

There are two dollar cost averaging programs available under your policy:
Traditional and Special.

Traditional Dollar Cost Averaging. During the accumulation phase, you may instruct us to automatically transfer money from the dollar cost averaging fixed account option into the variable subaccounts in the allocations you specified. You may specify the dollar amount to be transferred either monthly or quarterly; however, each transfer must be at least $500. A minimum of 6 monthly or 4 quarterly transfers are required and a maximum of 24 monthly or 8 quarterly transfers are allowed. Transfers must begin within 30 days.

NOTE CAREFULLY:

 . If you attempt to begin a traditional dollar cost averaging program with less than the necessary minimum amount, no transfers will be made and any amount allocated to that program will remain in the traditional dollar cost averaging fixed account until the minimum amount is reached or you transfer the funds out.
 . If you specify the number of transfers, up to two additional transfers may be necessary to complete a traditional dollar cost averaging program.

Special Dollar Cost Averaging. During the accumulation phase, you may elect to allocate premium payments to either the six or twelve month special dollar cost averaging accounts of the fixed account. Amounts will then be transferred from the special dollar cost averaging account to the variable subaccounts on a monthly basis for six or twelve months (depending on the option you select) in the allocations you specified. Each transfer must be at least $500.

If you elect dollar cost averaging and have multiple sources funding your policy, the dollar cost averaging program will begin with the first money received. As the money from the other sources is received, the amount of the dollar cost averaging transfers will increase but the length of the program will not. If some of the money from the other sources is not received before the dollar cost averaging program has ended, a new dollar cost averaging program will start when we receive the money (assuming it meets the minimum dollar cost averaging requirements discussed below).

If you make additional premium payments while a dollar cost averaging program is running, absent new instructions to the contrary, the amount of the dollar cost averaging transfers will increase but the length of the program will not. If additional premium is received after a dollar cost averaging program is completed, absent new instructions to the contrary:
 .  a new dollar cost averaging program will be started using the previous instructions; or
 . if the additional premium does not meet the minimum requirements to start a new dollar cost averaging program, then the additional premium will be allocated as identified in the previous dollar cost averaging program.

NOTE CAREFULLY:

 . If we do not receive all necessary information to begin a special dollar cost averaging program within 30 days of allocating premium to the program, that premium will be transferred to the traditional dollar cost averaging fixed account.

If you discontinue a dollar cost averaging program before its completion, then the interest credited on amounts in the dollar cost averaging fixed account may be adjusted downward, but not below the minimum guaranteed effective annual interest rate of 3%.

May vary by state and may not be available in all states. See the policy for availability of the fixed account options.

Asset Rebalancing

During the accumulation phase you can instruct us to automatically rebalance the amounts in your subaccounts to maintain your desired asset allocation. This feature is called asset rebalancing and can be started and stopped at any time free of charge. However, we will not rebalance if you are in the dollar cost averaging program or if any other transfer is requested. If a transfer is requested, we will honor the requested transfer and discontinue asset rebalancing. New instructions are required to start asset rebalancing. Asset rebalancing ignores amounts in the fixed account. You can choose to rebalance monthly, quarterly, semi-annually, or annually.

11.OTHER INFORMATION

Ownership

You, as owner of the policy, exercise all rights under the policy. You can change the owner at any time by notifying us in writing. An ownership change may be a taxable event.

Assignment

You can also assign the policy anytime during your lifetime. Transamerica will not be bound by the assignment until we receive written notice of the assignment. We will not be liable for any payment or other action we take in accordance with the policy before we receive notice of the assignment. There may be limitations on your ability to assign a qualified policy. An assignment may have tax consequences.

Transamerica Life Insurance Company

As of March 1, 2001, PFL Life Insurance Company changed its name to Transamerica Life Insurance Company. Transamerica Life Insurance Company was incorporated under the laws of the State of Iowa on April 19, 1961 as NN Investors Life Insurance Company, Inc. It is engaged in the sale of life and health insurance and annuity policies. Transamerica is a wholly-owned indirect subsidiary of AEGON USA, Inc. which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of AEGON USA, Inc., is indirectly owned by AEGON N.V. of The Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. Transamerica is licensed in the District of Columbia, Guam, and in all states except New York.

All obligations arising under the policies, including the promise to make annuity payments, are general corporate obligations of Transamerica.

The Separate Account

Transamerica established a separate account, called the Separate Account VA F, under the laws of the State of Iowa on May 15, 2000. The separate account receives and currently invests the premium payments that are allocated to the separate account for investment in shares of the underlying fund portfolios.

The separate account is registered with the SEC as a unit investment trust under the 1940 Act. However, the SEC does not supervise the management, the investment practices, or the policies of the separate account or Transamerica. Income, gains, and losses, whether or not realized, from assets allocated to the separate account are, in accordance with the policies, credited or charged against the separate account without regard to Transamerica's other income, gains or losses.

The assets of the separate account are held in Transamerica's name on behalf of the separate account and belong to Transamerica. However, those assets that underlie the policies are not chargeable with liabilities arising out of any other business Transamerica may conduct. The separate account includes other subaccounts that are not available under these policies.

Mixed and Shared Funding

Before making a decision concerning the allocation of premium payments to a particular subaccount, please read the prospectuses for the underlying funds. The underlying funds are not limited to selling their shares to this separate account and can accept investments from any separate account or qualified retirement plan. Since the underlying fund portfolios are available to registered separate accounts offering variable annuity products of Transamerica, as well as variable annuity and variable life products of other insurance companies, and qualified retirement plans, there is a possibility that a material conflict may arise between the interests of this separate account and one or more of the other accounts of another participating insurance company. In the event of a material conflict, the affected insurance companies, including Transamerica, agree to take any necessary steps to resolve the matter. This includes removing their separate accounts from the underlying funds. See the prospectuses for the underlying funds for more details.

Exchanges and Reinstatements

You can generally exchange one annuity policy for another in a 'tax-free exchange' under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. Remember that if you exchange another annuity for the one described in this prospectus, then you may pay a surrender charge on the other annuity and there will be a new surrender charge period and other charges may be higher (or lower) and the benefits may be different. You should not exchange another annuity for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this policy (that person will generally earn a commission if you buy this policy through an exchange or otherwise).

You may exchange your policy for one issued by another life insurance company. You may also request us to reinstate your policy after such an exchange by returning the same total dollar amount of funds to the applicable investment choices. The dollar amount will be used to purchase new accumulation units at the then current price. Because of changes in market value, your new accumulation units may be worth more or less than the units you previously owned. We recommend that you consult a tax professional to explain the possible tax consequences of exchanges and/or reinstatements.

Voting Rights

Transamerica will vote all shares of the underlying funds in accordance with instructions we receive from you and other owners that have voting interests in the portfolios. We will send you and other owners written requests for instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares in proportion to those instructions. If, however, we determine that we are permitted to vote the shares in our own right, we may do so. Each person having a voting interest will receive proxy material, reports, and other materials relating to the appropriate portfolio.

Distributor of the Policies

AFSG Securities Corporation is the principal underwriter of the policies. Like Transamerica, it is an indirect wholly owned subsidiary of AEGON USA, Inc. It is located at 4333 Edgewood Road NE, Cedar Rapids, IA 52499-0001. AFSG Securities Corporation is registered as a broker/dealer under the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers, Inc. ("NASD"). It was incorporated in Pennsylvania on March 12, 1986.

Commissions of up to 5% of premium payments will be paid to broker/dealers who sell the policies under agreements with AFSG Securities Corporation. These commissions are not deducted from premium payments. In addition, certain production, persistency and managerial bonuses may be paid. Transamerica may also pay compensation to banks and other financial institutions for their services in connection with the sale and servicing of the policies.

To the extent permitted by NASD rules, promotional incentives or payments may also be provided to broker/dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services. Transamerica intends to recoup commissions and other sales expenses primarily, but not exclusively, through:
 .  The administrative charge;
 .  The surrender charge;
 .  The mortality and expense risk fee;
 . Revenues, if any, that Transamerica receives from the underlying portfolios or their managers; and

 . Investment earnings on amounts allocated under policies to the fixed account.

Commissions paid on the policy, including other incentives or payments, are not charged to the policy owners or the separate account.

Pending regulatory approvals, Transamerica intends to distribute the policy in all states, except New York, and in certain possessions and territories.

Variations in Policy Provisions

Certain provisions of the policies may vary from the descriptions in this prospectus in order to comply with different state laws. See your policy for variations since any such state variations will be included in your policy or in riders or endorsements attached to your policy.

IMSA

Transamerica is a member of the Insurance Marketplace Standards Association
(IMSA). IMSA is an independent, voluntary organization of life insurance companies. It promotes high ethical standards in the sales and advertising of individual life insurance and annuity products. Companies must undergo a rigorous self and independent assessment of their practices to become a member of IMSA. The IMSA logo in our sales literature shows our ongoing commitment to these standards.

Legal Proceedings

There are no legal proceedings to which the separate account is a party or to which the assets of the account are subject. Transamerica, like other life insurance companies, is involved in lawsuits. In some class action and other lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, Transamerica believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the separate account or Transamerica.


Financial Statements

The financial statements of Transamerica are included in the SAI. The subaccounts had not commenced operations as of December 31, 2000, therefore there are no separate account financial statements to report at this time.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

  Glossary of Terms
  The Policy--General Provisions
  Certain Federal Income Tax Consequences
  Investment Experience
  Family Income Protector--Additional Information
  Beneficiary Earnings Enhancement Rider--Additional Information
  Historical Performance Data
  Published Ratings
  State Regulation of Transamerica
  Administration
  Records and Reports
  Distribution of the Policies
  Voting Rights
  Other Products
  Custody of Assets
  Legal Matters
  Independent Auditors
  Other Information
  Financial Statements

                                   APPENDIX A

                          HISTORICAL PERFORMANCE DATA

Standardized Performance Data

Transamerica may advertise historical yields and total returns for the subaccounts of the separate account. These figures are based on historical earnings and will be calculated according to guidelines from the SEC. They do not indicate future performance.

Federated Prime Money Fund II. The yield of the Federated Prime Money Fund II for a policy refers to the annualized income generated by an investment under a policy in the subaccount over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment under a policy in the subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

Other Subaccounts. The yield of a subaccount of the separate account (other than the Federated Prime Money Fund II) for a policy refers to the annualized income generated by an investment under a policy in the subaccount over a specified 30-day period. The yield is calculated by assuming that the income generated by the investment during that 30-day period is generated each 30-day period over a 12-month period and is shown as a percentage of the investment.

The total return of a subaccount of the separate account refers to return quotations assuming an investment under a policy has been held in the subaccount for various periods of time including a period measured from the date the subaccount commenced operations. When a subaccount has been in operation for 1, 5, and 10 years, respectively, the total return for these periods will be provided. The total return quotations for a subaccount will represent the average annual compounded rates of return that equate an initial investment of $1,000 in the subaccount to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided.

The yield and total return calculations for a subaccount do not reflect the effect of any premium taxes that may be applicable to a particular policy and they may not reflect the charges for any optional rider. The yield calculations also do not reflect the effect of any surrender charge that may be applicable to a particular policy. To the extent that any or all of a premium tax and/or surrender charge is applicable to a particular policy, or one or more riders are elected, the yield and/or total return of that policy will be reduced. For additional information regarding yields and total returns calculated using the standard formats briefly summarized above, please refer to the SAI, a copy of which may be obtained from the administrative and service office upon request.

Non-Standardized Performance Data

In addition to the standardized data discussed above, similar performance data for other periods may also be shown.

Transamerica may from time to time also advertise or disclose average annual total return or other performance data in non-standard formats for a subaccount of the separate account. The non-standardized performance data may assume that no surrender charge is applicable, and may also make other assumptions such as the amount invested in a subaccount, differences in time periods to be shown, or the effect of partial surrenders or annuity payments.

All non-standardized performance data will be advertised only if the standardized performance data is also disclosed. For additional information regarding the calculation of other performance data, please refer to the SAI.

Adjusted Historical Performance Data. The following performance data is historic performance data for the underlying portfolios since their inception reduced by some or all of the fees and charges under the policy. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts. This data is designed to show the performance that would have resulted if the policy had been in existence during that time, based on the performance of the applicable portfolio and the assumption that the applicable subaccount was in existence for the same period as the portfolio with a level of charges equal to those currently assessed under the policies. This data does not indicate future performance.

For instance, as shown in Table 1 and Table 2 below, Transamerica may disclose average annual total returns for the portfolios reduced by all fees and charges under the policy, as if the policy had been in existence since the inception of the portfolio. Such fees and charges include the mortality and expense risk fee, administrative charge and surrender charges. Table 1 assumes a complete surrender of the policy at the end of the period, and therefore the surrender charge is deducted. Table 2 assumes that the policy is not surrendered, and therefore the surrender charge is not deducted. Also, Table 1 and Table 2 do not reflect the rider charge for the optional family income protector.

The following information is also based on the method of calculation described in the SAI. The adjusted historical average annual total returns for periods ended December 31, 2000, were as follows:

                                   TABLE 1--A
      Hypothetical (Adjusted Historical) Average Annual Total Returns(/1/) (Assuming Surrender Charge and No Family Income Protector or Beneficiary
                             Earnings Enhancement)
     5% Annually Compounding Death Benefit or Annual Step-Up Death Benefit
                (Total Separate Account Annual Expenses: 1.40%)

--------------------------------------------------------------------------------
                                                     10 Year    Corresponding
                                                       or         Portfolio
  Portfolio                         1 Year  5 Year  Inception   Inception Date
--------------------------------------------------------------------------------
  BlackRock Large Cap Value......    N/A      N/A      N/A      July 16, 2001
  BlackRock Mid Cap Growth.......    N/A      N/A      N/A      July 16, 2001
  BlackRock Global Science &
   Technology....................    N/A      N/A      N/A      July 16, 2001
  AIM V.I. Balanced Fund.........  (10.41%)   N/A     7.30%      May 1, 1998
  AIM V.I. Value Fund............  (20.85%)  14.27%   15.70%     May 5, 1993
  AIM V.I. Dent Demographic
   Trends Fund...................  (24.10%)   N/A   (23.93%)  December 29, 1999
  Federated International Small
   Company Fund II...............    N/A      N/A   (26.99%)     May 1, 2000
  Federated Quality Bond Fund II.    4.23%    N/A     0.58%     April 22, 1999
  Federated Small Cap Strategies
   Fund II.......................  (34.75%)   N/A    (4.86%)     May 24, 1999
  MFS Emerging Growth Series--
   Service Shares(/2/)...........  (25.86%)  20.45%   22.05%    July 24, 1995
  MFS Investors Growth Stock
   Series--Service Shares(/2/)...  (12.45%)   N/A     13.69%     May 3, 1999
  MFS Utilities Series--Service
   Shares(/2/)...................    0.85%   19.22%   21.29%   January 3, 1995
  Oppenheimer Global Securities
   Fund/VA--
   Service Shares................    N/A      N/A   (13.26%)    July 13, 2000
  Oppenheimer Main Street Growth
   & Income Fund/VA--Service
   Shares........................    N/A      N/A   (17.68%)    July 13, 2000
  Oppenheimer Main Street Small
   Cap Fund/VA--Service Shares...    N/A      N/A      N/A      August 1, 2001
  Putnam VT Growth and Income
   Fund--
   Class IB Shares...............    1.70%   12.19%  12.92%+   February 1, 1988
  Putnam VT International Growth
   Fund--
   Class IB Shares...............  (15.81%)   N/A    16.97%    January 2, 1997
  Putnam VT Investors Fund--Class
   IB Shares.....................  (24.83%)   N/A     5.32%     April 30, 1998
  Fidelity--VIP Growth
   Portfolio--Service Class 2....  (17.41%)  17.57%  18.34%+   October 9, 1986
  Fidelity--VIP High Income
   Portfolio--Service Class 2....  (29.05%) (0.06%)   8.27%+  September 19, 1985
  Fidelity--VIP II Index 500
   Portfolio--Service Class 2....  (15.72%)  16.30%  15.27%    August 27, 1992
--------------------------------------------------------------------------------

+Ten Year Date

                                   TABLE 1--B
      Hypothetical (Adjusted Historical) Average Annual Total Returns(/1/)
          (Assuming Surrender Charge and No Family Income Protector or
                       Beneficiary Earnings Enhancement)
                        Return of Premium Death Benefit
                (Total Separate Account Annual Expenses: 1.25%)

---------------------------------------------------------------------------------
                                                                 Corresponding
                                                    10 Year        Portfolio
  Portfolio                      1 Year   5 Year  or Inception   Inception Date
---------------------------------------------------------------------------------
  BlackRock Large Cap Value....    N/A     N/A        N/A        July 16, 2001
  BlackRock Mid Cap Growth.....    N/A     N/A        N/A        July 16, 2001
  BlackRock Global Science &
   Technology..................    N/A     N/A        N/A        July 16, 2001
  AIM V.I. Balanced Fund.......  (10.26%)  N/A        7.47%       May 1, 1998
  AIM V.I. Value Fund..........  (20.72%) 14.44%     15.87%       May 5, 1993
  AIM V.I. Dent Demographic
   Trends Fund.................  (23.98%)  N/A      (23.81%)   December 29, 1999
  Federated International Small
   Company Fund II.............    N/A     N/A      (26.91%)      May 1, 2000
  Federated Quality Bond Fund
   II..........................   4.39%    N/A        0.74%      April 22, 1999
  Federated Small Cap
   Strategies Fund II..........  (34.64%)  N/A       (4.70%)      May 24, 1999
  MFS Emerging Growth Series--
   Service Shares(/2/).........  (25.73%) 20.63%     22.23%      July 24, 1995
  MFS Investors Growth Stock
   Series--
   Service Shares(/2/).........  (12.30%)  N/A       13.86%       May 3, 1999
  MFS Utilities Series--Service
   Shares(/2/).................   1.01%   19.40%     21.47%     January 3, 1995
  Oppenheimer Global Securities
   Fund/VA--
   Service Shares..............    N/A     N/A      (13.19%)     July 13, 2000
  Oppenheimer Main Street
   Growth &
   Income Fund/VA--Service
   Shares......................    N/A     N/A      (17.62%)     July 13, 2000
  Oppenheimer Main Street Small
   Cap Fund/VA--Service Shares.    N/A     N/A        N/A        August 1, 2001
  Putnam VT Growth and Income
   Fund--
   Class IB Shares.............   1.86%   12.36%    13.09%+     February 1, 1988
  Putnam VT International
   Growth Fund--
   Class IB Shares.............  (15.67%)  N/A       17.15%     January 2, 1997
  Putnam VT Investors Fund--
   Class IB Shares.............  (24.71%)  N/A        5.49%      April 30, 1998
  Fidelity--VIP Growth
   Portfolio--
   Service Class 2.............  (17.28%) 17.75%    18.52%+     October 9, 1986
  Fidelity--VIP High Income
   Portfolio--
   Service Class 2.............  (28.93%)  0.09%     8.43%+    September 19, 1985
  Fidelity--VIP II Index 500
   Portfolio--
   Service Class 2.............  (15.58%) 16.48%     15.44%     August 27, 1992
---------------------------------------------------------------------------------

 +Ten Year Date
(/1/The)calculation of total return performance for periods prior to inception of the subaccounts reflects deductions for the mortality and expense risk fee and administrative charge on a monthly basis, rather than a daily basis. The monthly deduction is made at the beginning of each month and generally approximates the performance which would have resulted if the subaccount had been in existence since the inception of the portfolio.
(/2/Returns)prior to May 1, 2000 for the portfolios are based on historical returns for Initial Class Shares.

                                   TABLE 2--A
      Hypothetical (Adjusted Historical) Average Annual Total Returns(/1/) (Assuming No Surrender Charge, Family Income Protector or Beneficiary Earnings
                                  Enhancement)
     5% Annually Compounding Death Benefit or Annual Step-Up Death Benefit
                (Total Separate Account Annual Expenses: 1.40%)

--------------------------------------------------------------------------------
                                                                Corresponding
                                                   10 Year        Portfolio
  Portfolio                     1 Year   5 Year  or Inception   Inception Date
--------------------------------------------------------------------------------
  BlackRock Large Cap Value...    N/A     N/A        N/A        July 16, 2001
  BlackRock Mid Cap Growth....    N/A     N/A        N/A        July 16, 2001
  BlackRock Global Science &
   Technology.................    N/A     N/A        N/A        July 16, 2001
  AIM V.I. Balanced Fund......  (5.54%)   N/A        8.54%       May 1, 1998
  AIM V.I. Value Fund.........  (15.86%) 14.27%     15.70%       May 5, 1993
  AIM V.I. Dent Demographic
   Trends Fund................  (19.07%)  N/A      (18.93%)   December 29, 1999
  Federated International
   Small Company Fund II......    N/A     N/A      (21.46%)      May 1, 2000
  Federated Quality Bond Fund
   II.........................   8.92%    N/A        3.33%      April 22, 1999
  Federated Small Cap
   Strategies Fund II.........  (29.60%)  N/A       (1.79%)      May 24, 1999
  MFS Emerging Growth Series--
   Service Shares(/2/)........  (20.81%) 20.45%     22.05%      July 24, 1995
  MFS Investors Growth Stock
   Series--
   Service Shares(/2/)........  (7.55%)   N/A       16.13%       May 3, 1999
  MFS Utilities Series--
   Service Shares(/2/)........   5.58%   19.22%     21.29%     January 3, 1995
  Oppenheimer Global
   Securities Fund/VA--Service
   Shares.....................    N/A     N/A       (7.81%)     July 13, 2000
  Oppenheimer Main Street
   Growth & Income Fund/VA--
   Service Shares.............    N/A     N/A      (12.21%)     July 13, 2000
  Oppenheimer Main Street
   Small Cap Fund/VA--Service
   Shares.....................    N/A     N/A        N/A        August 1, 2001
  Putnam VT Growth and Income
   Fund--
   Class IB Shares............   6.43%   12.19%    12.92%+     February 1, 1988
  Putnam VT International
   Growth Fund--Class IB
   Shares.....................  (10.88%)  N/A       17.12%     January 2, 1997
  Putnam VT Investors Fund--
   Class IB Shares............  (19.80%)  N/A        6.63%      April 30, 1998
  Fidelity--VIP Growth
   Portfolio--
   Service Class 2............  (12.46%) 17.57%    18.34%+     October 9, 1986
  Fidelity--VIP High Income
   Portfolio--Service Class 2.  (23.97%) (0.06%)    8.27%+    September 19, 1985
  Fidelity--VIP II Index 500
   Portfolio--
   Service Class 2............  (10.79%) 16.30%     15.27%     August 27, 1992
--------------------------------------------------------------------------------

 +Ten Year Date

                                   TABLE 2--B
      Hypothetical (Adjusted Historical) Average Annual Total Returns(/1/)
           (Assuming No Surrender Charge, Family Income Protector or
                       Beneficiary Earnings Enhancement)
                        Return of Premium Death Benefit
                (Total Separate Account Annual Expenses: 1.25%)

--------------------------------------------------------------------------------
                                                                Corresponding
                                                   10 Year or     Portfolio
  Portfolio                         1 Year  5 Year Inception    Inception Date
--------------------------------------------------------------------------------
  BlackRock Large Cap Value......    N/A     N/A      N/A       July 16, 2001
  BlackRock Mid Cap Growth.......    N/A     N/A      N/A       July 16, 2001
  BlackRock Global Science &
   Technology....................    N/A     N/A      N/A       July 16, 2001
  AIM V.I. Balanced Fund.........  (5.40%)   N/A     8.70%       May 1, 1998
  AIM V.I. Value Fund............  (15.73%) 14.44%   15.87%      May 5, 1993
  AIM V.I. Dent Demographic
   Trends Fund...................  (18.95%)  N/A    (18.81%)  December 29, 1999
  Federated International Small
   Company Fund II...............    N/A     N/A    (21.38%)     May 1, 2000
  Federated Quality Bond Fund II.   9.08%    N/A     3.48%      April 22, 1999
  Federated Small Cap Strategies
   Fund II.......................  (29.49%)  N/A    (1.64%)      May 24, 1999
  MFS Emerging Growth Series--
   Service Shares(/2/)...........  (20.69%) 20.63%   22.23%     July 24, 1995
  MFS Investors Growth Stock
   Series--Service Shares(/2/)...  (7.41%)   N/A     16.30%      May 3, 1999
  MFS Utilities Series--Service
   Shares(/2/)...................   5.74%   19.40%   21.47%    January 3, 1995
  Oppenheimer Global Securities
   Fund/VA--Service Shares.......    N/A     N/A    (7.74%)     July 13, 2000
  Oppenheimer Main Street Growth
   & Income Fund/VA--Service
   Shares........................    N/A     N/A    (12.15%)    July 13, 2000
  Oppenheimer Main Street Small
   Cap Fund/VA--Service Shares...    N/A     N/A      N/A       August 1, 2001
  Putnam VT Growth and Income
   Fund--Class IB Shares.........   6.59%   12.36%  13.09%+    February 1, 1988
  Putnam VT International Growth
   Fund--Class IB Shares.........  (10.75%)  N/A     17.30%    January 2, 1997
  Putnam VT Investors Fund--
   Class IB Shares...............  (19.67%)  N/A     6.79%      April 30, 1998
  Fidelity--VIP Growth
   Portfolio--Service Class 2....  (12.33%) 17.75%  18.52%+    October 9, 1986
  Fidelity--VIP High Income
   Portfolio--Service Class 2....  (23.85%) 0.09%    8.43%+   September 19, 1985
  Fidelity--VIP II Index 500
   Portfolio-- Service Class 2...  (10.65%) 16.48%   15.44%    August 27, 1992
--------------------------------------------------------------------------------

 +Ten Year Date
(/1/)The calculation of total return performance for periods prior to inception of the subaccounts reflects deductions for the mortality and expense risk fee and administrative charge on a monthly basis, rather than a daily basis. The monthly deduction is made at the beginning of each month and generally approximates the performance which would have resulted if the subaccount had been in existence since the inception of the portfolio.
(/2/)Returns prior to May 1, 2000 for the portfolios are based on historical returns for Initial Class Shares.

                                                           PREMIER ASSET BUILDER
                                                                VARIABLE ANNUITY
                                                                       Issued by
                                             TRANSAMERICA LIFE INSURANCE COMPANY
                                                 Supplement Dated August 1, 2001
                                                                          to the
                                                 Prospectus dated August 1, 2001

For New Jersey policies, the optional family income protector is as described in this supplement and not as described in the prospectus.

Family Income Protector

The optional "family income protector" rider can be used to provide you a certain level of income in the future by guaranteeing a minimum annuitization value (discussed below). You may elect to purchase this benefit, which provides a minimum amount you will have to apply to a family income protector payment option and which guarantees a minimum level of those payments once you begin to receive them. By electing this benefit, you can participate in the gains of the underlying variable investment options you select while knowing that you are guaranteed a minimum level of income in the future, regardless of the performance of the underlying variable investment options. The family income protector rider will not be issued if you are 85 years old or older.

You can annuitize under the family income protector (subject to the conditions described below) at the greater of the policy value or the minimum annuitization value (subject to any applicable adjustment).

Minimum Annuitization Value. If the family income protector is added when you purchase the policy or in the first policy year, the minimum annuitization value on the rider date (i.e., the date the rider is added to the policy) is the total premium payments. If the family income protector is added after the first policy year, the minimum annuitization value on the rider date is the policy value.

After the rider date, the minimum annuitization value is:
 .  the minimum annuitization value on the rider date; plus
 .  any additional premium payments; minus
 .  an adjustment for any withdrawals made after the rider date;
 . the result of which is accumulated at the annual growth rate; minus . any premium taxes.

Please note that if you annuitize using the family income protector on any date other than a rider anniversary, there may be a downward adjustment to your minimum annuitization value. See "Minimum Annuitization Value Adjustment" below.

The annual growth rate is 6% per year. Withdrawals may reduce the minimum annuitization value on a basis greater than dollar-for-dollar. See the SAI for more information. In addition to the immediate reduction in the minimum annuitization value due to the withdrawal, the same withdrawal, if taken in the rider year that you annuitize using the family income protector, may also result in a negative minimum annuitization value adjustment. See "Minimum Annuitization Value Adjustment" below.

The minimum annuitization value may only be used to annuitize using the family income protector payment options and may not be used with any of the other annuity payment options listed in the prospectus. The family income protector payment options are:
 .  Life Income--An election may be made for "No Period Certain" or "10 Years
   Certain". In the event of the death of the annuitant prior to the end of the chosen period certain, the remaining period certain payments will be continued to the beneficiary.
 . Joint and Full Survivor--An election may be made for "No Period Certain" or "10 Years Certain". Payments will be made as long as either the annuitant or joint annuitant is living. In the event of the death of both the annuitant and joint annuitant prior to the end of the chosen period certain, the remaining period certain payments will be continued to the beneficiary.

Note Carefully:

IF:
 . You choose Life Income with No Period Certain or Joint and Full Survivor with No Period Certain; and

 . The annuitant(s) dies before the due date of the second (third, fourth, etc.) annuity payment;

THEN:
 .  We will make only one (two, three, etc.) annuity payments.

Please note that if you annuitize using the family income protector before the 10th rider anniversary, the payments will be calculated with an annuity factor age adjustment. See "Annuity Factor Age Adjustment" below.

Minimum Annuitization Value Adjustment. If you annuitize under the family income protector on any date other than a rider anniversary, the minimum annuitization value will be adjusted downward if your policy value has decreased since the last rider anniversary (or the rider date for annuitizations within the first rider year). The adjusted minimum annuitization value will equal:
 .  the policy value on the date you annuitize; plus
 .  the minimum annuitization value on the most recent rider anniversary (or the rider date for annuitizations within the first rider year); minus
 . the policy value on the most recent rider anniversary (or the rider date for annuitizations within the first rider year).

The minimum annuitization value will not be adjusted if:
 . you annuitize on a rider anniversary; or . your policy value has increased since the last rider anniversary (or the rider date for annuitizations within the first rider year).

Annuity Factor Age Adjustment. If you annuitize using the family income protector before the 10th rider anniversary, the first payment will be calculated with an annuity factor age adjustment which subtracts up to 10 years from your age resulting in all payments being lower than if an annuity factor age adjustment was not used. See the SAI for information concerning the calculation of the initial payment. The age adjustment is as follows:


Number of Years       Age Adjustment:
   Since the          Number of Years
  Rider Date     Subtracted from Your Age
-----------------------------------------
      0-1                    10
-----------------------------------------
      1-2                     9
-----------------------------------------
      2-3                     8
-----------------------------------------
      3-4                     7
-----------------------------------------
      4-5                     6
-----------------------------------------
      5-6                     5
-----------------------------------------
      6-7                     4
-----------------------------------------
      7-8                     3
-----------------------------------------
      8-9                     2
-----------------------------------------
     9-10                     1
-----------------------------------------
      >10                     0

Please note that the minimum annuitization value is used solely to calculate the family income protector annuity payments. The family income protector does not establish or guarantee policy value or guarantee performance of any investment option. Because this benefit is based on conservative actuarial factors, the level of lifetime income that it guarantees may be less than the level that would be provided by application of the policy value at otherwise applicable adjusted annuity factors. Therefore, the family income protector should be regarded as a safety net. The costs of annuitizing under the family income protector include the guaranteed payment fee, and also the lower payout levels inherent in the annuity tables used for those minimum payouts (which may also include an annuity factor age adjustment). These costs should be balanced against the benefits of a minimum payout level.

In addition to the annual growth rate, other benefits and fees under the rider (the rider fee, the fee waiver threshold, guaranteed payment fee, and the annuity factor age adjustment) are also guaranteed not to change after the rider is added. However, all of these benefit specifications may change if you elect to upgrade the minimum annuitization value.

Minimum Annuitization Value Upgrade. You can upgrade your minimum annuitization value to the policy value at any time before your 95th birthday.

If you upgrade:

 . the current rider will terminate and a new one will be issued with its own specified guaranteed benefits and fees; and

 . the new rider's specified benefits and fees may not be as advantageous as before.

It generally will not be to your advantage to upgrade unless your policy value exceeds your minimum annuitization value at that time.

Conditions of Exercise of the Family Income Protector. You can annuitize using the family income protector at any time before your 95th birthday. For your convenience, we will put the last date to annuitize using the family income protector on page one of the rider.

Note Carefully:

 . If you annuitize at any time other than a rider anniversary, there may be a negative adjustment to your minimum annuitization value. See "Minimum Annuitization Value Adjustment."

 . If you annuitize before the 10th rider anniversary there will be an annuity factor age adjustment. See "Annuity Factor Age Adjustment."

 . If you take a withdrawal during the rider year that you annuitize, your minimum annuitization value will be reduced to reflect the withdrawal and will likely be subject to a negative minimum annuitization value adjustment.

Guaranteed Minimum Stabilized Payments. Annuity payments under the family income protector are guaranteed to never be less than the initial payment. See the SAI for information concerning the calculation of the initial payment. The payments will also be "stabilized" or held constant during each rider year.

During the first rider year after annuitizing using the family income protector, each stabilized payment will equal the initial payment. On each rider anniversary thereafter, the stabilized payment will increase or decrease depending on the performance of the investment options you selected (but will never be less than the initial payment), and then be held constant at that amount for that rider year. The stabilized payment on each rider anniversary will equal the greater of the initial payment or the payment supportable by the annuity units in the selected investment options. See the SAI for additional information concerning stabilized payments.

Family Income Protector Rider Fee. A rider fee, currently 0.35% of the minimum annuitization value on the rider anniversary, is charged annually prior to annuitization. We will also charge this fee upon termination. The rider fee is deducted from each variable investment option in proportion to the amount of policy value in each subaccount.

The rider fee on any given rider anniversary will be waived if the policy value exceeds the fee waiver threshold. The fee waiver threshold currently is two times the minimum annuitization value. Transamerica may, at its discretion, change the fee waiver threshold in the future, but it will never be greater than two and one-half times the minimum annuitization value.

Guaranteed Payment Fee. A guaranteed payment fee, currently equal to an effective annual rate of 1.25% of the daily net asset value in the separate account, is reflected in the amount of the variable payments you receive if you annuitize under the family income protector rider.

Termination. The family income protector will terminate upon the earliest of the following:

 . the date we receive written notice from you requesting termination of the family income protector;

 . annuitization (you will still get guaranteed minimum stabilized payments if you annuitize using the minimum annuitization value under the family income protector);

 . upgrade of the minimum annuitization value (although a new rider will be issued);

 .  termination of your policy; or

 . 30 days after the last date to elect the benefit as shown on page 1 of the rider.

                       STATEMENT OF ADDITIONAL INFORMATION

                              PREMIER ASSET BUILDER
                                VARIABLE ANNUITY

                                 Issued through
                              SEPARATE ACCOUNT VA F

                                   Offered by
                       TRANSAMERICA LIFE INSURANCE COMPANY

                            4333 Edgewood Road, N.E.
                          Cedar Rapids, Iowa 52499-0001

This Statement of Additional Information expands upon subjects discussed in the current prospectus for the Premier Asset Builder Variable Annuity offered by Transamerica Life Insurance Company ("Transamerica"). You may obtain a copy of the prospectus dated August 1, 2001, by calling 1-800-525-6205, or by writing to the administrative and service office, Financial Markets Division-Variable Annuity Dept., 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001. The prospectus sets forth information that a prospective investor should know before investing in a policy. Terms used in the current prospectus for the policy are incorporated in this Statement of Additional Information.

This Statement of Additional Information (SAI) is not a prospectus and should be read only in conjunction with the prospectus for the policy and the underlying fund portfolios.


Dated: August 1, 2001

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
GLOSSARY OF TERMS............................................................  3
THE POLICY--GENERAL PROVISIONS...............................................  5
     Owner...................................................................  5
     Entire Policy...........................................................  5
     Misstatement of Age or Sex..............................................  5
     Addition, Deletion or Substitution of Investments.......................  6
     Excess Interest Adjustment..............................................  6
     Reallocation of Annuity Units After the Annuity Commencement Date.......  9
     Annuity Payment Options.................................................  9
     Death Benefit........................................................... 10
     Death of Owner.......................................................... 12
     Assignment.............................................................. 12
     Evidence of Survival.................................................... 12
     Non-Participating....................................................... 12
     Amendments.............................................................. 13
     Employee and Agent Purchases............................................ 13
CERTAIN FEDERAL INCOME TAX CONSEQUENCES...................................... 13
     Tax Status of the Policy................................................ 13
     Taxation of Transamerica................................................ 16
INVESTMENT EXPERIENCE........................................................ 16
     Accumulation Units...................................................... 16
     Annuity Unit Value and Annuity Payment Rates............................ 18
FAMILY INCOME PROTECTOR--ADDITIONAL INFORMATION.............................. 19
BENEFICIARY EARNINGS ENHANCEMENT RIDER--ADDITIONAL INFORMATION............... 21
HISTORICAL PERFORMANCE DATA.................................................. 22
     Money Market Yields..................................................... 22
     Other Subaccount Yields................................................. 23
     Total Returns........................................................... 24
     Other Performance Data.................................................. 24
     Adjusted Historical Performance Data.................................... 24
PUBLISHED RATINGS............................................................ 24
STATE REGULATION OF TRANSAMERICA............................................. 25
ADMINISTRATION............................................................... 25
RECORDS AND REPORTS.......................................................... 25
DISTRIBUTION OF THE POLICIES................................................. 25
VOTING RIGHTS................................................................ 25
OTHER PRODUCTS............................................................... 26
CUSTODY OF ASSETS............................................................ 26
LEGAL MATTERS................................................................ 26
INDEPENDENT AUDITORS......................................................... 26
OTHER INFORMATION............................................................ 26
FINANCIAL STATEMENTS......................................................... 26

                                GLOSSARY OF TERMS

Accumulation Unit--An accounting unit of measure used in calculating the policy value in the separate account before the annuity commencement date.

Adjusted Policy Value--An amount equal to the policy value increased or decreased by any excess interest adjustments applied at the time of surrender or on the annuity commencement date.

Administrative and Service Office--Financial Markets Division, Variable Annuity Department, 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.

Annuitant--The person during whose life any annuity payments involving life contingencies will continue.

Annuity Commencement Date--The date upon which annuity payments are to commence. The annuity commencement date may not be later than the last day of the policy month starting after the annuitant attains age 85, except as expressly allowed by Transamerica. In no event will this date be later than the last day of the policy month following the month in which the annuitant attains age 95. The annuity commencement date may be required to be earlier for qualified policies.

Annuity Payment Option--A method of receiving a stream of annuity payments selected by the owner.

Annuity Unit--An accounting unit of measure used in the calculation of the amount of the second and each subsequent variable annuity payment.

Application--A written application, order form, or any other information received electronically or otherwise upon which the policy is issued and/or is reflected on the data or specifications page.

Beneficiary--The person who has the right to the death benefit set forth in the policy.

Business Day--A day when the New York Stock Exchange is open for business.

Cash Value--The adjusted policy value less any applicable surrender charge and less any rider fees (imposed upon surrender).

Code--The Internal Revenue Code of 1986, as amended.

Cumulative Free Percentage--The percentage (as applied to the policy value) which is available free of any surrender charge.

Excess Interest Adjustment ("EIA")--A positive or negative adjustment to amounts withdrawn upon partial or full surrenders from the fixed account guaranteed period options, or to amounts applied to annuity payment options. The adjustment reflects changes in the interest rates declared by Transamerica since the date any payment was received by (or an amount was transferred to) the guaranteed period option. The excess interest adjustment can either decrease or increase the amount to be received by the owner upon surrender (either full or partial) or commencement of annuity payments, depending upon whether there has been an increase or decrease in interest rates, respectively.

Excess Partial Surrender--The portion of a partial surrender (surrender) that exceeds the cumulative free percentage.

Fixed Account--One or more investment choices under the policy that are part of Transamerica's general assets and are not in the separate account.

Guaranteed Period Options--The various guaranteed interest rate periods of the fixed account which Transamerica may be offer and into which premium payments may be paid or amounts transferred.

Nonqualified Policy--A policy other than a qualified policy.

Owner--The person who may exercise all rights and privileges under the policy. The owner during the lifetime of the annuitant and prior to the annuity commencement date is the person designated as the owner or a successor owner in the information that we require to issue a policy.

Policy Value--On or before the annuity commencement date, the policy value is equal to the owner's:

 .  premium payments; minus
 .  partial surrenders (including the net effect of any applicable excess interest adjustments and/or surrender charges on such surrenders); plus . interest credited in the fixed account; plus or minus
 .  accumulated gains or losses in the separate account; minus
 .  service charges, rider fees, premium taxes, and transfer fees, if any.

Policy Year--A policy year begins on the policy date in which the policy becomes effective and on each anniversary thereof.

Premium Payment--An amount paid to Transamerica by the owner or on the owner's behalf as consideration for the benefits provided by the policy.

Qualified Policy--A policy issued in connection with retirement plans that qualify for special federal income tax treatment under the Code.

Separate Account-- Separate Account VA F, a separate account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"), to which premium payments under the policies may be allocated.

Service Charge--There is an annual service charge on each policy anniversary (and a charge at the time of surrender during any policy year) for policy maintenance and related administrative expenses. This annual charge is $30, but in no event will this charge be more than 2% of the policy value.

Subaccount--A subdivision within the separate account, the assets of which are invested in a specified portfolio of the underlying funds.

Successor Owner--A person appointed by the owner to succeed to ownership of the policy in the event of the death of the owner who is not the annuitant before the annuity commencement date.

Surrender Charge--The applicable contingent deferred sales charge, assessed on certain full surrenders or partial surrenders of premium payments to cover expenses relating to the sale of the policies.

Valuation Period--The period of time from one determination of accumulation unit and annuity unit values to the next subsequent determination of values. Such determinations shall be made on each business day.

Variable Annuity Payment(s)--Payment(s) made pursuant to an annuity payment option which fluctuate as to dollar amount or payment term in relation to the investment performance of the specified subaccounts within the separate account.

Written Notice--Written notice, signed by the owner, that gives Transamerica the information it requires and is received at the administrative and service office. For some transactions, Transamerica may accept an electronic notice such as telephone instructions. Such electronic notice must meet the requirements Transamerica establishes for such notices.

In order to supplement the description in the prospectus, the following provides additional information about Transamerica and the policy, which may be of interest to a prospective purchaser.

                         THE POLICY--GENERAL PROVISIONS

Owner

The policy shall belong to the owner upon issuance of the policy after completion of an application and delivery of the initial premium payment. While the annuitant is living, the owner may: (1) assign the policy; (2) surrender the policy; (3) amend or modify the policy with Transamerica's consent; (4) receive annuity payments or name a payee to receive the payments; and (5) exercise, receive and enjoy every other right and benefit contained in the policy. The exercise of these rights may be subject to the consent of any assignee or irrevocable beneficiary; and of the owner's spouse in a community or marital property state.

Unless Transamerica has been notified of a community or marital property interest in the policy, it will rely on its good faith belief that no such interest exists and will assume no responsibility for inquiry.

A successor owner can be named in the application or in a written notice. The successor owner will become the new owner upon your death, if you predecease the annuitant. If no successor owner survives the owner and the owner predeceases the annuitant, your estate will become the owner.

Note carefully. If the owner does not name a contingent owner, the owner's estate will become the new owner. If no probate estate is opened because the owner has precluded the opening of a probate estate by means of a trust or other instrument, unless Transamerica has received written notice of the trust as a successor owner signed prior to the owner's death, that trust may not exercise ownership rights to the policy. It may be necessary to open a probate estate in order to exercise ownership rights to the policy if no contingent owner is named in a written notice received by Transamerica.

The owner may change the ownership of the policy in a written notice. When this change takes effect, all rights of ownership in the policy will pass to the new owner. A change of ownership may have tax consequences.

When there is a change of owner or successor owner, the change will not be effective until it is recorded in our records. Once recorded it will take effect as of the date the owner signs the written notice, subject to any payment Transamerica has made or action Transamerica has taken before recording the change. Changing the owner or naming a new successor owner cancels any prior choice of successor owner, but does not change the designation of the beneficiary or the annuitant.

If ownership is transferred (except to the owner's spouse) because the owner dies before the annuitant, the adjusted policy value generally must be distributed to the successor owner within five years of the owner's death, or if the first payment begins within one year of the owner's death, payments must be made for a period certain which does not exceed that successor owner's life expectancy.

Entire Policy

The policy, any endorsements thereon, the application, and information provided in lieu thereof, constitute the entire contract between Transamerica and the owner. All statements in the application are representations and not warranties. No statement will cause the policy to be void or to be used in defense of a claim unless contained in the application or information provided in lieu thereof.

Misstatement of Age or Sex

If the age or sex of the annuitant has been misstated, Transamerica will change the annuity benefit payable to that which the premium payments would have purchased for the correct age or sex. The dollar amount of any underpayment made by Transamerica shall be paid in full with the next payment due such person or the beneficiary. The dollar amount of any overpayment made by Transamerica due to any misstatement shall be deducted from payments subsequently accruing to such person or beneficiary. Any underpayment or overpayment will include interest at 5% per year, from the date of the wrong payment to the date of the adjustment. The age of the annuitant may be established at any time by the submission of proof satisfactory to Transamerica.

Addition, Deletion, or Substitution of Investments

Transamerica cannot and does not guarantee that any of the subaccounts or portfolios will always be available for premium payments, allocations, or transfers. Transamerica retains the right, subject to any applicable law, to make certain changes in the separate account and its investments. Transamerica reserves the right to eliminate the shares of any portfolio held by a subaccount and/or to substitute shares of another portfolio of the underlying funds, or of another registered open-end management investment company for the shares of any portfolio, if the shares of the portfolio are no longer available for investment or if, in Transamerica's judgment, investment in any portfolio would be inappropriate in view of the purposes of the separate account. To the extent required by the 1940 Act, substitutions of shares attributable to an owner's interest in a subaccount will not be made without prior notice to the owner and the prior approval of the Securities and Exchange Commission (SEC). Nothing contained herein shall prevent the separate account from purchasing other securities for other series or classes of variable annuity policies, or from effecting an exchange between series or classes of variable annuity policies on the basis of your requests.

New subaccounts may be established when, in the sole discretion of Transamerica, marketing, tax, investment or other conditions warrant. Any new subaccounts may be made available to existing owners on a basis to be determined by Transamerica. Each additional subaccount will purchase shares in a underlying fund portfolio or other investment vehicle. Transamerica may also eliminate one or more subaccounts if, in its sole discretion, marketing, tax, investment or other conditions warrant such change. In the event any subaccount is eliminated, Transamerica will notify owners and request a reallocation of the amounts invested in the eliminated subaccount. If no such reallocation is provided by the owner, Transamerica will reinvest the amounts invested in the eliminated subaccount in the subaccount that invests in the Federated Prime Money Fund II (or in a similar portfolio of money market instruments) or in another subaccount, if appropriate.

In the event of any such substitution or change, Transamerica may, by appropriate endorsement, make such changes in the policies as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the policies, the separate account may be (i) operated as a management company under the 1940 Act or any other form permitted by law, (ii) deregistered under the 1940 Act in the event such registration is no longer required or (iii) combined with one or more other separate accounts. To the extent permitted by applicable law, Transamerica also may (1) transfer the assets of the separate account associated with the policies to another account or accounts, (2) restrict or eliminate any voting rights of owners or other persons who have voting rights as to the separate account, (3) create new separate accounts, (4) add new subaccounts to or remove existing subaccounts from the separate account, or combine subaccounts, or (5) add new underlying funds, or substitute a new fund for an existing fund.

Excess Interest Adjustment

Money that you withdraw from (or apply to an annuity payment option from) a guaranteed period option of the fixed account before the end of its guaranteed period (the number of years you specified the money would remain in the guaranteed period option) may be subject to an excess interest adjustment. At the time you request a surrender, if interest rates Transamerica sets have risen since the date of the initial guarantee, the excess interest adjustment will result in a lower cash value. However, if interest rates have fallen since the date of the initial guarantee, the excess interest adjustment will result in a higher cash value.

Excess interest adjustments will not reduce the adjusted policy value for a guaranteed period option below the amount paid into it, less any prior partial surrenders and transfers from that guaranteed period option, plus interest at the policy's minimum guaranteed effective annual interest rate of 3%. This is referred to as the excess interest adjustment floor.

The formula which will be used to determine the excess interest adjustment is:

                                 S*(G-C)* (M/12)

S  = Gross amount being withdrawn that is subject to the excess interest adjustment.
G  = Guaranteed interest rate applicable to S.
C = Current Guaranteed Interest Rate then being offered on new premium payments for the next longer guaranteed period than "M". If this policy form or such a guaranteed period is no longer offered, "C" will be the U.S. Treasury rate for the next longer maturity (in whole years) than "M" on the 25th day of the previous calendar month, plus up to 2%.
M  = Number of months remaining in the current guaranteed period, rounded up to the next higher whole number of months.
*  = multiplication
/\ = exponentiation

                Example 1 (Full Surrender, rates increase by 3%):

-------------------------------------------------------------------------------------------------------------------------------
  Single premium:                                                     $50,000
-------------------------------------------------------------------------------------------------------------------------------
  Guarantee period:                                                   5 Years
-------------------------------------------------------------------------------------------------------------------------------
  Guarantee rate:                                                     5.50% per annum
-------------------------------------------------------------------------------------------------------------------------------
  Full surrender:                                                     middle of contract year 3
-------------------------------------------------------------------------------------------------------------------------------
  Policy value at middle of contract year 3                           = 50,000* (1.055) /\ 2.5 = 57,161.18
-------------------------------------------------------------------------------------------------------------------------------
  Surrender charge free amount at middle of policy year 3             = 57,161.18* .30 = 17,148.35
-------------------------------------------------------------------------------------------------------------------------------
  Excess interest adjustment free amount at middle of policy year 3   = 57,161.18 - 50,000 = 7,161.18
-------------------------------------------------------------------------------------------------------------------------------
  Amount subject to excess interest adjustment                        = 57,161.18 - 7,161.18 = 50,000.00
-------------------------------------------------------------------------------------------------------------------------------
  Excess interest adjustment floor                                    = 50,000* (1.03) /\ 2.5 = 53,834.80
-------------------------------------------------------------------------------------------------------------------------------
  Excess interest adjustment
-------------------------------------------------------------------------------------------------------------------------------
  G= .055
-------------------------------------------------------------------------------------------------------------------------------
  C= .085
-------------------------------------------------------------------------------------------------------------------------------
  M = 30
-------------------------------------------------------------------------------------------------------------------------------
  Excess interest adjustment                                          = S* (G-C)* (M/12)
-------------------------------------------------------------------------------------------------------------------------------
                                                                      = 50,000.00* (.055 - .085)* (30/12)
-------------------------------------------------------------------------------------------------------------------------------
                                                                      = -3,750.00, but excess interest adjustment
                                                                      cannot cause the adjusted policy value to fall
                                                                      below the excess interest adjustment floor, so the
                                                                      adjustment is limited to 53,834.80 - 57,161.18 =
                                                                      -3,326.38
-------------------------------------------------------------------------------------------------------------------------------
  Adjusted policy value                                               = policy value + excess interest adjustment
                                                                      = 57,161.18 - 3,326.38 = 53,834.80

-------------------------------------------------------------------------------------------------------------------------------
  Surrender charge                                                    = (50,000 - 17,148.35)* .06 = 1,971.10
-------------------------------------------------------------------------------------------------------------------------------
  Cash value at middle of policy year 3                               = policy value + excess interest adjustment - surrender
                                                                      charge
-------------------------------------------------------------------------------------------------------------------------------
                                                                      = 57,161.18 - 3,326.38 - 1,971.10
-------------------------------------------------------------------------------------------------------------------------------
                                                                      = 51,863.70
-------------------------------------------------------------------------------------------------------------------------------

                Example 2 (Full Surrender, rates decrease by 1%):

-------------------------------------------------------------------------------------------------------------------------------
  Single premium:                                                     $50,000
-------------------------------------------------------------------------------------------------------------------------------
  Guarantee period:                                                   5 Years
-------------------------------------------------------------------------------------------------------------------------------
  Guarantee rate:                                                     5.50% per annum
-------------------------------------------------------------------------------------------------------------------------------
  Full surrender:                                                     middle of contract year 3
-------------------------------------------------------------------------------------------------------------------------------
  Policy value at middle of policy year 3                             = 50,000* (1.055) /\ 2.5 = 57,161.18
-------------------------------------------------------------------------------------------------------------------------------
  Surrender charge free amount at middle of policy year 3             = 57,161.18* .30 = 17,148.35
-------------------------------------------------------------------------------------------------------------------------------
  Excess interest adjustment free amount at middle of policy year 3   = 57,161.18 - 50,000 = 7,161.18
-------------------------------------------------------------------------------------------------------------------------------
  Amount subject to excess interest adjustment                        = 57,161.18 - 7,161.18 = 50,000.00
-------------------------------------------------------------------------------------------------------------------------------
  Excess interest adjustment floor                                    = 50,000* (1.03) /\ 2.5 = 53,834.80
-------------------------------------------------------------------------------------------------------------------------------
  Excess interest adjustment
-------------------------------------------------------------------------------------------------------------------------------
  G= .055
-------------------------------------------------------------------------------------------------------------------------------
  C= .045
-------------------------------------------------------------------------------------------------------------------------------
  M= 30
-------------------------------------------------------------------------------------------------------------------------------
  Excess interest adjustment                                          = S* (G - C)* (M/12)
-------------------------------------------------------------------------------------------------------------------------------
                                                                      = 50,000* (.055 - .045)* (30/12)
-------------------------------------------------------------------------------------------------------------------------------
                                                                      = 1,250.00
-------------------------------------------------------------------------------------------------------------------------------
  Adjusted policy value                                               = policy value + excess interest adjustment
-------------------------------------------------------------------------------------------------------------------------------
                                                                      = 57,161.18 + 1,250.00 = 58,411.18
-------------------------------------------------------------------------------------------------------------------------------
  Surrender charge                                                    = (50,000 - 17,148.35)* .06 = 1,971.10
-------------------------------------------------------------------------------------------------------------------------------
  Cash value at middle of policy year 3                               = policy value + excess interest adjustment - surrender
                                                                      charge
-------------------------------------------------------------------------------------------------------------------------------
                                                                      = 57,161.18 + 1,250 - 1,971.10
-------------------------------------------------------------------------------------------------------------------------------
                                                                      = 56,440.08
-------------------------------------------------------------------------------------------------------------------------------

On a partial surrender, Transamerica will pay the owner the full amount of surrender requested (as long as the policy value is sufficient). Surrender charge--free surrenders will reduce the policy value by the amount withdrawn. Amounts withdrawn in excess of the surrender charge--free amount will reduce the policy value by an amount equal to:

                                    X - Y + Z

X    = excess partial surrender = requested surrender less surrender charge--
       free amount
A    = amount of partial surrender which is subject to excess interest adjustment = requested surrender - excess interest adjustment--free amount, where excess interest adjustment--free amount = cumulative interest credited at time of, but prior to, surrender.
Y    = excess interest adjustment = (A)*(G-C)*(M/12) where G, C, and M are defined above, with "A" substituted for "S" in the definition of G and M.
Z    = surrender charge on X minus Y.

              Example 3 (Partial Surrender, rates increase by 1%):

-------------------------------------------------------------------------------------------------------------------------------
  Single premium:                                                     $50,000
-------------------------------------------------------------------------------------------------------------------------------
  Guarantee period:                                                   5 Years
-------------------------------------------------------------------------------------------------------------------------------
  Guarantee rate:                                                     5.50% per annum
-------------------------------------------------------------------------------------------------------------------------------
  Partial surrender:                                                  $30,000; middle of contract year 3
-------------------------------------------------------------------------------------------------------------------------------
  Policy value at middle of policy year 3                             = 50,000* (1.055) /\2.5 = 57,161.18
-------------------------------------------------------------------------------------------------------------------------------
  Surrender charge free amount at middle of policy year 3             = 57,161.18* .30 = 17,148.35
-------------------------------------------------------------------------------------------------------------------------------
  Excess interest adjustment free amount at middle of policy year 3   = 57,161.18 - 50,000 = 7,161.18
-------------------------------------------------------------------------------------------------------------------------------
  Excess interest adjustment / surrender charge
-------------------------------------------------------------------------------------------------------------------------------
    X    = 30,000 - 17,148.35 = 12,851.65
-------------------------------------------------------------------------------------------------------------------------------
    A    = 30,000 - 7,161.18 = 22,838.82
-------------------------------------------------------------------------------------------------------------------------------
    G    = .055
-------------------------------------------------------------------------------------------------------------------------------
    C    = .065
-------------------------------------------------------------------------------------------------------------------------------
    M    = 30
-------------------------------------------------------------------------------------------------------------------------------
    Y    = 22,838.82* (.055 - .065)* (30/12) = -570.97
-------------------------------------------------------------------------------------------------------------------------------
    Z    = .06* [12,851.65 - (-570.97)] = 805.36
-------------------------------------------------------------------------------------------------------------------------------
  Reduction to policy value due to surrender charge--free surrender   = 17,148.35
-------------------------------------------------------------------------------------------------------------------------------
  Reduction to policy value due to excess surrender                   = X - Y + Z
-------------------------------------------------------------------------------------------------------------------------------
                                                                      = 12,851.65 - (-570.97) + 805.36
-------------------------------------------------------------------------------------------------------------------------------
                                                                      = 14,227.98
-------------------------------------------------------------------------------------------------------------------------------
  Policy value after surrender at middle of policy year 3
                                                                      = 57,161.18 - [17,148.35 + 14,227.98]
-------------------------------------------------------------------------------------------------------------------------------
                                                                      = 57,161.18 - [17,148.35 + 12,851.65 -
                                                                      (-570.97) + 805.36]
-------------------------------------------------------------------------------------------------------------------------------
                                                                      = 57,161.18 - [30,000 - (-570.97) + 805.36]
-------------------------------------------------------------------------------------------------------------------------------
                                                                      = 57,161.18 - 31,376.33 = 25,784.85
-------------------------------------------------------------------------------------------------------------------------------

              Example 4 (Partial Surrender, rates decrease by 1%):

-------------------------------------------------------------------------------------------------------------------------------
  Single premium:                                                     $50,000
-------------------------------------------------------------------------------------------------------------------------------
  Guarantee period:                                                   5 Years
-------------------------------------------------------------------------------------------------------------------------------
  Guarantee rate:                                                     5.50% per annum
-------------------------------------------------------------------------------------------------------------------------------
  Partial surrender:                                                  $30,000; middle of contract year 3
-------------------------------------------------------------------------------------------------------------------------------
  Policy value at middle of policy year 3                             = 50,000* (1.055) /\ 2.5 = 57,161.18
-------------------------------------------------------------------------------------------------------------------------------
  Surrender charge free amount at middle of
  Policy year 3                                                       = 57,161.18* .30 = 17,148.35
-------------------------------------------------------------------------------------------------------------------------------
  Excess interest adjustment free amount at middle of policy year 3   = 57,161.18 - 50,000 = 7,161.18
-------------------------------------------------------------------------------------------------------------------------------
  Excess interest adjustment / surrender charge
    X    = 30,000 - 17,148.35 = 12,851.65
    A    = 30,000 - 7,161.18 = 22,838.82
    G    = .055
    C    = .045
    M    = 30
    Y    = 22,838.82* (.055 - .045)* (30/12) = 570.97
    Z    = .06* [12,851.65 - (570.97)] = 736.84
-------------------------------------------------------------------------------------------------------------------------------
  Reduction to policy value due to surrender charge--free surrender   = 17,148.35
-------------------------------------------------------------------------------------------------------------------------------
  Reduction to policy value due to excess surrender                   = X - Y + Z
-------------------------------------------------------------------------------------------------------------------------------
                                                                      = 12,851.65 - 570.97 + 736.84
-------------------------------------------------------------------------------------------------------------------------------
                                                                      = 13,017.52
-------------------------------------------------------------------------------------------------------------------------------
  Policy value after surrender at middle of policy year 3
                                                                      = 57,161.18 - [17,148.35 + 13,017.52]
-------------------------------------------------------------------------------------------------------------------------------
                                                                      = 57,161.18 - [17,148.35 + 12,851.65 -
                                                                      570.97 + 736.84]
-------------------------------------------------------------------------------------------------------------------------------
                                                                      = 57,161.18 - [30,000 - (570.97) + 736.84]
-------------------------------------------------------------------------------------------------------------------------------
                                                                      = 57,161.18 - 30,165.87 = 26,995.31
-------------------------------------------------------------------------------------------------------------------------------

Reallocation of Annuity Units After the Annuity Commencement Date

After the annuity commencement date, the owner may reallocate the value of a designated number of annuity units of a subaccount of the separate account then credited to a policy into an equal value of annuity units of one or more other subaccounts of the separate account, or the fixed account. An annuity unit is an accounting unit used in the calculation of the amount of the second and each subsequent variable annuity payment. The reallocation shall be based on the relative value of the annuity units of the account(s) or subaccount(s) at the end of the business day on the next payment date. The minimum amount which may be reallocated is the lesser of (1) $10 of monthly income or (2) the entire monthly income of the annuity units in the account or subaccount from which the transfer is being made. If the monthly income of the annuity units remaining in an account or subaccount after a reallocation is less than $10, Transamerica reserves the right to include the value of those annuity units as part of the transfer. The request must be in writing to Transamerica's administrative and service office. There is no charge assessed in connection with such reallocation. A reallocation of annuity units may be made up to four times in any given policy year.

After the annuity commencement date, no transfers may be made from the fixed account to the separate account.

Annuity Payment Options

Note: Portions of the following discussion do not apply to annuity payments under the Family Income Protector ("FIP"). See the "Family Income Protector" section of this SAI.

During the lifetime of the annuitant and prior to the annuity commencement date, the owner may choose an annuity payment option or change the election, but written notice of any election or change of election must be received by Transamerica at its administrative and service office at least thirty (30) days prior to the annuity commencement date. If no election is made prior to the annuity commencement date, annuity payments will be made under (i) Payment Option 3, life income with level payments for 10 years certain, using the existing adjusted policy value of the fixed account, or (ii) under Payment Option 3, life income with variable payments for 10 years certain using the existing policy value of the separate account, or (iii) in a combination of (i) and (ii).

The person who elects an annuity payment option can also name one or more successor payees to receive any unpaid guaranteed amount Transamerica has at the death of a payee. Naming these payees cancels any prior choice of a successor payee.

A payee who did not elect the annuity payment option does not have the right to advance or assign payments, take the payments in one sum, or make any other change. However, the payee may be given the right to do one or more of these things if the person who elects the option tells Transamerica in writing and Transamerica agrees.

Variable Payment Options. The dollar amount of the first variable annuity
------------------------
payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the policy. For regular annuity payments (i.e., payments that are not under the family income protector) the tables are based on a 5% effective annual Assumed Investment Return and the "1983 Table a" (male, female, and unisex if required by law) mortality table with projection using projection Scale G factors, assuming a maturity date in the year 2000. ("The 1983 Table a" mortality rates are adjusted based on improvements in mortality since 1983 to more appropriately reflect increased longevity. This is accomplished using a set of improvement factors referred to as projection scale G.) The dollar amount of additional variable annuity payments will vary based on the investment performance of the subaccount(s) of the separate account selected by the annuitant or beneficiary.

Determination of the First Variable Payment. The amount of the first variable
-------------------------------------------
payment depends upon the sex (if consideration of sex is allowed under state law) and adjusted age of the annuitant. For regular annuity payments, the adjusted age is the annuitant's actual age nearest birthday, on the annuity commencement date, adjusted as follows:

         Annuity Commencement Date                        Adjusted Age
         -------------------------                        ------------
                 2001-2010                             Actual Age minus 1
                 2011-2020                             Actual Age minus 2
                 2021-2030                             Actual Age minus 3
                 2031-2040                             Actual Age minus 4
                 After 2040                      As determined by Transamerica

This adjustment assumes an increase in life expectancy, and therefore it results in lower payments than without such an adjustment. Different adjustments may be made under certain family income protector annuity payments.

Determination of Additional Variable Payments. All variable annuity payments
---------------------------------------------
other than the first are calculated using annuity units which are credited to the policy. The number of annuity units to be credited in respect of a particular subaccount is determined by dividing that portion of the first variable annuity payment attributable to that subaccount by the annuity unit value of that subaccount on the annuity commencement date. The number of annuity units of each particular subaccount credited to the policy then remains fixed, assuming no transfers to or from that subaccount occur. The dollar value of variable annuity units in the chosen subaccount will increase or decrease reflecting the investment experience of the chosen subaccount. The dollar amount of each variable annuity payment after the first may increase, decrease or remain constant, and is equal to the sum of the amounts determined by multiplying the number of annuity units of each particular subaccount credited to the policy by the annuity unit value for the particular subaccount on the date the payment is made.

Death Benefit

Adjusted Partial Surrender. The amount of your guaranteed minimum death benefit
--------------------------
is reduced due to a partial surrender called the adjusted partial surrender. The reduction amount depends on the relationship between your guaranteed minimum death benefit and policy value. The adjusted partial surrender is the sum of (1) and (2), where:
     (1)  The surrender charge-free surrender amount taken; and
     (2) The amount that an excess partial surrender (the portion of a surrender that can be subject to a surrender charge) reduces the policy value times [(a) divided by (b)] where:
          (a) is the amount of the death benefit prior to the excess partial surrender; and
          (b) is the policy value prior to the excess partial surrender.

The following examples describe the effect of a surrender on the guaranteed minimum death benefit and policy value.

--------------------------------------------------------------------------------
                                    EXAMPLE 1
                           (Assumed Facts for Example)
--------------------------------------------------------------------------------
  $75,000   current guaranteed minimum death benefit before surrender
--------------------------------------------------------------------------------
  $50,000   current policy value before surrender
--------------------------------------------------------------------------------
  $75,000   current death benefit (larger of policy value and guaranteed minimum death benefit)
--------------------------------------------------------------------------------
  6%        current surrender charge percentage
--------------------------------------------------------------------------------
  $15,000   requested surrender
--------------------------------------------------------------------------------
  $10,000   surrender charge-free amount (assumes 20% cumulative free percentage is available)
--------------------------------------------------------------------------------
  $ 5,000   excess partial surrender--(amount subject to surrender charge)
--------------------------------------------------------------------------------
  $ 100     excess interest adjustment
            (assumes interest rates have decreased since initial guarantee)
--------------------------------------------------------------------------------
  $ 294     surrender charge on (excess partial surrender less excess interest adjustment) = 0.06*(5000 - 100)
--------------------------------------------------------------------------------
  $ 5,194   reduction in policy value due to excess partial surrender =
            5000 - 100 + 294
--------------------------------------------------------------------------------
  $17,791   adjusted partial surrender = $10,000 + [$5,194* (75,000/50,000)]
--------------------------------------------------------------------------------
  $57,209   New guaranteed minimum death benefit (after surrender) =
            75,000 - 17,791
--------------------------------------------------------------------------------
  $34,806   New policy value (after surrender) = 50,000 - 10,000 - 5,194
--------------------------------------------------------------------------------

 Summary:
 -------
Reduction in guaranteed minimum death benefit                       = $17,791
Reduction in policy value                                           = $15,194

Note, guaranteed minimum death benefit is reduced more than the policy value since the guaranteed minimum death benefit was greater than the policy value just prior to the surrender.

--------------------------------------------------------------------------------
                                    EXAMPLE 2
                           (Assumed Facts for Example)
--------------------------------------------------------------------------------
  $50,000   current guaranteed minimum death benefit before surrender
--------------------------------------------------------------------------------
  $75,000   current policy value before surrender
--------------------------------------------------------------------------------
  $75,000   current death benefit (larger of policy value and guaranteed minimum death benefit)
--------------------------------------------------------------------------------
  6%        current surrender charge percentage
--------------------------------------------------------------------------------
  $15,000   requested surrender
--------------------------------------------------------------------------------
  $11,250   surrender charge-free amount (assumes 15% cumulative free percentage is available)
--------------------------------------------------------------------------------
  $ 3,750   excess partial surrender--(amount subject to surrender charge)
--------------------------------------------------------------------------------
  $-100     excess interest adjustment
            (assumes interest rates have increased since initial guarantee)
--------------------------------------------------------------------------------
  $ 231     surrender charge on (excess partial surrender less excess interest adjustment) = 0.06*[(3750-(-100)]
--------------------------------------------------------------------------------
  $ 4,081   reduction in policy value due to excess partial surrender =
            3750 - (-100) + 231 = 3750 + 100 + 231
--------------------------------------------------------------------------------
  $15,331   adjusted partial surrender = $11,250 + [$4,081* (75,000/75,000)]
--------------------------------------------------------------------------------
  $34,669   New guaranteed minimum death benefit (after surrender) =
            50,000 - 15,331
--------------------------------------------------------------------------------
  $59,669   New policy value (after surrender) = 75,000 - 11,250 - 4,081
--------------------------------------------------------------------------------

 Summary:
 -------
Reduction in guaranteed minimum death benefit                          = $15,331
Reduction in policy value                                              = $15,331

Note, the guaranteed minimum death benefit and policy value are reduced by the same amount since the policy value was higher than the guaranteed minimum death benefit just prior to the surrender.

Due proof of death of the annuitant is proof that the annuitant who is the owner died prior to the commencement of annuity payments. A certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, a written statement by the attending physician, or any other proof satisfactory to Transamerica, will constitute due proof of death.

Upon receipt of this proof and an election of a method of settlement and return of the policy, the death benefit generally will be paid within seven days, or as soon thereafter as Transamerica has sufficient information about the beneficiary to make the payment. The beneficiary may receive the amount payable in a lump sum cash benefit, or, subject to any limitation under any state or federal law, rule, or regulation, under one of the annuity payment options described above, unless a settlement agreement is effective at the death of the owner preventing such election.

Distribution Requirements. If the annuitant was an owner, the death benefit must
-------------------------
(1) be distributed within five years of the date of the deceased owner's death, or (2) payments under an annuity payment option must begin no later than one year after the deceased owner's death and must be made for the beneficiary's lifetime or for a period certain (so long as any period certain does not exceed the beneficiary's life expectancy). Death Proceeds which are not paid to or for the benefit of a natural person must be distributed within five years of the date of the deceased owner's death. If the sole beneficiary is the deceased owner's surviving spouse, however, such spouse may elect to continue the policy as the new annuitant and owner instead of receiving the death benefit. (See "Certain Federal Income Tax Consequences.")

If the annuitant is not an owner, and an owner dies prior to the annuity commencement date, a successor owner may surrender the policy at any time for the amount of the adjusted policy value. If the successor owner is not the deceased owner's spouse, however, the adjusted policy value must be distributed:
(1) within five years after the date of the deceased owner's death, or (2) payments under an annuity payment option must begin no later than one year after the deceased owner's death and must be made for the successor owner's lifetime or for a period certain (so long as any period certain does not exceed the successor owner's life expectancy). If the sole successor owner is the deceased owner's surviving spouse, such spouse may elect to continue the policy as the new owner instead of receiving the death benefit.

Beneficiary. The beneficiary designation in the application will remain in
-----------
effect until changed. The owner may change the designated beneficiary by sending written notice to Transamerica. The beneficiary's consent to such change is not required unless the beneficiary was irrevocably designated or law requires consent. (If an irrevocable beneficiary dies, the owner may then designate a new beneficiary.) The change will take effect as of the date the owner signs the written notice, whether or not the owner is living when the notice is received by Transamerica. Transamerica will not be liable for any payment made before the written notice is received. If more than one beneficiary is designated, and the owner fails to specify their interests, they will share equally.

Death of Owner

Federal tax law requires that if any owner (including any joint owner or any successor owner who has become a current owner) dies before the annuity commencement date, then the entire value of the policy must generally be distributed within five years of the date of death of such owner. Certain rules apply where (1) the spouse of the deceased owner is the sole beneficiary, (2) the owner is not a natural person and the primary annuitant dies or is changed, or (3) any owner dies after the annuity commencement date. See "Certain Federal Income Tax Consequences" below for more information about these rules. Other rules may apply to qualified policies.

Assignment

During the lifetime of the annuitant the owner may assign any rights or benefits provided by the policy if your policy is a nonqualified policy. An assignment will not be binding on Transamerica until a copy has been filed at its administrative and service office. The rights and benefits of the owner and beneficiary are subject to the rights of the assignee. Transamerica assumes no responsibility for the validity or effect of any assignment. Any claim made under an assignment shall be subject to proof of interest and the extent of the assignment. An assignment may have tax consequences.

Unless you so direct by filing written notice with Transamerica, no beneficiary may assign any payments under the policy before they are due. To the extent permitted by law, no payments will be subject to the claims of any beneficiary's creditors.

Ownership under qualified policies is restricted to comply with the Code.

Evidence of Survival

Transamerica reserves the right to require satisfactory evidence that a person is alive if a payment is based on that person being alive. No payment will be made until Transamerica receives such evidence.

Non-Participating

The policy will not share in Transamerica's surplus earnings; no dividends will be paid.

Amendments

No change in the policy is valid unless made in writing by Transamerica and approved by one of Transamerica's officers. No registered representative has authority to change or waive any provision of the policy.

Transamerica reserves the right to amend the policy to meet the requirements of the Code, regulations or published rulings. You can refuse such a change by giving written notice, but a refusal may result in adverse tax consequences.

Employee and Agent Purchases

The policy may be acquired by an employee or registered representative of any broker/dealer authorized to sell the policy or their spouse or minor children, or by an officer, director, trustee or bona-fide full-time employee of Transamerica or its affiliated companies or their spouse or minor children. In such a case, Transamerica may credit an amount equal to a percentage of each premium payment to the policy due to lower acquisition costs Transamerica experiences on those purchases. The credit will be reported to the Internal Revenue Service as taxable income to the employee or registered representative. Transamerica may offer certain employer sponsored savings plans, in its discretion, reduced fees and charges including, but not limited to, the annual service charge, the surrender charges, the mortality and expense risk fee and the administrative charge for certain sales under circumstances which may result in savings of certain costs and expenses. In addition, there may be other circumstances of which Transamerica is not presently aware which could result in reduced sales or distribution expenses. Credits to the policy or reductions in these fees and charges will not be unfairly discriminatory against any owner.

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following summary does not constitute tax advice. It is a general discussion of certain of the expected federal income tax consequences of investment in and distributions with respect to a policy, based on the Internal Revenue Code of 1986, as amended, proposed and final Treasury Regulations thereunder, judicial authority, and current administrative rulings and practice. This summary discusses only certain federal income tax consequences to "United States Persons," and does not discuss state, local, or foreign tax consequences. United States Persons means citizens or residents of the United States, domestic corporations, domestic partnerships and trusts or estates that are subject to United States federal income tax regardless of the source of their income.

Tax Status of the Policy

The following discussion is based on the assumption that the policy qualifies as an annuity contract for federal income tax purposes.

Diversification Requirements. Section 817(h) of the Code provides that in order
----------------------------
for a variable contract which is based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such account must be "adequately diversified" in accordance with Treasury regulations. The Treasury regulations issued under Section 817(h) (Treas. Reg. (S) 1.817-5) apply a diversification requirement to each of the subaccounts of the separate account. The separate account, through the underlying funds and their portfolios, intends to comply with the diversification requirements of the Treasury. Transamerica has entered into agreements regarding participation in the Premier Asset Builder Variable Annuity that require the underlying funds and their portfolios to be operated in compliance with the Treasury regulations.

Owner Control. In certain circumstances, owners of variable annuity contracts
-------------
may be considered the owners, for Federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity contractowner's gross income. Several years ago, the IRS state in published rulings that a variable contract owner will be considered the owner of separate account assets if the contractowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. More recently, the Treasury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of underlying assets."

The ownership rights under the contract are similar to, but different in certain respects from those described by the IRS in rulings in which it was determined that contractowners were not owners of separate account assets. For example, the owner of a policy has the choice of more subaccounts in which to allocate premiums and policy values, and may be able to transfer among these accounts more frequently than in such rulings. These differences could result in policyowners being treated as the owners of the assets of the separate account. In addition, Transamerica does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. Transamerica therefore reserves the right to modify the policies as necessary to attempt to prevent the policyowners from being considered the owners of a pro rata share of the assets of the separate account.

Distribution Requirements. The Code also requires that nonqualified policies
-------------------------
contain specific provisions for distribution of policy proceeds upon the death of any owner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such policies provide that if any owner dies on or after the annuity commencement date and before the entire interest in the policy has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such owner's death. If any owner dies before the annuity commencement date, the entire interest in the policy must generally be distributed within 5 years after such owner's date of death or be applied to provide an immediate annuity under which payments will begin within one year of such owner's death and will be made for the life of the beneficiary or for a period not extending beyond the life expectancy of the beneficiary. However, if such owner's death occurs prior to the annuity commencement date, and such owner's surviving spouse is named the beneficiary, then the policy may be continued with the surviving spouse as the new owner. If any owner is not a natural person, then for purposes of these distribution requirements, the primary annuitant shall be treated as the owner and any death or change of such primary annuitant shall be treated as the death of an owner. The policy contains provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the policies satisfy all such Code requirements. The provisions contained in the policies will be reviewed and modified if necessary to maintain their compliance with the Code requirements when clarified by regulation or otherwise.

Withholding. The portion of any distribution under a policy that is includable
-----------
in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld. Election forms will be provided at the time distributions are requested or made. The withholding rate varies according to the type of distribution and the owner's tax status. For qualified policies, "eligible rollover distributions" from Section 401(a) plans, Section 403(a) annuities, and Section 403(b) tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form, or hardship distributions. The 20% withholding does not apply, however, if the owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA. Different withholding requirements may apply in the case of non-United States persons.

Qualified Policies. The qualified policy is designed for use with several types
------------------
of tax-qualified retirement plans. The tax rules applicable to participants and beneficiaries in tax-qualified retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some retirement plans are subject to distribution and other requirements that are not incorporated into the policies or Transamerica's Policy administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the policies comply with applicable law.

For qualified plans under section 401(a), 403(a), 403(b), and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year in which the owner (or plan participant) reaches age
70 1/2. Each owner is responsible for requesting distributions under the policy that satisfy applicable tax rules.

Transamerica makes no attempt to provide more than general information about use of the policy with the various types of retirement plans. Purchasers of policies for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of the policy.

Individual Retirement Annuities. In order to qualify as a traditional individual
-------------------------------
retirement annuity under Section 408(b) of the Code, a policy must contain certain provisions: (i) the owner must be the annuitant; (ii) the policy generally is not transferable by the owner, e.g., the owner may not designate a new owner, designate a contingent owner or assign the policy as collateral security; (iii) the total premium payments for any calendar year on behalf of any individual may not exceed $2,000, except in the case of a rollover amount or contribution under Sections 402(c), 403(a)(4), 403(b)(8) or 408(d)(3) of the Code; (iv) annuity payments or partial surrenders must begin no later than April 1 of the calendar year following the calendar year in which the annuitant attains age 70 1/2; (v) an annuity payment option with a period certain that will guarantee annuity payments beyond the life expectancy of the annuitant and the beneficiary may not be selected; (vi) certain payments of death benefits must be made in the event the annuitant dies prior to the distribution of the policy value; and (vii) the entire interest of the owner is non-forfeitable. Policies intended to qualify as traditional individual retirement annuities under Section 408(b) of the Code contain such provisions. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are subject to a 10% penalty tax.

No part of the funds for an individual retirement account (including a Roth IRA) or annuity may be invested in a life insurance contract, but the regulations thereunder allow such funds to be invested in an annuity policy that provides a death benefit that equals the greater of the premiums paid or the cash value for the contract. The policy provides an enhanced death benefit that could exceed the amount of such a permissible death benefit, but it is unclear to what extent such an enhanced death benefit could disqualify the policy as an IRA. The Internal Revenue Service has not reviewed the policy for qualification as an IRA, and has not addressed in a ruling of general applicability whether an enhanced death benefit provision, such as the provision in the policy, comports with IRA qualification requirements.

Roth Individual Retirement Annuities (Roth IRA). The Roth IRA, under Section
-----------------------------------------------
408A of the Code, contains many of the same provisions as a traditional IRA. However, there are some differences. First, the contributions are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply to the rollover or conversion and to distributions attributable thereto. You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. The Roth IRA is available to individuals with earned income and whose modified adjusted gross income is under $110,000 for single filers, $160,000 for married filing jointly, and $10,000 for married filing separately. The amount per individual that may be contributed to all IRAs (Roth and traditional) is $2,000. Secondly, the distributions are taxed differently. The Roth IRA offers tax-free distributions when made 5 tax years after the first contribution to any Roth IRA of the individual and made after attaining age 59 1/2, or to pay for qualified first time homebuyer expenses (lifetime maximum of $10,000), or due to death or disability. All other distributions are subject to income tax when made from earnings and may be subject to a premature surrender penalty tax unless an exception applies. Unlike the traditional IRA, there are no minimum required distributions during the owner's lifetime; however, required distributions at death are generally the same.

Section 403(b) Plans. Under Section 403(b) of the Code, payments made by public
--------------------
school systems and certain tax exempt organizations to purchase policies for their employees are excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to FICA (Social Security) taxes. The policy includes a death benefit that in some cases may exceed the greater of the premium payments or the policy value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any tax-sheltered annuity under section 403(b). Because the death benefit may exceed this limitation, employers using the policy in connection with such plans should consult their tax adviser. Additionally, in accordance with the requirements of the Code, Section 403(b) annuities generally may not permit distribution of (i) elective contributions made in years beginning after December 31, 1988, (ii) earnings on those contributions, and (iii) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989. Distributions of such amounts will be allowed only upon the death of the employee, on or after attainment of age 59 1/2, separation from service, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship.

Corporate Pension and Profit Sharing Plans and H.R. 10 Plans. Sections 401(a)
------------------------------------------------------------
and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees and self-employed individuals to establish qualified plans for themselves and their employees. Such retirement plans may permit the purchase of the policies to accumulate retirement savings. Adverse tax consequences to the plan, the participant or both may result if the policy is assigned or transferred to any individual as a means to provide benefit payments. The policy includes a death benefit that in some cases may exceed the greater of the premium payments or the policy value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in an pension or profit sharing plan. Because the death benefit may exceed this limitation, employers using the policy in connection with such plans should consult their tax adviser.

Deferred Compensation Plans. Section 457 of the Code, while not actually
---------------------------
providing for a qualified plan (as that term is used in the Code), provides for certain deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The policies can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. For non-governmental Section 457 plans, all such investments, however, are owned by the sponsoring employer, and are subject to the claims of the general creditors of the sponsoring employer. Depending on the terms of the particular plan, a non-governmental employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 plan obligations. In general, all amounts received under a Section 457 plan are taxable and are subject to federal income tax withholding as wages.

Non-natural Persons. Pursuant to Section 72(u) of the Code, an annuity contract
-------------------
held by a taxpayer other than a natural person generally will not be treated as an annuity contract under the Code; accordingly, an owner who is not a natural person will recognize as ordinary income for a taxable year the excess of (i) the sum of the cash value as of the close of the taxable year and all previous distributions under the policy over (ii) the sum of the premium payments paid for the taxable year and any prior taxable year and the amounts includable in gross income for any prior taxable year with respect to the policy. For these purposes, the policy value at year end may have to be increased by any positive excess interest adjustment which could result from a full surrender at such time. There is, however, no definitive guidance on the proper tax treatment of excess interest adjustments and the owner should contact a competent tax adviser with respect to the potential tax consequences of an excess interest adjustment. Notwithstanding the preceding sentences in that paragraph, Section 72(u) of the Code does not apply to (i) a policy where the nominal owner is not a natural person but the beneficial owner of which is a natural person, (ii) a policy acquired by the estate of a decedent by reason of such decedent's death, (iii) a qualified policy (other than one qualifying under Section 457) or (iv) a single-payment annuity where the Commencement Date is no later than one year from the date of the single premium payment; such policies are taxed as described above under the heading "Taxation of Annuities."

Taxation of Transamerica

Transamerica at present is taxed as a life insurance company under part I of Subchapter L of the Code. The separate account is treated as part of Transamerica and, accordingly, will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Transamerica does not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the separate account retained as part of the reserves under the policy. Based on this expectation, it is anticipated that no charges will be made against the separate account for federal income taxes. If, in future years, any federal income taxes are incurred by Transamerica with respect to the separate account, Transamerica may make a charge to the separate account.

                              INVESTMENT EXPERIENCE

A "Net Investment Factor" is used to determine the value of accumulation units and annuity units, and to determine annuity payment rates.

Accumulation Units

Allocations of a premium payment directed to a subaccount are credited in the form of accumulation units. Each subaccount has a distinct accumulation unit value. The number of units credited is determined by dividing the premium payment or amount transferred to the subaccount by the accumulation unit value of the subaccount as of the end of the valuation period during which the allocation is made. For each subaccount, the accumulation unit value for a given business day is based on the net asset value of a share of the corresponding portfolio of the underlying funds less any applicable charges or fees. The investment performance of the portfolio, expenses, and deductions of certain charges affect the value of an accumulation unit.

Upon allocation to the selected subaccount of the separate account, premium payments are converted into accumulation units of the subaccount. The number of accumulation units to be credited is determined by dividing the dollar amount allocated to each subaccount by the value of an accumulation unit for that subaccount as next determined after the premium payment is received at the administrative and service office or, in the case of the initial premium payment, when the application is completed, whichever is later. The value of an accumulation unit was arbitrarily established at $1.000000 at the inception of each subaccount. Thereafter, the value of an accumulation unit is determined as of the close of trading on each day the New York Stock Exchange is open for business.

An index (the "Net Investment Factor") which measures the investment performance of a subaccount during a valuation period, is used to determine the value of an accumulation unit for the next subsequent valuation period. The Net Investment Factor may be greater or less than or equal to one; therefore, the value of an accumulation unit may increase, decrease or remain the same from one valuation period to the next. The owner bears this investment risk. The net investment performance of a subaccount and deduction of certain charges affect the accumulation unit value.

The Net Investment Factor for any subaccount for any valuation period is determined by dividing (a) by (b) and subtracting (c) from the result, where:
     (a) is the net result of:
          (1) the net asset value per share of the shares held in the subaccount determined at the end of the current valuation period, plus
          (2) the per share amount of any dividend or capital gain distribution made with respect to the shares held in the subaccount if the ex-dividend date occurs during the current valuation period, plus or minus
          (3) a per share credit or charge for any taxes determined by Transamerica to have resulted from the investment operations of the subaccount;
     (b) the net asset value per share of the shares held in the subaccount determined as of the end of the immediately preceding valuation period; and
     (c) is an amount representing the separate account charge and any optional benefit fees, if applicable.

              Illustration of Accumulation Unit Value Calculations Formula and Illustration for Determining the Net Investment Factor

                   (Assume either the 5% Annually Compounding
             Death Benefit or the Annual Step-Up Death Benefit is in effect and no optional riders or benefits are elected.)

Investment Experience Factor = (A + B - C) - E
                               -----------
                                    D

       Where: A =The Net Asset Value of an underlying fund share as of the end of the current valuation period.
                 Assume...............................................A = $11.57

              B =The per share amount of any dividend or capital gains
                 distribution since the end of the Immediately preceding valuation period.
                 Assume....................................................B = 0

              C =The per share charge or credit for any taxes reserved for at the end of the current Valuation period.
                 Assume....................................................C = 0

              D =The Net Asset Value of an underlying fund share at the end of the immediately preceding Valuation period.
                 Assume...............................................D = $11.40

              E =The daily deduction for mortality and expense risk fee and administrative charges, which (on these assumptions) totals 1.40% on an annual basis.
                 On a daily basis................................. = .0000380909

Then, the Investment Experience Factor = (11.57+ 0 - 0) - .0000380909 = Z  = 1.0148741898
                                         --------------
                                               11.40


        Formula and Illustration for Determining Accumulation Unit Value

Accumulation Unit Value = A * B

       Where: A =The accumulation unit value for the immediately preceding valuation period.
                 Assume.................................................... = $X

              B =The Net Investment Factor for the current valuation period.
                 Assume..................................................... = Y

Then, the accumulation unit value = $X * Y = $Z

Annuity Unit Value and Annuity Payment Rates

The amount of variable annuity payments will vary with annuity unit values. Annuity unit values rise if the net investment performance of the subaccount exceeds the assumed interest rate of 5% annually. Conversely, annuity unit values fall if the net investment performance of the subaccount is less than the assumed rate. The value of a variable annuity unit in each subaccount was established at $1.00 on the date operations began for that subaccount. The value of a variable annuity unit on any subsequent business day is equal to (a) multiplied by (b) multiplied by (c), where:

     (a) is the variable annuity unit value for that subaccount on the immediately preceding business day;
     (b) is the net investment factor for that subaccount for the valuation period; and
     (c) is the investment result adjustment factor for the valuation period.

The investment result adjustment factor for the valuation period is the product of discount factors of .99986634 per day to recognize the 5% effective annual Assumed Investment Return. The valuation period is the period from the close of the immediately preceding business day to the close of the current business day.

The net investment factor for the policy used to calculate the value of a variable annuity unit in each subaccount for the valuation period is determined by dividing (i) by (ii) and subtracting (iii) from the result, where:
     (i) is the result of:
          (1) the net asset value of a fund share held in that subaccount determined at the end of the current valuation period; plus
          (2) the per share amount of any dividend or capital gain distributions made by the fund for shares held in that subaccount if the ex-dividend date occurs during the valuation period; plus or minus
          (3) a per share charge or credit for any taxes reserved for, which Transamerica determines to have resulted from the investment operations of the subaccount.
     (ii) is the net asset value of a fund share held in that subaccount determined as of the end of the immediately preceding valuation period.
     (iii) is a factor representing the mortality and expense risk fee and administrative charge. This factor is equal, on an annual basis, to 1.25% (for the Return of Premium Death Benefit) or 1.40% (for the 5% Annually Compounding Death Benefit and the Annual Step-Up Death Benefit) of the daily net asset value of a fund share held in that subaccount. (For calculating annuity payments, the factor is 1.25% for all death benefits, but 2.50% for FIP annuity payments).

The dollar amount of subsequent variable annuity payments will depend upon changes in applicable annuity unit values.

The annuity payment rates vary according to the annuity option elected and the sex and adjusted age of the annuitant at the annuity commencement date. The policy also contains a table for determining the adjusted age of the annuitant.

               Illustration of Calculations for Annuity Unit Value
                          and Variable Annuity Payments

           Formula and Illustration for Determining Annuity Unit Value

Annuity Unit Value = A * B * C

       Where: A =Annuity unit value for the immediately preceding valuation period.
                 Assume.....................................................= $X

              B =Investment Experience Factor for the valuation period for which the annuity unit value is being Calculated.*
                 Assume......................................................= Y

              C =A factor to neutralize the assumed interest rate of 5% built into the Annuity Tables used.
                 Assume......................................................= Z

Then, the annuity unit value is: $X * Y * Z = $Q

* For FIP annuity payments, this will reflect not only the 1.25% mortality and expense risk fee and administrative charge, but also the 1.25% guaranteed payment fee.

               Formula and Illustration for Determining Amount of
                     First Monthly Variable Annuity Payment


First Monthly Variable Annuity Payment = A * B
                                         -----
                                        $1,000


       Where: A =The policy value as of the annuity commencement date.
                 Assume.....................................................= $X

              B =The Annuity purchase rate per $1,000 based upon the option selected, the sex and adjusted age of the annuitant according to the tables contained in the policy.
                 Assume.....................................................= $Y

Then, the first Monthly Variable Annuity Payment   = $X * $Y = $Z
                                                     -------
                                                      1,000

      Formula and Illustration for Determining the Number of Annuity Units
              Represented by Each Monthly Variable Annuity Payment

Number of annuity units = A
                          -
                          B

       Where: A =The dollar amount of the first monthly Variable Annuity
                 Payment.
                 Assume.....................................................= $X

              B =The annuity unit value for the Valuation Date on which the first monthly payment is due.
                 Assume.....................................................= $Y

Then, the number of annuity units = $X = Z
                                    --
                                    $Y

                FAMILY INCOME PROTECTOR -- ADDITIONAL INFORMATION

The amounts shown below are hypothetical guaranteed minimum monthly payment amounts under the "family income protector" for a $100,000 premium when annuity payments do not begin until the policy anniversary indicated in the left-hand column. These figures assume the following:

 .        there were no subsequent premium payments or surrenders;
 .        there were no premium taxes;
 .        the $100,000 premium is subject to the family income protector;
 .        the annuitant is (or both annuitants are) 60 years old when the rider is issued;
 .        the annual growth rate is 6.0% (once established an annual growth rate will not change during the life of the family income protector rider); and
 .        there was no upgrade of the minimum annuitization value.

Six different annuity payment options are illustrated: a male annuitant, a female annuitant and a joint and survivor annuity, each on a Life Only and a Life with 10 Year Certain basis. The figures below, which are the amount of the first monthly payment, are based on an assumed investment return of 3%. Subsequent payments will never be less than the amount of the first payment (although subsequent payments are calculated using a 5% assumed investment return).

Life Only = Life Annuity with No Period Certain                        Life 10 = Life Annuity with 10 Years Certain

--------------------------------------------------------------------------------------------------------------------------------
  Rider Anniversary at                           Male                            Female                  Joint & Survivor
  Exercise Date
--------------------------------------------------------------------------------------------------------------------------------
                                      Life Only        Life 10          Life Only        Life 10      Life Only      Life 10
--------------------------------------------------------------------------------------------------------------------------------
            10 (age 70)                $ 1,135          $ 1,067             $ 976          $ 949          $ 854        $ 852
--------------------------------------------------------------------------------------------------------------------------------
                15                       1,833            1,634             1,562          1,469          1,332        1,318
--------------------------------------------------------------------------------------------------------------------------------
            20 (age 80)                  3,049            2,479             2,597          2,286          2,145        2,078
--------------------------------------------------------------------------------------------------------------------------------

This hypothetical illustration should not be deemed representative of past or future performance of any underlying variable investment option.

Surrenders will affect the minimum annuitization value as follows: Each policy year, surrenders up to the limit of the total free amount (the minimum annuitization value on the last policy anniversary multiplied by the annual growth rate) reduce the minimum annuitization value on a dollar-for-dollar basis. Surrenders over this free amount will reduce the minimum annuitization value on a pro rata basis by an amount equal to the minimum annuitization value immediately prior to the excess surrender multiplied by the percentage reduction in the policy value resulting from the excess surrender. The free amount will always be a relatively small fraction of the minimum annuitization value.

Examples of the effect of surrenders on the minimum annuitization value are as follows:

-------------------------------------------------------------------------------------------------------------------------------
                                                          EXAMPLE 1
-------------------------------------------------------------------------------------------------------------------------------
                                                         Assumptions
-------------------------------------------------------------------------------------------------------------------------------
 .        minimum annuitization value on last policy anniversary:          $10,000
-------------------------------------------------------------------------------------------------------------------------------
 .        minimum annuitization value at time of distribution:             $10,500
-------------------------------------------------------------------------------------------------------------------------------
 .        policy value at time of distribution:                            $15,000
-------------------------------------------------------------------------------------------------------------------------------
 .        distribution amount:                                             $500
-------------------------------------------------------------------------------------------------------------------------------
 .        prior distribution in current policy year:                       None
-------------------------------------------------------------------------------------------------------------------------------
                                                         Calculations
-------------------------------------------------------------------------------------------------------------------------------
 .        maximum annual free amount:                                      $10,000 x 6% = $600
-------------------------------------------------------------------------------------------------------------------------------
 .        policy value after distribution:                                 $15,000 - $500 = $14,500
-------------------------------------------------------------------------------------------------------------------------------
 .        minimum annuitization value after distribution:                  $10,500 - $500 = $10,000
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
                                                          EXAMPLE 2
-------------------------------------------------------------------------------------------------------------------------------
                                                         Assumptions
-------------------------------------------------------------------------------------------------------------------------------
 .        minimum annuitization value on last policy anniversary:          $10,000
-------------------------------------------------------------------------------------------------------------------------------
 .        minimum annuitization value at time of distribution:             $10,500
-------------------------------------------------------------------------------------------------------------------------------
 .        policy value at time of distribution:                            $15,000
-------------------------------------------------------------------------------------------------------------------------------
 .        distribution amount:                                             $1,500
-------------------------------------------------------------------------------------------------------------------------------
 .        prior distribution in current policy year:                       $1,000
-------------------------------------------------------------------------------------------------------------------------------
                                                         Calculations
-------------------------------------------------------------------------------------------------------------------------------
 .        maximum annual free amount:                                      $0.0
-------------------------------------------------------------------------------------------------------------------------------
     (prior distributions have exceeded the current year free amount of $600 [$10,000 x 6% = $600])
-------------------------------------------------------------------------------------------------------------------------------
 .        policy value after distribution:                                 $15,000 - $1,500 = $13,500
-------------------------------------------------------------------------------------------------------------------------------
     (since the policy value is reduced 10% ($1,500/$15,000), the minimum annuitization value is also reduced 10%)
-------------------------------------------------------------------------------------------------------------------------------
 .        minimum annuitization value after distribution:                  $10,500 - (10% x $10,500) = $9,450
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
                                                          EXAMPLE 3
-------------------------------------------------------------------------------------------------------------------------------
                                                         Assumptions
-------------------------------------------------------------------------------------------------------------------------------
 .        minimum annuitization value on last policy anniversary:          $10,000
-------------------------------------------------------------------------------------------------------------------------------
 .        minimum annuitization value at time of distribution:             $10,500
-------------------------------------------------------------------------------------------------------------------------------
 .        policy value at time of distribution:                            $7,500
-------------------------------------------------------------------------------------------------------------------------------
 .        distribution amount:                                             $1,500
-------------------------------------------------------------------------------------------------------------------------------
 .        prior distribution in current policy year:                       $1,000
-------------------------------------------------------------------------------------------------------------------------------
                                                         Calculations
-------------------------------------------------------------------------------------------------------------------------------
 .        maximum annual free amount:                                      $0.0
-------------------------------------------------------------------------------------------------------------------------------
     (prior distributions have exceeded the current year free amount of $600 [$10,000 x 6% = $600])
-------------------------------------------------------------------------------------------------------------------------------
 .        policy value after distribution:                                 $7,500 - $1,500 = $6,000
-------------------------------------------------------------------------------------------------------------------------------
     (since the policy value is reduced 20% ($1,500/$7,500), the minimum annuitization value is also reduced 20%)
-------------------------------------------------------------------------------------------------------------------------------
 .        minimum annuitization value after distribution:                  $10,500 - (20% x $10,500) = $8,400
-------------------------------------------------------------------------------------------------------------------------------

The amount of the first payment provided by the family income protector will be determined by multiplying each $1,000 of minimum annuitization value by the applicable annuity factor shown on Schedule I of the rider. The applicable annuity factor depends upon the annuitant's (and joint annuitant's, if any) sex (or without regard to gender if required by law), age, age adjustment (if applicable) and the family income protector payment option selected and is based on a guaranteed interest rate of 3% and the "1983 Table a" mortality table with projection using projection Scale G factors, assuming a maturity date in the year 2000. Subsequent payments will be calculated as described in the family income protector rider using a 5% assumed investment return. Subsequent payments may fluctuate annually in accordance with the investment performance of the annuity subaccounts. However, subsequent payments are guaranteed to never be less than the initial payment.

The stabilized payment on each subsequent policy anniversary after annuitization using the rider will equal the greater of the initial payment or the payment supportable by the annuity units in the selected subaccounts. The supportable payment is equal to the number of variable annuity units in the selected subaccounts multiplied by the variable annuity unit values in those subaccounts on the date the payment is made. The variable annuity unit values used to calculate the supportable payment will assume a 5% assumed investment return. If the supportable payment at any payment date during a policy year is greater than the stabilized payment for that policy year, the excess will be used to purchase additional annuity units. Conversely, if the supportable payment at any payment date during a policy year is less than the stabilized payment for that policy year, there will be a reduction in the number of annuity units credited to the policy to fund the deficiency. In the case of a reduction, you will not participate as fully in the future investment performance of the subaccounts you selected since fewer annuity units are credited to your policy. Purchases and reductions will be allocated to each subaccount on a proportionate basis.

Transamerica bears the risk that it will need to make payments if all annuity units have been used in an attempt to maintain the stabilized payment at the initial payment level. In such an event, Transamerica will make all future payments equal to the initial payment. Once all the annuity units have been used, the amount of your payment will not increase or decrease and will not depend upon the performance of any subaccounts. To compensate Transamerica for this risk, a guaranteed payment fee will be deducted.

        BENEFICIARY EARNINGS ENHANCEMENT RIDER -- ADDITIONAL INFORMATION

The following examples illustrate the Beneficiary Earnings Enhancement additional death benefit payable by this rider as well as the effect of a partial surrender on the additional death benefit amount.

                                    Example 1

-------------------------------------------------------------------------------------------------------------------------
Policy Value on the Rider Date:                                                                         $100,000
-------------------------------------------------------------------------------------------------------------------------
Premiums paid after the Rider Date before Surrender:                                                    $25,000
-------------------------------------------------------------------------------------------------------------------------
Gross Partial Surrenders after the Rider Date:                                                          $30,000
-------------------------------------------------------------------------------------------------------------------------
Death Benefit on date of surrender                                                                      $150,000
-------------------------------------------------------------------------------------------------------------------------
Rider Earnings on Date of Surrender (Death Benefit - Policy Value on Rider Date
- Premiums paid after Rider Date = $150,000 - $100,000 - $25,000):                                      $25,000
-------------------------------------------------------------------------------------------------------------------------
Amount of Surrender that exceeds Rider Earnings ($30,000 - $25,000):                                    $5,000
-------------------------------------------------------------------------------------------------------------------------
Base Policy Death Benefit on the date of Death Benefit Calculation:                                     $200,000
-------------------------------------------------------------------------------------------------------------------------
Rider Earnings (= Death Benefit - policy value on Rider Date - Premiums since
Rider Date + Surrenders since Rider Date that exceeded Rider Earnings at
time of Surrender = $200,000 - $100,000 - $25,000 + $5,000):                                            $80,000
-------------------------------------------------------------------------------------------------------------------------
Additional Death Benefit Amount (= Additional Death Benefit Factor * Rider Earnings = 40%* $80,000):    $32,000

-------------------------------------------------------------------------------------------------------------------------
Total Death Benefit paid (=Base policy death benefit plus Additional Death Benefit Amount):             $232,000
-------------------------------------------------------------------------------------------------------------------------

                                    Example 2

-------------------------------------------------------------------------------------------------------------------------
Policy Value on the Rider Date:                                                                         $100,000
-------------------------------------------------------------------------------------------------------------------------
Premiums paid after the Rider Date before Surrender:                                                    $0
-------------------------------------------------------------------------------------------------------------------------
Gross Partial Surrenders after the Rider Date:                                                          $0
-------------------------------------------------------------------------------------------------------------------------
Base Policy Death Benefit on the date of Death Benefit Calculation:                                     $75,000
-------------------------------------------------------------------------------------------------------------------------
Rider Earnings (= Death Benefit - policy value on Rider Date - Premiums since
Rider Date + Surrenders since Rider Date that exceeded Rider Earnings at time
of Surrender = $75,000 - $100,000 - $0 + $0):                                                           $0
-------------------------------------------------------------------------------------------------------------------------
Additional Death Benefit Amount (= Additional Death Benefit Factor * Rider Earnings = 40%* $0):         $0
-------------------------------------------------------------------------------------------------------------------------
Total Death Benefit paid (=Base policy death benefit plus Additional Death Benefit Amount):             $75,000
-------------------------------------------------------------------------------------------------------------------------

                           HISTORICAL PERFORMANCE DATA

Money Market Yields

Transamerica may from time to time disclose the current annualized yield of the Money Market Subaccount for a 7-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) at the end of the 7-day period in the value of a hypothetical account having a balance of 1 unit at the beginning of the 7-day period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects (i) net income from the portfolio attributable to the hypothetical account; and (ii) charges and deductions imposed under a policy that are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for (i) the administrative charges; and (ii) the mortality and expense risk fee. Current Yield will be calculated according to the following formula:

                    Current Yield = ((NCS * ES)/UV) * (365/7)

Where:
NCS    =     The net change in the value of the portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) for the 7-day period attributable to a hypothetical account having a balance of 1 subaccount unit.
ES     =     Per unit expenses of the subaccount for the 7-day period.
UV     =     The unit value on the first day of the 7-day period.

Because of the charges and deductions imposed under a policy, the yield for the Money Market Subaccount will be lower than the yield for the Money Market Portfolio. The yield calculations do not reflect the effect of any premium taxes or surrender charges that may be applicable to a particular policy. Surrender charges range from 6% to 0% of the amount of premium payments withdrawn based on the number of years since the premium payment was made. However, surrender charges will not be assessed after the tenth policy year.

Transamerica may also disclose the effective yield of the Money Market Subaccount for the same 7-day period, determined on a compounded basis. The effective yield is calculated by compounding the base period return according to the following formula:

                Effective Yield = (1 + ((NCS - ES)/UV))/365/7/ - 1

Where:
NCS    = The net change in the value of the portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) for the 7-day period attributable to a hypothetical account having a balance of 1 subaccount unit.
ES     = Per unit expenses of the subaccount for the 7-day period.
UV     = The unit value on the first day of the 7-day period.

The yield on amounts held in the Money Market Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Money Market Subaccount actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Portfolio, the types and quality of portfolio securities held by the Money Market Portfolio and its operating expenses. There is no yield or effective yield for the Federated Prime Money Fund II Subaccount for the seven days ended December 31, 2000, because the subaccount had not commenced operations as of that date.

Other Subaccount Yields

Transamerica may from time to time advertise or disclose the current annualized yield of one or more of the subaccounts of the separate account (except the Federated Prime Money Fund II Subaccount) for 30-day periods. The annualized yield of a subaccount refers to income generated by the subaccount over a specific 30-day period. Because the yield is annualized, the yield generated by a subaccount during the 30-day period is assumed to be generated each 30-day period over a 12-month period. The yield is computed by: (i) dividing the net investment income of the subaccount less subaccount expenses for the period, by
(ii) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period, compounding that yield for a 6-month period, and (iv) multiplying that result by 2. Expenses attributable to the subaccount include (i) the administrative charge and (ii) the mortality and expense risk fee. The 30-day yield is calculated according to the following formula:

                  Yield = 2 * ((((NI - ES)/(U * UV)) + 1)/6/ -1)

Where:
NI     =     Net investment income of the subaccount for the 30-day period attributable to the subaccount's unit.
ES     =     Expenses of the subaccount for the 30-day period.
U      =     The average number of units outstanding.
UV     =     The unit value at the close (highest) of the last day in the 30-day period.

Because of the charges and deductions imposed by the separate account, the yield for a subaccount of the separate account will be lower than the yield for its corresponding portfolio. The yield calculations do not reflect the effect of any premium taxes or surrender charges that may be applicable to a particular policy. Surrender charges range from 6% to 0% of the amount of premium payments withdrawn based on the number of years since the premium payment was made. However, surrender charges will not be assessed after the tenth policy year.

The yield on amounts held in the subaccounts of the separate account normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A subaccount's actual yield is affected by the types and quality of its investments and its operating expenses.

Total Returns

Transamerica may from time to time also advertise or disclose total returns for one or more of the subaccounts of the separate account for various periods of time. One of the periods of time will include the period measured from the date the subaccount commenced operations. When a subaccount has been in operation for 1, 5 and 10 years, respectively, the total return for these periods will be provided. Total returns for other periods of time may from time to time also be disclosed. Total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent month end practicable, considering the type and media of the communication and will be stated in the communication.

Total returns will be calculated using subaccount unit values which Transamerica calculates on each business day based on the performance of the subaccount's underlying portfolio, and the deductions for the mortality and expense risk fee and the administrative charges. Total return calculations will reflect the effect of surrender charges that may be applicable to a particular period. The total return will then be calculated according to the following formula:

                                P (1 + T)/N/ = ERV

Where:
T   = The average annual total return net of subaccount recurring charges.
ERV = The ending redeemable value of the hypothetical account at the end of the period.
P   = A hypothetical initial payment of $1,000.
N   = The number of years in the period.

Other Performance Data

Transamerica may from time to time also disclose average annual total returns in a non-standard format in conjunction with the standard format described above. The non-standard format will be identical to the standard format except that the surrender charge percentage will be assumed to be 0%.

Transamerica may from time to time also disclose cumulative total returns in conjunction with the standard format described above. The cumulative returns will be calculated using the following formula assuming that the surrender charge percentage will be 0%.

                                CTR = (ERV/P) -1

Where:
CTR = The cumulative total return net of subaccount recurring charges for the period.
ERV = The ending redeemable value of the hypothetical investment at the end of the period.
P   = A hypothetical initial payment of $1,000.

All non-standardized performance data will only be advertised if the standardized performance data is also disclosed.

Adjusted Historical Performance Data

From time to time, sales literature or advertisements may quote average annual total returns for periods prior to the date the separate account commenced operations. Such performance information for the subaccounts will be calculated based on the performance of the various portfolios and the assumption that the subaccounts were in existence for the same periods as those indicated for the portfolios, with the level of policy charges that are currently in effect.

                                PUBLISHED RATINGS

Transamerica may from time to time publish in advertisements, sales literature and reports to owners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's Insurance Ratings Services, Moody's Investors Service and Fitch Financial Ratings The purpose of the ratings is to reflect the financial strength of Transamerica and they should not be considered as bearing on the investment performance of assets held in the separate account or of the safety or riskiness of an investment in the separate account. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, these ratings may be referred to in advertisements or sales literature or in reports to owners. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms.

                        STATE REGULATION OF TRANSAMERICA

Transamerica is subject to the laws of Iowa governing insurance companies and to regulation by the Iowa Division of Insurance. An annual statement in a prescribed form is filed with the Division of Insurance each year covering the operation of Transamerica for the preceding year and its financial condition as of the end of such year. Regulation by the Division of Insurance includes periodic examination to determine Transamerica's contract liabilities and reserves so that the Division may determine the items are correct. Transamerica's books and accounts are subject to review by the Division of Insurance at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. In addition, Transamerica is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                                 ADMINISTRATION

Transamerica performs administrative services for the policies. These services include issuance of the policies, maintenance of records concerning the policies, and certain valuation services.

                               RECORDS AND REPORTS

All records and accounts relating to the separate account will be maintained by Transamerica. As presently required by the 1940 Act and regulations promulgated thereunder, Transamerica will mail to all owners at their last known address of record, at least annually, reports containing such information as may be required under that Act or by any other applicable law or regulation. Owners may also receive confirmation of each financial transaction and any other reports required by law or regulation. However, for certain routine transactions (for example, regular monthly premiums deducted from your checking account, or regular annuity payments Transamerica sends to you) you may only receive quarterly confirmations.

                          DISTRIBUTION OF THE POLICIES

The policies are offered to the public through brokers licensed under the federal securities laws and state insurance laws. The offering of the policies is continuous and Transamerica does not anticipate discontinuing the offering of the policies, however, Transamerica reserves the right to do so.

AFSG Securities Corporation, an affiliate of Transamerica, is the principal underwriter of the policies and may enter into agreements with broker-dealers for the distribution of the policies. As of December 31, 2000, no amount was paid to AFSG Securities Corporation and/or broker dealers for their services related to Separate Account VA F because it had not commenced operations.

                                  VOTING RIGHTS

To the extent required by law, Transamerica will vote the underlying funds' shares held by the separate account at regular and special shareholder meetings of the underlying funds in accordance with instructions received from persons having voting interests in the portfolios, although none of the underlying funds hold regular annual shareholder meetings. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result Transamerica determines that it is permitted to vote the underlying funds shares in its own right, it may elect to do so.

Before the annuity commencement date, you hold the voting interest in the selected portfolios. The number of votes that you have the right to instruct will be calculated separately for each subaccount. The number of votes that you have the right to instruct for a particular subaccount will be determined by dividing your policy value in the subaccount by the net asset value per share of the corresponding portfolio in which the subaccount invests. Fractional shares will be counted.

After the annuity commencement date, the person receiving annuity payments has the voting interest, and the number of votes decreases as annuity payments are made and as the reserves for the policy decrease. The person's number of votes will be determined by dividing the reserve for the policy allocated to the applicable subaccount by the net asset value per share of the corresponding portfolio. Fractional shares will be counted.

The number of votes that you or the person receiving income payments has the right to instruct will be determined as of the date established by the underlying fund for determining shareholders eligible to vote at the meeting of the underlying fund. Transamerica will solicit voting instructions by sending you, or other persons entitled to vote, written requests for instructions prior to that meeting in accordance with procedures established by the underlying fund. Portfolio shares as to which no timely instructions are received and shares held by Transamerica in which you, or other persons entitled to vote, have no beneficial interest will be voted in proportion to the voting instructions that are received with respect to all policies participating in the same subaccount.

Each person having a voting interest in a subaccount will receive proxy material, reports, and other materials relating to the appropriate portfolio.

                                 OTHER PRODUCTS

Transamerica makes other variable annuity policies available that may also be funded through the separate account. These variable annuity policies may have different features, such as different investment choices or charges.

                                CUSTODY OF ASSETS

Transamerica holds assets of each of the subaccounts of the separate account. The assets of each of the subaccounts of the separate account are segregated and held separate and apart from the assets of the other subaccounts and from Transamerica's general account assets. Transamerica maintains records of all purchases and redemptions of shares of the underlying funds held by each of the subaccounts. Additional protection for the assets of the separate account is afforded by Transamerica's fidelity bond, presently in the amount of $5,000,000, covering the acts of officers and employees of Transamerica.

                                  LEGAL MATTERS

Sutherland Asbill & Brennan LLP, of Washington D.C. has provided legal advice to Transamerica relating to certain matters under the federal securities laws applicable to the issue and sale of the policies.

                              INDEPENDENT AUDITORS

The statutory-basis financial statements and schedules of PFL Life Insurance Company (now known as Transamerica Life Insurance Company) as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, have been audited by Ernst & Young LLP, Independent Auditors, Suite 3400, 801 Grand Avenue, Des Moines, Iowa 50309. There are no financial statements for the subaccounts of the separate account because they had not commenced operations as of December 31, 2000.

                                OTHER INFORMATION

A Registration Statement has been filed with the SEC, under the Securities Act of 1933 as amended, with respect to the policies discussed in this SAI. Not all of the information set forth in the registration statement, amendments and exhibits thereto has been included in the prospectus or this SAI. Statements contained in the prospectus and this SAI concerning the content of the policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

                              FINANCIAL STATEMENTS

The values of the interest of owners in the separate account will be affected solely by the investment results of the selected subaccount(s). The financial statements of PFL Life Insurance Company (now known as Transamerica Life Insurance Company), which are included in this SAI, should be considered only as bearing on the ability of Transamerica to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the separate account.

                     Financial Statements--Statutory Basis

                           PFL Life Insurance Company

                  Years ended December 31, 2000, 1999 and 1998
                      with Report of Independent Auditors

                           PFL Life Insurance Company

                     Financial Statements--Statutory Basis

                  Years ended December 31, 2000, 1999 and 1998

                                    Contents

Report of Independent Auditors..............................................   1
Audited Financial Statements
  Balance Sheets--Statutory Basis...........................................   2
  Statements of Operations--Statutory Basis.................................   3
  Statements of Changes in Capital and Surplus--Statutory Basis.............   4
  Statements of Cash Flows--Statutory Basis.................................   5
  Notes to Financial Statements--Statutory Basis............................   6
Statutory-Basis Financial Statement Schedules
  Summary of Investments--Other Than Investments in Related Parties.........  24
  Supplementary Insurance Information.......................................  25
  Reinsurance...............................................................  27

                         Report of Independent Auditors

The Board of Directors
PFL Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of PFL Life Insurance Company, an indirect wholly-owned subsidiary of AEGON N.V., as of December 31, 2000 and 1999, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2000. Our audits also included the accompanying statutory-basis financial statement schedules required by Article 7 of Regulation S-X. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States also are described in Note
1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of PFL Life Insurance Company at December 31, 2000 and 1999, or the results of its operations or its cash flow for each of the three years in the period ended December 31, 2000.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PFL Life Insurance Company at December 31, 2000 and 1999, and the results of its operations and its cash flow for each of the three years in the period ended December 31, 2000, in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Des Moines, Iowa
February 15, 2001

                           PFL Life Insurance Company

                        Balance Sheets--Statutory Basis
                (Dollars in thousands, except per share amounts)

                                                              December 31
                                                           2000        1999
                                                        ----------- -----------
Admitted assets
Cash and invested assets:
 Cash and short-term investments....................... $    98,224 $    53,695
 Bonds.................................................   7,009,825   4,892,156
 Stocks:
   Preferred...........................................      19,987      17,074
   Common (cost: 2000--$75,141; 1999--$61,813).........      84,736      71,658
   Affiliated entities (cost: 2000--$6,285; 1999--
    $10,318)...........................................       3,781       6,764
 Mortgage loans on real estate.........................   1,585,896   1,339,202
 Real estate, at cost less accumulated depreciation
  ($12,641 in 2000; $10,891 in 1999):
   Home office properties..............................       7,601       7,829
   Properties acquired in satisfaction of debt.........      15,599      16,336
   Investment properties...............................      31,070      33,707
 Policy loans..........................................      57,571      59,871
 Other invested assets.................................     218,340     123,722
                                                        ----------- -----------
     Total cash and invested assets....................   9,132,630   6,622,014
Premiums deferred and uncollected......................      14,235      14,656
Accrued investment income..............................      89,976      65,364
Receivable from affiliate..............................      92,235         --
Federal income taxes recoverable.......................         --        1,335
Transfers from separate accounts due or accrued........     118,075      92,309
Other assets...........................................      19,359      30,119
Separate account assets................................   4,519,029   4,905,374
                                                        ----------- -----------
Total admitted assets.................................. $13,985,539 $11,731,171
                                                        =========== ===========
Liabilities and capital and surplus
Liabilities:
 Aggregate reserves for policies and contracts:
  Life................................................. $ 2,109,505 $ 1,552,781
  Annuity..............................................   4,577,664   4,036,751
  Accident and health..................................     305,365     254,571
 Policy and contract claim reserves:
  Life.................................................      10,061       8,681
  Accident and health..................................      32,334      37,466
 Guaranteed interest contracts.........................   1,183,833         --
 Other policyholders' funds............................     179,557     172,774
 Remittances and items not allocated...................     332,961      33,020
 Asset valuation reserve...............................     106,192     103,193
 Interest maintenance reserve..........................      16,693      36,120
 Net short-term notes payable to affiliates............       6,200     144,500
 Other liabilities.....................................     101,705      70,717
 Provision for reinsurance in unauthorized companies...         495         --
 Federal income taxes payable..........................       3,288         --
 Payable for securities................................      24,482      15,136
 Payable to affiliates.................................         --       11,517
 Separate account liabilities..........................   4,512,979   4,899,289
                                                        ----------- -----------
Total liabilities......................................  13,503,314  11,376,516
Commitments and contingencies (Note 10)
Capital and surplus:
 Common stock, $10 par value, 500,000 shares
  authorized, 266,000 issued and outstanding...........       2,660       2,660
 Paid-in surplus.......................................     254,282     154,282
 Unassigned surplus....................................     225,283     197,713
                                                        ----------- -----------
Total capital and surplus..............................     482,225     354,655
                                                        ----------- -----------
Total liabilities and capital and surplus.............. $13,985,539 $11,731,171
                                                        =========== ===========

See accompanying notes.

                           PFL Life Insurance Company

                   Statements of Operations--Statutory Basis
                             (Dollars in thousands)

                                                   Year ended December 31
                                                  2000       1999      1998
                                                ---------  --------- ---------
Revenues:
  Premiums and other considerations, net of
   reinsurance:
    Life......................................  $ 882,537  $ 227,510 $ 516,111
    Annuity and deposit funds.................  3,223,121  1,413,049   667,920
    Accident and health.......................    152,293    160,570   178,593
  Net investment income.......................    527,313    437,549   446,984
  Amortization of interest maintenance
   reserve....................................      3,867      7,588     8,656
  Commissions and expense allowances on
   reinsurance ceded..........................     26,942     24,741    32,781
  Separate account fee income.................     62,982     49,826    37,137
                                                ---------  --------- ---------
                                                4,879,055  2,320,833 1,888,182
Benefits and expenses:
  Benefits paid or provided for:
  Life and accident and health benefits.......    111,054    115,621   135,184
  Surrender benefits..........................  1,315,484  1,046,611   732,796
  Other benefits..............................    205,110    169,479   152,209
    Increase (decrease) in aggregate reserves
     for policies and contracts:
    Life......................................    556,724    195,606   473,158
    Annuity...................................    541,540    111,427  (278,665)
    Accident and health.......................     50,794     48,835    36,407
    Other.....................................      5,986     10,480    17,550
    Increase in liability for premium and
     other deposit funds......................  1,183,833        --        --
                                                ---------  --------- ---------
                                                3,970,525  1,698,059 1,268,639
Insurance expenses:
  Commissions.................................    196,101    167,146   136,569
  General insurance expenses..................     58,019     54,191    48,018
  Taxes, licenses and fees....................     26,740     12,382    19,166
  Net transfers to separate accounts..........    515,325    309,307   302,839
  Other expenses..............................        776        229     1,016
                                                ---------  --------- ---------
                                                  796,961    543,255   507,608
                                                ---------  --------- ---------
                                                4,767,486  2,241,314 1,776,247
                                                ---------  --------- ---------
Gain from operations before federal income tax
 expense and net realized capital gains
 (losses) on investments......................    111,569     79,519   111,935
Federal income tax expense....................     51,251     25,316    49,835
                                                ---------  --------- ---------
Gain from operations before net realized
 capital gains (losses) on investments........     60,318     54,203    62,100
Net realized capital gains (losses) on
 investments (net of related federal income
 taxes and amounts transferred to (from)
 interest maintenance reserve)................     (9,474)     6,365     3,398
                                                ---------  --------- ---------
Net income....................................  $  50,844  $  60,568 $  65,498
                                                =========  ========= =========

See accompanying notes.

                           PFL Life Insurance Company

         Statements of Changes in Capital and Surplus--Statutory Basis
                             (Dollars in thousands)

                                                                       Total
                                         Common Paid-in  Unassigned Capital and
                                         Stock  Surplus   Surplus     Surplus
                                         ------ -------- ---------- -----------
Balance at January 1, 1998.............. $2,660 $154,282  $272,420   $429,362
  Net income............................    --       --     65,498     65,498
  Change in net unrealized capital
   gains................................    --       --      4,504      4,504
  Change in non-admitted assets.........    --       --       (260)      (260)
  Change in asset valuation reserve.....    --       --    (21,763)   (21,763)
  Dividend to stockholder...............    --       --   (120,000)  (120,000)
  Change in provision for reinsurance in
   unauthorized companies...............    --       --      2,036      2,036
  Tax benefit on stock options
   exercised............................    --       --      2,476      2,476
  Change in surplus in separate
   accounts.............................    --       --        675        675
                                         ------ --------  --------   --------
Balance at December 31, 1998............  2,660  154,282   205,586    362,528
  Net income............................    --       --     60,568     60,568
  Change in net unrealized capital
   gains................................    --       --    (20,217)   (20,217)
  Change in non-admitted assets.........    --       --       (980)      (980)
  Change in asset valuation reserve.....    --       --    (11,605)   (11,605)
  Dividend to stockholder...............    --       --    (40,000)   (40,000)
  Tax benefit on stock options
   exercised............................    --       --      1,305      1,305
  Change in surplus in separate
   accounts.............................    --       --        245        245
  Settlement of prior period tax returns
   and other tax-related adjustments....    --       --      2,811      2,811
                                         ------ --------  --------   --------
Balance at December 31, 1999............  2,660  154,282   197,713    354,655
  Net income............................    --       --     50,844     50,844
  Change in net unrealized capital
   gains................................    --       --    (19,784)   (19,784)
  Change in non-admitted assets.........    --       --     (1,210)    (1,210)
  Change in asset valuation reserve.....    --       --     (2,999)    (2,999)
  Tax benefit on stock options
   exercised............................    --       --      1,438      1,438
  Change in surplus in separate
   accounts.............................    --       --       (224)      (224)
  Change in provision for reinsurance in
   unauthorized companies...............    --       --       (495)      (495)
  Capital contribution..................    --   100,000       --     100,000
                                         ------ --------  --------   --------
Balance at December 31, 2000............ $2,660 $254,282  $225,283   $482,225
                                         ====== ========  ========   ========

See accompanying notes.

                           PFL Life Insurance Company

                    Statements of Cash Flow--Statutory Basis
                             (Dollars in thousands)

                                               Year ended December 31
                                            2000         1999         1998
                                         -----------  -----------  -----------
Operating activities
Premiums and other considerations, net
 of reinsurance........................  $ 4,285,644  $ 1,830,365  $ 1,396,428
Net investment income..................      508,646      441,737      469,246
Life and accident and health claims....     (114,001)    (124,178)    (138,249)
Surrender benefits and other fund
 withdrawals...........................   (1,315,484)  (1,046,611)    (732,796)
Other benefits to policyholders........     (205,100)    (169,476)    (152,167)
Commissions, other expenses and other
 taxes.................................     (267,778)    (238,192)    (197,135)
Net transfers to separate accounts.....     (477,575)    (280,923)    (276,375)
Federal income taxes...................      (45,190)     (24,709)     (72,176)
Other, net.............................      230,529      (23,047)     (93,095)
                                         -----------  -----------  -----------
Net cash provided by operating
 activities............................    2,599,691      364,966      203,681
Investing activities
Proceeds from investments sold, matured
 or repaid:
  Bonds and preferred stocks...........    4,817,508    3,283,038    3,347,174
  Common stocks........................       50,953       60,293       34,564
  Mortgage loans on real estate........      129,336      158,739      192,210
  Real estate..........................        2,042       13,367        5,624
  Policy loans.........................        2,300          186          --
  Other................................       14,366        6,133        7,210
                                         -----------  -----------  -----------
                                           5,016,505    3,521,756    3,586,782
Cost of investments acquired:
  Bonds and preferred stocks...........   (6,989,279)  (3,398,158)  (3,251,822)
  Common stocks........................      (54,697)     (76,200)     (36,379)
  Mortgage loans on real estate........     (372,757)    (480,750)    (257,039)
  Real estate..........................         (149)      (7,568)     (11,458)
  Policy loans.........................          --           --        (2,922)
  Other................................     (116,485)     (48,719)     (44,514)
                                         -----------  -----------  -----------
                                          (7,533,367)  (4,011,395)  (3,604,134)
                                         -----------  -----------  -----------
Net cash used in investing activities..   (2,516,862)    (489,639)     (17,352)
Financing activities
Issuance (repayment) of short-term
 intercompany notes payable............     (138,300)     135,079       (6,979)
Capital contribution...................      100,000          --           --
Dividends to stockholder...............          --       (40,000)    (120,000)
                                         -----------  -----------  -----------
Net cash provided by (used in)
 financing activities..................      (38,300)      95,079     (126,979)
                                         -----------  -----------  -----------
Increase (decrease) in cash and short-
 term investments......................       44,529      (29,594)      59,350
Cash and short-term investments at
 beginning of year.....................       53,695       83,289       23,939
                                         -----------  -----------  -----------
Cash and short-term investments at end
 of year...............................  $    98,224  $    53,695  $    83,289
                                         ===========  ===========  ===========

See accompanying notes.

                           PFL Life Insurance Company

                 Notes to Financial Statements--Statutory Basis
                             (Dollars in thousands)

                               December 31, 2000

1. Organization and Summary of Significant Accounting Policies

Organization

PFL Life Insurance Company ("the Company") is a stock life insurance company and is a wholly-owned subsidiary of First AUSA Life Insurance Company ("First AUSA"), which, in turn, is a wholly-owned subsidiary of AEGON USA, Inc. ("AEGON"). AEGON is an indirect wholly-owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

Effective March 1, 2001, the Company intends to change its name to Transamerica Life Insurance Company.

Nature of Business

The Company sells individual non-participating whole life, endowment and term contracts, as well as a broad line of single fixed and flexible premium annuity products and guaranteed interest contracts. In addition, the Company offers group life, universal life, and individual and specialty health coverages. The Company is licensed in 49 states and the District of Columbia and Guam. Sales of the Company's products are primarily through the Company's agents and financial institutions.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Significant estimates and assumptions are utilized in the calculation of aggregate policy reserves, policy and contract claim reserves, guaranty fund assessment accruals and valuation allowances on investments. It is reasonably possible that actual experience could differ from the estimates and assumptions utilized which could have a material impact on the financial statements.

The accompanying financial statements have been prepared on the basis of accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa ("Insurance Department"), which practices differ in some respects from accounting principles generally accepted in the United States. The more significant of these differences are as follows:
(a) bonds are generally reported at amortized cost rather than segregating the portfolio into held-to-maturity (reported at amortized cost), available-for-sale (reported at fair value), and trading (reported at fair value) classifications; (b) acquisition costs of acquiring new business are charged to current operations as incurred rather than deferred and amortized over the life of the policies or over the expected gross profit stream; (c) policy reserves on traditional life products are based on statutory mortality rates and interest which may differ from reserves based on reasonable assumptions of expected mortality, interest, and withdrawals which include a provision for possible unfavorable deviation from such assumptions; (d) policy reserves on certain investment products use discounting methodologies based on statutory interest rates rather than full account values; (e) reinsurance amounts are netted against the corresponding asset or liability rather than shown as gross amounts on the balance sheet; (f) deferred income taxes are not provided for the difference between the financial statement and income tax bases of assets and liabilities; (g) net realized gains or losses attributed to changes in the level of interest rates in the market are deferred and amortized over the remaining life of the bond or mortgage loan, rather than recognized as gains or losses in the

                           PFL Life Insurance Company

                             (Dollars in thousands)


1. Organization and Summary of Significant Accounting Policies (continued)

statement of operations when the sale is completed; (h) potential declines in the estimated realizable value of investments are provided for through the establishment of a formula-determined statutory investment reserve (reported as a liability), changes to which are charged directly to surplus, rather than through recognition in the statement of operations for declines in value, when such declines are judged to be other than temporary; (i) certain assets designated as "non-admitted assets" have been charged to surplus rather than being reported as assets; (j) revenues for universal life and investment products consist of premiums received rather than policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed; (k) pension expense is recorded as amounts are paid; (l) adjustments to federal income taxes of prior years are charged or credited directly to unassigned surplus, rather than reported as a component of expense in the statement of operations; and (m) a liability is established for "unauthorized reinsurers" and changes in this liability are charged or credited directly to unassigned surplus. The effects of these variances have not been determined by the Company but are presumed to be material.

The National Association of Insurance Commissioners ("NAIC") has revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual will be effective January 1, 2001. The State of Iowa has adopted the provisions of the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. The cumulative effect of changes in accounting principles adopted to conform to the revised Accounting Practices and Procedures Manual will be reported as an adjustment to surplus as of January 1, 2001. Management believes the effect of these changes will not result in a significant reduction in the Company's statutory-basis capital and surplus as of adoption.

Cash and Short-Term Investments

For purposes of the statements of cash flow, the Company considers all highly liquid investments with remaining maturity of one year or less when purchased to be short-term investments.

Investments

Investments in bonds (except those to which the Securities Valuation Office of the NAIC has ascribed a value), mortgage loans on real estate and short-term investments are reported at cost adjusted for amortization of premiums and accretion of discounts. Amortization is computed using methods which result in a level yield over the expected life of the investment. The Company reviews its prepayment assumptions on mortgage and other asset-backed securities at regular intervals and adjusts amortization rates retrospectively when such assumptions are changed due to experience and/or expected future patterns. Investments in preferred stocks in good standing are reported at cost. Investments in preferred stocks not in good standing are reported at the lower of cost or market. Common stocks of unaffiliated and affiliated companies, which includes shares of mutual funds and real estate investment trusts, are carried at market value. Real estate is reported at cost less allowances for depreciation. Depreciation is computed principally by the straight-line method. Policy loans are reported at unpaid principal. Other invested assets consist principally of investments in various joint ventures and limited partnerships and are recorded at equity in underlying net assets. Other "admitted assets" are valued, principally at cost, as required or permitted by Iowa Insurance Laws.

                           PFL Life Insurance Company

                             (Dollars in thousands)


1. Organization and Summary of Significant Accounting Policies (continued)

Net realized capital gains and losses are determined on the basis of specific identification and are recorded net of related federal income taxes. The Asset Valuation Reserve ("AVR") is established by the Company to provide for potential losses in the event of default by issuers of certain invested assets. These amounts are determined using a formula prescribed by the NAIC and are reported as a liability. The formula for the AVR provides for a corresponding adjustment for realized gains and losses. Under a formula prescribed by the NAIC, the Company defers, in the Interest Maintenance Reserve ("IMR"), the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the security.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or on real estate where rent is in arrears for more than three months. Further, income is not accrued when collection is uncertain. During 2000, 1999 and 1998, the Company excluded investment income due and accrued of $6,584, $530 and $102, respectively, with respect to such practices.

The Company uses interest rate swaps as part of its overall interest rate risk management strategy for certain life insurance and annuity products. The Company has entered into several interest rate swap contracts to modify the interest rate characteristics of the underlying liabilities. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

The Company has entered into interest rate cap agreements to hedge the exposure of changing interest rates. The cash flows from the interest rate caps will help offset losses that might occur from changes in interest rates. The cost of such agreement is included in interest expense ratably during the life of the agreement. Income received as a result of the cap agreement will be recognized in investment income as earned. The unamortized cost of the agreement is included in other invested assets.

Aggregate Policy Reserves

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables based on statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum required by law.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958 and 1980 Commissioners' Standard Ordinary Mortality and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.00 percent and are computed principally on the Net Level Premium Valuation and the Commissioners' Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioners' Reserve Valuation Method.

Deferred annuity reserves are calculated according to the Commissioners' Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with life contingencies are equal to

                           PFL Life Insurance Company

                             (Dollars in thousands)


1. Organization and Summary of Significant Accounting Policies (continued)

the present value of future payments assuming interest rates ranging from 3.50 to 8.75 percent and mortality rates, where appropriate, from a variety of tables.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required midterminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the statement date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Guaranteed Interest Contracts

The Company's guaranteed interest contracts ("GICs") consist of three types. One type is guaranteed as to principal along with interest guarantees based upon predetermined indices. The second type guarantees principal and interest but also includes a penalty if the contract is surrendered early. The third type guarantees principal and interest and is non-surrenderable before the fixed maturity date. Policy reserves on the GICs are determined following the retrospective deposit method and consist of contract values that accrue to the benefit of the policyholder.

Separate Accounts

Assets held in trust for purchases of variable annuity contracts and the Company's corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at market. Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The separate accounts do not have any minimum guarantees and the investment risks associated with market value changes are borne entirely by the contract owners. The Company received variable contract premiums of $843,530, $486,282 and $345,319 in 2000, 1999 and 1998,
respectively. All variable account contracts are subject to discretionary withdrawal by the contract owner at the market value of the underlying assets less the current surrender charge.

Stock Option Plan

AEGON N.V. sponsors a stock option plan that includes eligible employees of the Company. Pursuant to the plan, the option price at the date of grant is equal to the market value of the stock. Under statutory accounting principles, the Company does not record any expense related to this plan. However, the Company is allowed to record a deduction in the consolidated tax return filed by the Company and certain affiliates. The tax benefit of this deduction has been credited directly to surplus.

                           PFL Life Insurance Company

                             (Dollars in thousands)


1. Organization and Summary of Significant Accounting Policies (continued)

Reclassifications

Certain reclassifications have been made to the 1999 and 1998 financial statements to conform to the 2000 presentation.

2. Fair Values of Financial Instruments

Statement of Financial Accounting Standard ("SFAS") No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the statutory-basis balance sheet, for which it is practicable to estimate that value. SFAS No. 119, Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments, requires additional disclosure about derivatives. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 and No. 119 exclude certain financial instruments and all nonfinancial instruments from their disclosure requirements and allow companies to forego the disclosures when those estimates can only be made at excessive cost. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

  Cash and short-term investments: The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

  Investment securities: Fair values for fixed maturity securities (including redeemable preferred stocks) are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. The fair values for equity securities, including affiliated mutual funds and real estate investment trusts, are based on quoted market prices.

  Mortgage loans and policy loans: The fair values for mortgage loans are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans. The fair value of policy loans is assumed to equal their carrying amount.

  Investment contracts: Fair values for the Company's liabilities under investment-type insurance contracts, which include guaranteed interest contracts, are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

  Interest rate caps and interest rate swaps: Estimated fair value of interest rate caps are based upon the latest quoted market price. Estimated fair value of interest rate swaps are based upon the pricing differential for similar swap agreements. The related carrying value of these items is included with other invested assets.

                           PFL Life Insurance Company

                             (Dollars in thousands)


2. Fair Values of Financial Instruments (continued)

  Net short-term notes payable to affiliates: The fair values for short-term notes payable to affiliates are assumed to equal their carrying amount.

Fair values for the Company's insurance contracts other than investment contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

The following sets forth a comparison of the fair values and carrying amounts of the Company's financial instruments subject to the provisions of SFAS No. 107 and No. 119:

                                                   December 31
                                           2000                   1999
                                   ---------------------  ---------------------
                                    Carrying               Carrying
                                     Amount   Fair Value    Amount   Fair Value
                                   ---------- ----------  ---------- ----------
Admitted assets
Cash and short-term investments..  $   98,224 $   98,224  $   53,695 $   53,695
Bonds............................   7,009,825  7,014,991   4,892,156  4,757,325
Preferred stocks.................      19,987     18,214      17,074     15,437
Common stocks....................      84,736     84,736      71,658     71,658
Affiliated common stock..........       3,781      3,781       6,764      6,764
Mortgage loans on real estate....   1,585,896  1,628,936   1,339,202  1,299,160
Policy loans.....................      57,571     57,571      59,871     59,871
Interest rate cap................       3,224         49       4,959      1,784
Interest rate swaps..............       3,875    (14,777)      8,134     10,609
Separate account assets..........   4,519,029  4,519,029   4,905,374  4,905,374
Liabilities
Investment contract liabilities..   5,937,734  5,848,592   4,207,369  4,059,842
Separate account liabilities.....   4,070,462  3,986,122   4,377,676  4,212,615
Net short-term notes payable to
 affiliates......................       6,200      6,200     144,500    144,500

                           PFL Life Insurance Company

                             (Dollars in thousands)


3. Investments

The carrying amounts and estimated fair values of investments in debt securities were as follows:

                                                 Gross      Gross
                                     Carrying  Unrealized Unrealized Estimated
                                      Amount     Gains      Losses   Fair Value
                                    ---------- ---------- ---------- ----------
December 31, 2000
Bonds:
  United States Government and
   agencies........................ $   88,108  $  1,121   $  1,044  $   88,185
  State, municipal and other
   government......................    239,700     8,954      9,465     239,189
  Public utilities.................    573,870     9,149      4,213     578,806
  Industrial and miscellaneous.....  2,945,326    63,181     73,026   2,935,481
  Mortgage and other asset-backed
   securities......................  3,162,821    43,092     32,583   3,173,330
                                    ----------  --------   --------  ----------
                                     7,009,825   125,497    120,331   7,014,991
Preferred stocks...................     19,987        14      1,787      18,214
                                    ----------  --------   --------  ----------
                                    $7,029,812  $125,511   $122,118  $7,033,205
                                    ==========  ========   ========  ==========
December 31, 1999
Bonds:
  United States Government and
   agencies........................ $  141,390  $    142   $  4,520  $  137,012
  State, municipal and other
   government......................    137,745     5,168      1,627     141,286
  Public utilities.................    219,791     1,148      6,777     214,162
  Industrial and miscellaneous.....  2,078,145    20,042     84,919   2,013,268
  Mortgage and other asset-backed
   securities......................  2,315,085    24,214     87,702   2,251,597
                                    ----------  --------   --------  ----------
                                     4,892,156    50,714    185,545   4,757,325
Preferred stocks...................     17,074         2      1,639      15,437
                                    ----------  --------   --------  ----------
                                    $4,909,230  $ 50,716   $187,184  $4,772,762
                                    ==========  ========   ========  ==========

The carrying amounts and estimated fair values of bonds at December 31, 2000, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                           Carrying  Estimated
                                                            Amount   Fair Value
                                                          ---------- ----------
   Due in one year or less............................... $  210,119 $  210,949
   Due after one year through five years.................  1,945,813  1,945,148
   Due after five years through ten years................  1,075,232  1,070,680
   Due after ten years...................................    615,840    614,884
                                                          ---------- ----------
                                                           3,847,004  3,841,661
   Mortgage and other asset-backed securities............  3,162,821  3,173,330
                                                          ---------- ----------
                                                          $7,009,825 $7,014,991
                                                          ========== ==========

                           PFL Life Insurance Company

                             (Dollars in thousands)


3. Investments (continued)

A detail of net investment income is presented below:

                                                       Year ended December 31
                                                       2000     1999     1998
                                                     -------- -------- --------
   Interest on bonds and preferred stock............ $421,931 $347,639 $374,478
   Dividends on equity investments..................      644      734    1,357
   Interest on mortgage loans.......................  111,356   92,325   77,960
   Rental income on real estate.....................    8,070    7,322    6,553
   Interest on policy loans.........................    4,248    4,141    4,080
   Other investment income..........................    4,549    7,978    2,576
                                                     -------- -------- --------
   Gross investment income..........................  550,798  460,139  467,004
   Less investment expenses.........................   23,485   22,590   20,020
                                                     -------- -------- --------
   Net investment income............................ $527,313 $437,549 $446,984
                                                     ======== ======== ========

Proceeds from sales and maturities of debt securities and related gross realized gains and losses were as follows:

                                                  Year ended December 31
                                                2000        1999        1998
                                             ----------  ----------  ----------
   Proceeds................................. $4,817,508  $3,283,038  $3,347,174
                                             ==========  ==========  ==========
   Gross realized gains..................... $   24,440  $   21,171  $   48,760
   Gross realized losses....................    (55,422)    (32,259)     (8,072)
                                             ----------  ----------  ----------
   Net realized gains (losses).............. $  (30,982) $  (11,088) $   40,688
                                             ==========  ==========  ==========

At December 31, 2000, investments with an aggregate carrying value of $59,986 were on deposit with regulatory authorities or were restrictively held in bank custodial accounts for the benefit of such regulatory authorities as required by statute.

                           PFL Life Insurance Company

                             (Dollars in thousands)


3. Investments (continued)

Realized investment gains (losses) and changes in unrealized gains (losses) for investments are summarized below:

                                                          Realized
                                                   Year ended December 31
                                                   2000      1999      1998
                                                 --------  --------  --------
   Debt securities.............................. $(30,982) $(11,088) $ 40,688
   Equity securities............................    5,551    11,433      (879)
   Mortgage loans on real estate................    2,659     4,661    12,637
   Real estate..................................      220       900     3,176
   Short-term investments.......................        9    (1,407)    1,533
   Other invested assets........................   (7,690)      534    (2,523)
                                                 --------  --------  --------
                                                  (30,233)    5,033    54,632
   Tax effect...................................    5,199    (5,535)  (22,290)
   Transfer from (to) interest maintenance
    reserve.....................................   15,560     6,867   (28,944)
                                                 --------  --------  --------
   Net realized gains (losses).................. $ (9,474) $  6,365  $  3,398
                                                 ========  ========  ========
                                                    Change in Unrealized
                                                   Year ended December 31
                                                   2000      1999      1998
                                                 --------  --------  --------
   Bonds........................................ $(20,789) $(12,711) $   (836)
   Preferred stocks.............................      (93)   (2,753)      --
   Common stocks................................      800    (3,980)    3,751
   Mortgage loans...............................      296      (147)     (150)
   Other invested assets........................      183      (626)    1,739
   Real estate..................................     (181)      --        --
                                                 --------  --------  --------
   Change in unrealized......................... $(19,784) $(20,217) $  4,504
                                                 ========  ========  ========

Gross unrealized gains and gross unrealized losses on common stocks are as follows:

                                                                 December 31
                                                                2000     1999
                                                               -------  -------
   Unrealized gains........................................... $11,387  $11,369
   Unrealized losses..........................................  (1,792)  (5,078)
                                                               -------  -------
   Net unrealized gains....................................... $ 9,595  $ 6,291
                                                               =======  =======

During 2000, the Company issued mortgage loans with interest rates ranging from 7.73% to 9.43%. The maximum percentage of any one mortgage loan to the value of the underlying real estate at origination was 80%. Mortgage loans with a carrying value of $1,450 were non-income producing for the previous twelve months. Accrued interest of $158 related to these mortgage loans was excluded from investment income. The Company requires all mortgaged properties to carry fire insurance equal to the value of the underlying property.

                           PFL Life Insurance Company

                             (Dollars in thousands)


3. Investments (continued)

At December 31, 2000 and 1999, the Company held a mortgage loan loss reserve in the asset valuation reserve of $18,139 and $15,173, respectively. The mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

       Geographic Distribution


                         December 31
                         2000   1999
                         -----  -----
South Atlantic..........    26%    27%
Pacific.................    22     18
E. North Central........    14     17
Middle Atlantic.........    12     15
Mountain................    11      9
W. South Central........     6      6
W. North Central........     4      4
E. South Central........     2      3
New England.............     3      1

        Property Type Distribution

                         December 31
                         2000   1999
                         -----  -----
Office..................    40%    39%
Retail..................    24     28
Industrial..............    21     18
Apartment...............    10     11
Other...................     5      4

At December 31, 2000, the Company had no investments (excluding U. S. Government guaranteed or insured issues) which individually represented more than ten percent of capital and surplus and the asset valuation reserve, collectively.

The Company utilizes a variety of off-balance sheet financial instruments as part of its efforts to hedge and manage fluctuations in the market value of its investment portfolio attributable to changes in general interest rate levels and to manage duration mismatch of assets and liabilities. These instruments include interest rate swaps and caps. All involve elements of credit and market risks in excess of the amounts recognized in the accompanying financial statements at a given point in time. The contract or notional amounts of those instruments reflect the extent of involvement in the various types of financial instruments.

Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process. Interest rate swaps are used to modify the interest rate characteristics of the underlying liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating-rate interest amounts based upon an underlying notional amount. Generally, no cash is exchanged at the outset of the swap contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date.

The Company owns an interest rate cap to hedge against a rising interest rate environment. The cash flows from the interest rate cap will help offset losses that might occur from disintermediation resulting from a rise in interest rates. The cap is designed to hedge against a sharp rise in interest rates during the period beginning two years from entering into the contract through the seventh year. If this event occurs, the cap will provide cash flow to offset the lower spread anticipated on in force liabilities during such an environment. A lower spread on in force business is anticipated due to increases in crediting rates (intended to prevent lapses), before the yield on existing assts rises by a commensurate amount. The counterparty is required to provide quarterly financial statements for the Company's review. The market value of the contract is monitored on a timely basis and the credit exposure is measured by the fair value (market value) of the contract at the reporting date.

                           PFL Life Insurance Company

                             (Dollars in thousands)


3. Investments (continued)

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit ratings. The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. This exposure includes settlement risk (risk that the counterparty defaults after the Company has delivered funds or securities under the terms of the contract) which results in an accounting loss and replacement cost risk (cost to replace the contract at current market rates should the counterparty default prior to the settlement date). There is no off-balance sheet exposure to credit risk that would result in an immediate accounting loss (settlement risk) associated with counterparty nonperformance on interest rate swap agreements. Interest rate swap agreements are subject to replacement cost risk, which equals the cost to replace those contracts in a net gain position should a counterparty default. These instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable.

At December 31, 2000 and 1999, the Company's outstanding financial instruments with on and off-balance sheet risks, shown in notional amounts, are summarized as follows:

                                                               Notional Amount
                                                                2000     1999
                                                              -------- --------
   Derivative securities:
     Interest rate swaps:
       Receive fixed--pay floating........................... $451,770 $115,000
       Receive floating--pay fixed...........................  596,388   64,017
       Receive floating (uncapped)--pay floating (capped)....   32,593   41,617
       Receive floating (LIBOR)--pay floating (S&P)..........  345,000   60,000
     Interest rate cap agreements............................  518,515  500,000

4. Reinsurance

The Company reinsures portions of risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Reinsurance assumption and cession treaties are transacted primarily with affiliates. Premiums earned reflect the following reinsurance assumed and ceded amounts:

                                                  Year ended December 31
                                                2000        1999        1998
                                             ----------  ----------  ----------
   Direct premiums.......................... $3,205,023  $1,942,716  $1,533,822
   Reinsurance assumed......................  1,177,833       2,723       2,366
   Reinsurance ceded........................   (124,905)   (144,310)   (173,564)
                                             ----------  ----------  ----------
   Net premiums earned...................... $4,257,951  $1,801,129  $1,362,624
                                             ==========  ==========  ==========

                           PFL Life Insurance Company

                             (Dollars in thousands)


4. Reinsurance (continued)

The Company received reinsurance recoveries in the amount of $123,039, $139,138 and $173,297 during 2000, 1999 and 1998, respectively. At December 31, 2000 and 1999, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $28,080 and $35,511, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2000 and 1999 of $1,564,867 and $1,922,322, respectively.

At December 31, 2000, amounts recoverable from unauthorized reinsurers of $30,948 (1999--$39,996) and reserve credits for reinsurance ceded of $85,163 (1999--$50,846) were associated with a single reinsurer and its affiliates. The Company holds collateral under these reinsurance agreements in the form of trust agreements totaling $118,865 at December 31, 2000, that can be drawn on for amounts that remain unpaid for more than 120 days.

5. Income Taxes

For federal income tax purposes, the Company joins in a consolidated tax return filing with certain affiliated companies. Under the terms of a tax-sharing agreement between the Company and its affiliates, the Company computes federal income tax expense as if it were filing a separate income tax return, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Additionally, the alternative minimum tax is computed for the consolidated group and the resulting tax, if any, is allocated back to the separate companies on the basis of the separate companies' alternative minimum taxable income.

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to gain from operations before federal income tax expense and net realized capital gains (losses) on investments for the following reasons:

                                                     Year ended December 31
                                                      2000     1999     1998
                                                     -------  -------  -------
   Computed tax at federal statutory rate (35%)..... $39,049  $27,832  $39,177
   IMR amortization.................................  (1,353)  (2,656)  (3,030)
   Tax reserve adjustment...........................   2,569    1,390      607
   Excess tax depreciation..........................    (207)    (219)    (223)
   Deferred acquisition costs--tax basis............  24,629    5,979   11,827
   Prior year under (over) accrual..................  (3,947)  (3,492)   1,750
   Dividend received deduction......................  (1,802)  (1,666)  (1,053)
   Low income housing credits.......................  (4,328)     --       --
   Other items--net.................................  (3,359)  (1,852)     780
                                                     -------  -------  -------
   Federal income tax expense....................... $51,251  $25,316  $49,835
                                                     =======  =======  =======

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to realized gains (losses) due to the differences in book and tax asset bases at the time certain investments are sold.

                           PFL Life Insurance Company

                             (Dollars in thousands)


5. Income Taxes (continued)

Prior to 1984, as provided for under the Life Insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation but was accumulated for income tax purposes in a memorandum account referred to as the policyholders' surplus account. No federal income taxes have been provided for in the financial statements on income deferred in the policyholders' surplus account ($20,387 at December 31, 2000). To the extent dividends are paid from the amount accumulated in the policyholders' surplus account, net earnings would be reduced by the amount of tax required to be paid. Should the entire amount in the policyholders' surplus account become taxable, the tax thereon computed at current rates would amount to approximately $7,135.

The Company's federal income tax returns have been examined and closing agreements have been executed with the Internal Revenue Service through 1992. The examination field work for 1993 through 1995 has been completed and these years are under appeal. An examination is underway for years 1996 through 1997.

6. Policy and Contract Attributes

A portion of the Company's policy reserves and other policyholders' funds (including separate account liabilities) relate to liabilities established on a variety of the Company's annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, are summarized as follows:

                                                      December 31
                                               2000                1999
                                        ------------------- -------------------
                                                    Percent             Percent
                                                      of                  of
                                          Amount     Total    Amount     Total
                                        ----------- ------- ----------- -------
   Subject to discretionary withdrawal
    with market value adjustment....... $   221,151     2%  $   114,544     1%
   Subject to discretionary withdrawal
    at book value less surrender
    charge.............................   1,635,769    14       828,490     8
   Subject to discretionary withdrawal
    at market value....................   4,006,227    34     4,313,445    41
   Subject to discretionary withdrawal
    at book value (minimal or no
    charges or adjustments)............   4,279,843    37     5,021,762    48
   Not subject to discretionary
    withdrawal provision...............   1,453,732    13       248,444     2
                                        -----------   ---   -----------   ---
                                         11,596,722   100    10,526,685   100%
   Less reinsurance ceded..............   1,504,445           1,863,810
                                        -----------         -----------
   Total policy reserves on annuities
    and deposit fund liabilities....... $10,092,277         $ 8,662,875
                                        ===========         ===========

                           PFL Life Insurance Company

                             (Dollars in thousands)


6. Policy and Contract Attributes (continued)

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

                                                 Year ended December 31
                                                2000       1999       1998
                                              ---------  ---------  --------
   Transfers as reported in the summary of
    operations of the separate accounts
    statement:
     Transfers to separate accounts.......... $ 843,530  $ 486,282  $345,319
     Transfers from separate accounts........  (325,645)  (175,822)  (42,671)
                                              ---------  ---------  --------
   Net transfers to separate accounts........   517,885    310,460   302,648
   Miscellaneous reconciling adjustments.....    (2,560)    (1,153)      191
                                              ---------  ---------  --------
   Transfers as reported in the summary of
    operations of the life, accident and
    health annual statement.................. $ 515,325  $ 309,307  $302,839
                                              =========  =========  ========

Reserves on the Company's traditional life products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policy's paid-through date to the policy's next anniversary date. At December 31, 2000 and 1999, these assets (which are reported as premiums deferred and uncollected) and the amounts of the related gross premiums and loadings, are as follows:

                                                       Gross   Loading    Net
                                                      -------  -------  -------
   December 31, 2000
   Life and annuity:
     Ordinary direct first year business............. $ 2,763  $1,854   $   909
     Ordinary direct renewal business................  20,180   6,063    14,117
     Group life direct business......................     319     152       167
     Reinsurance ceded...............................  (1,088)    --     (1,088)
                                                      -------  ------   -------
                                                       22,174   8,069    14,105
   Accident and health:
     Direct..........................................     151     --        151
     Reinsurance ceded...............................     (21)    --        (21)
                                                      -------  ------   -------
   Total accident and health.........................     130     --        130
                                                      -------  ------   -------
                                                      $22,304  $8,069   $14,235
                                                      =======  ======   =======
   December 31, 1999
   Life and annuity:
     Ordinary direct first year business............. $ 2,823  $2,085   $   738
     Ordinary direct renewal business................  20,950   6,289    14,661
     Group life direct business......................     638     243       395
     Reinsurance ceded...............................  (1,269)    (16)   (1,253)
                                                      -------  ------   -------
                                                       23,142   8,601    14,541
   Accident and health:
     Direct..........................................     138     --        138
     Reinsurance ceded...............................     (23)    --        (23)
                                                      -------  ------   -------
   Total accident and health.........................     115     --        115
                                                      -------  ------   -------
                                                      $23,257  $8,601   $14,656
                                                      =======  ======   =======

                           PFL Life Insurance Company

                             (Dollars in thousands)


6. Policy and Contract Attributes (continued)

At December 31, 2000 and 1999, the Company had insurance in force aggregating $48,824 and $41,720, respectively, in which the gross premiums are less than the net premiums required by the standard valuation standards established by the Insurance Division, Department of Commerce, of the State of Iowa. The Company established policy reserves of $1,227 and $871 to cover these deficiencies at December 31, 2000 and 1999, respectively.

7. Dividend Restrictions

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its parent company. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of statutory capital and surplus as of the preceding December 31, or (b) statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2001, without the prior approval of insurance regulatory authorities, is $60,319.

The Company paid dividends to its parent of $40,000 and $120,000 in 1999 and 1998, respectively.

8. Retirement and Compensation Plans

The Company's employees participate in a qualified benefit pension plan sponsored by AEGON. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from AEGON. The pension expense is allocated among the participating companies based on the SFAS No. 87 expense as a percent of salaries. The benefits are based on years of service and the employee's compensation during the highest five consecutive years of employment. Pension expense aggregated $457, $408 and $380 for the years ended December 31, 2000, 1999 and 1998, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974.

The Company's employees also participate in a contributory defined contribution plan sponsored by AEGON which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements, are participants of the plan. Participants may elect to contribute up to fifteen percent of their salary to the plan. The Company will match an amount up to three percent of the participant's salary. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974. Expense related to this plan was $310, $267 and $233 for the years ended December 31, 2000, 1999 and 1998, respectively.

AEGON sponsors supplemental retirement plans to provide the Company's senior management with benefits in excess of normal pension benefits. The plans are noncontributory, and benefits are based on years of service and the employee's compensation level. The plans are unfunded and nonqualified under the Internal Revenue Service Code. In addition, AEGON has established incentive deferred compensation plans for certain key employees of the Company. The Company's allocation of expense for these plans for each of the years ended December 31, 2000, 1999 and 1998 was negligible. AEGON also sponsors an employee stock option plan for individuals employed at least

                           PFL Life Insurance Company

                             (Dollars in thousands)


8. Retirement and Compensation Plans (continued)

three years and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued or funded as deemed appropriate by management of AEGON and the Company.

In addition to pension benefits, the Company participates in plans sponsored by AEGON that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $41, $28 and $62 for the years ended December 31, 2000, 1999 and 1998, respectively.

9. Related Party Transactions

The Company shares certain offices, employees and general expenses with affiliated companies.

The Company receives data processing, investment advisory and management, marketing and administration services from certain affiliates. During 2000, 1999 and 1998, the Company paid $21,115, $19,983 and $18,706, respectively, for these services, which approximates their costs to the affiliates.

Payables to affiliates bear interest at the thirty-day commercial paper rate of 6.40% at December 31, 2000. During 2000, 1999 and 1998, the Company paid net interest of $1,234, $1,994 and $1,491, respectively, to affiliates.

During 2000, the Company received a capital contribution of $100,000 in cash from its parent.

At December 31, 2000 and 1999, the Company has net short-term notes payable to an affiliate of $6,200 and $144,500, respectively. At December 31, 2000, this consists of short-term notes receivable from affiliates of $99,800 and short-term notes payable to affiliates of $106,000. At December 31, 1999, this consists of short-term notes receivable from affiliates of $21,300 and short-term notes payable to affiliates of $165,800. Interest on these notes accrues at rates ranging from 6.48% to 6.52% at December 31, 2000 and 4.85% to 5.90% at December 31, 1999.

During 1998, the Company issued life insurance policies to certain affiliated companies, covering the lives of certain employees of those affiliates. Premiums of $174,000 related to these policies were recognized during 1998, and aggregate reserves for policies and contracts are $199,491 and $190,299 at December 31, 2000 and 1999, respectively.

10. Commitments and Contingencies

The Company has issued Trust (synthetic) GIC contracts to plan sponsors totaling $311,477 and $374,124 at December 31, 2000 and 1999, respectively, pursuant to terms under which the plan sponsor retains ownership of the assets related to these contracts. The Company guarantees to provide benefit responsiveness in the event that plan benefit requests and other contractual commitments exceed plan cash flows. The plan sponsor agrees to reimburse the Company for such benefit payments with interest, either at a fixed or floating rate, from future plan and asset cash flows. In return for this guarantee, the Company receives a premium which varies based on such

                           PFL Life Insurance Company

                             (Dollars in thousands)


10. Commitments and Contingencies (continued)

elements as benefit responsive exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow matching. Funding requirements to date have been minimal and management does not anticipate any future material funding requirements that would have a material effect on reported financial results. The assets relating to such contracts are not recognized in the Company's statutory-basis financial statements. A contract reserve has been established for the possibility of unexpected benefit payments at below market interest rates.

The Company may lend securities to approved broker and other parties to earn additional income. The Company receives collateral against the loaned securities and maintains collateral in an amount not less than 100% of the market value of the loaned securities during the period of the loan. The market value of loaned securities is determined at the close of business and any additional required collateral is delivered to the Company on the next business day. Although risk is mitigated by collateral, the account could experience a delay in recovering its securities and possible loss of income or value if the borrower fails to return them. At December 31, 2000, the value of securities loaned amounted to $148,927.

The Company is a party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, in addition to contract liability, it is management's opinion, after consultation with counsel and a review of available facts, that damages arising from such demands will not be material to the Company's financial position.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law; amounts available for future offsets are recorded as an asset on the Company's balance sheet. Potential future obligations for unknown insolvencies are not determinable by the Company. The future obligation has been based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. The Company has established a reserve of $20,188 and $19,662 and an offsetting premium tax benefit of $7,429 and $7,429 at December 31, 2000 and 1999, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense (benefit) was $1,134, $1,994 and $1,985 for the years ended December 31, 2000, 1999 and 1998, respectively.

                           PFL Life Insurance Company

                       Summary of Investments--Other Than
                         Investments in Related Parties

                             (Dollars in thousands)
                               December 31, 2000

SCHEDULE I

                                                                Amount at Which
                                                       Market    Shown in the
           Type of Investment              Cost(1)     Value     Balance Sheet
           ------------------             ---------- ---------- ---------------
Fixed maturities
Bonds:
  United States Government and government
   agencies and authorities.............. $   96,119 $   96,425   $   96,119
  States, municipalities and political
   subdivisions..........................    781,607    787,691      781,607
  Foreign governments....................    201,103    206,947      201,103
  Public utilities.......................    573,870    578,806      573,870
  All other corporate bonds..............  5,357,126  5,345,122    5,357,126
Redeemable preferred stock...............     19,987     18,215       19,987
                                          ---------- ----------   ----------
Total fixed maturities...................  7,029,812  7,033,206    7,029,812
Equity securities
Common stocks:
  Public utilities.......................      1,044      1,319        1,319
  Banks, trust and insurance.............      2,108      2,344        2,344
  Industrial, miscellaneous and all
   other.................................     71,989     81,073       81,073
                                          ---------- ----------   ----------
Total equity securities..................     75,141     84,736       84,736
Mortgage loans on real estate............  1,585,896               1,585,896
Real estate..............................     38,671                  38,671
Real estate acquired in satisfaction of
 debt....................................     15,599                  15,599
Policy loans.............................     57,571                  57,571
Other long-term investments..............    218,340                 218,340
Cash and short-term investments..........     98,224                  98,224
                                          ----------              ----------
Total investments........................ $9,119,254              $9,128,849
                                          ==========              ==========

--------
(1) Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.

                           PFL Life Insurance Company

                      Supplementary Insurance Information
                             (Dollars in thousands)

SCHEDULE III

                                              Future Policy          Policy and
                                              Benefits and  Unearned  Contract
                                                Expenses    Premiums Liabilities
                                              ------------- -------- -----------
Year ended December 31, 2000
Individual life..............................  $2,107,973   $   --     $ 9,993
Individual health............................     179,488    10,825     11,585
Group life and health........................     109,570     7,014     20,817
Annuity......................................   4,577,664       --         --
                                               ----------   -------    -------
                                               $6,974,695   $17,839    $42,395
                                               ==========   =======    =======
Year ended December 31, 1999
Individual life..............................  $1,550,188   $   --     $ 8,607
Individual health............................     133,214    10,311     10,452
Group life and health........................     105,035     8,604     27,088
Annuity......................................   4,036,751       --         --
                                               ----------   -------    -------
                                               $5,825,188   $18,915    $46,147
                                               ==========   =======    =======
Year ended December 31, 1998
Individual life..............................  $1,355,283   $   --     $ 8,976
Individual health............................      94,294     9,631     12,123
Group life and health........................      93,405    10,298     36,908
Annuity......................................   3,925,293       --         --
                                               ----------   -------    -------
                                               $5,468,275   $19,929    $58,007
                                               ==========   =======    =======

                           PFL Life Insurance Company

                      Supplementary Insurance Information
                             (Dollars in thousands)

SCHEDULE III

                                       Net      Benefits, Claims     Other
                          Premium   Investment     Losses and      Operating Premiums
                          Revenue    Income*   Settlement Expenses Expenses* Written
                         ---------- ---------- ------------------- --------- --------
Year ended December 31,
 2000
Individual life......... $  881,652  $132,477      $  649,924      $476,394  $    --
Individual health.......     88,222    14,132          71,399        39,427    88,000
Group life and health...     64,956    11,008          45,383        33,422    63,474
Annuity.................  3,223,121   369,696       3,203,819       247,718       --
                         ----------  --------      ----------      --------
                         $4,257,951  $527,313      $3,970,525      $796,961
                         ==========  ========      ==========      ========
Year ended December 31,
 1999
Individual life......... $  226,456  $104,029      $  274,730      $141,030  $    --
Individual health.......     77,985    10,036          58,649        35,329    77,716
Group life and health...     83,639    10,422          61,143        38,075    81,918
Annuity.................  1,413,049   313,062       1,303,537       328,821       --
                         ----------  --------      ----------      --------
                         $1,801,129  $437,549      $1,698,059      $543,255
                         ==========  ========      ==========      ========
Year ended December 31,
 1998
Individual life......... $  514,194  $ 85,258      $  545,720      $ 87,455  $    --
Individual health.......     68,963     8,004          48,144        30,442    68,745
Group life and health...    111,547    11,426          82,690        54,352   108,769
Annuity.................    667,920   342,296         592,085       335,359       --
                         ----------  --------      ----------      --------
                         $1,362,624  $446,984      $1,268,639      $507,608
                         ==========  ========      ==========      ========

--------
* Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

                           PFL Life Insurance Company

                                  Reinsurance
                             (Dollars in thousands)

SCHEDULE IV

                                                                      Percentage
                                     Ceded to    Assumed              of Amount
                           Gross      Other     From Other            Assumed to
                           Amount   Companies   Companies  Net Amount    Net
                         ---------- ----------  ---------- ---------- ----------
Year ended December 31,
 2000
Life insurance in
 force.................. $9,477,758 $1,088,937  $   70,808 $8,459,629      .8%
                         ========== ==========  ========== ==========    ====
Premiums:
  Individual life....... $  882,584 $    4,575  $    3,361 $  881,370     0.4%
  Individual health.....     92,426      4,204         --      88,222     --
  Group life and
   health...............    173,505    108,550         --      64,955     --
  Annuity...............  2,056,508      7,576   1,174,472  3,223,404    36.4
                         ---------- ----------  ---------- ----------    ----
                         $3,205,023 $  124,905  $1,177,833 $4,257,951    27.7%
                         ========== ==========  ========== ==========    ====
Year ended December 31,
 1999
Life insurance in
 force.................. $6,538,901 $ (500,192) $  415,910 $6,454,619     6.4%
                         ========== ==========  ========== ==========    ====
Premiums:
  Individual life....... $  227,363 $    3,967  $    2,723 $  226,119     1.2%
  Individual health.....     83,489      5,504         --      77,985     --
  Group life and
   health...............    205,752    122,113         --      83,639     --
  Annuity...............  1,426,112     12,726         --   1,413,386     --
                         ---------- ----------  ---------- ----------    ----
                         $1,942,716 $  144,310  $    2,723 $1,801,129     0.2%
                         ========== ==========  ========== ==========    ====
Year ended December 31,
 1998
Life insurance in
 force.................. $6,384,095 $  438,590  $   39,116 $5,984,621      .6%
                         ========== ==========  ========== ==========    ====
Premiums:
  Individual life....... $  515,164 $    3,692  $    2,366 $  513,838      .5%
  Individual health.....     76,438      7,475         --      68,963     --
  Group life and
   health...............    255,848    144,301         --     111,547     --
  Annuity...............    686,372     18,096         --     668,276     --
                         ---------- ----------  ---------- ----------    ----
                         $1,533,822 $  173,564  $    2,366 $1,362,624      .2%
                         ========== ==========  ========== ==========    ====

PART C      OTHER INFORMATION

Item 24.    Financial Statements and Exhibits

     (a)    Financial Statements

            All required financial statements are included in Part B of this Registration Statement.

     (b)    Exhibits:

            (1)   (a)    Resolution of the Board of Directors of Transamerica
                         Life Insurance Company authorizing establishment of the Mutual Fund Account. Note 11.

            (2)          Not Applicable.

            (3)   (a)    Principal Underwriting Agreement by and between
                         Transamerica Life Insurance Company, on its own behalf and on the behalf of the Mutual Fund Account, and AFSG
                         Securities Corporation. Note 11.

                  (b) Form of Broker/Dealer Supervision and Sales Agreement by and between AFSG Securities Corporation and the Broker/Dealer. Note 11.

            (4)   (a)    Form of Policy. Note 1.

                  (b) Form of Policy Endorsement. (Allocation of Premium Payment). Note 2.

                  (c)    Form of Policy Endorsement (GMIB). Note 3.

                  (d)    Form of Policy Endorsement (403(b)). Note 3.

                  (e)    Form of Policy Endorsement (Additional Death Benefit).
                         Note 4.

            (5)   (a)    Form of Application. Note 12.

            (6)   (a)    Articles of Incorporation of Transamerica Life
                         Insurance Company. Note 11.

                  (b)    ByLaws of Transamerica Life Insurance Company. Note 11.

            (7)          Not Applicable.

            (8)   (a)(1) Participation Agreement among among WRL Series Fund,
                         Inc., Western Reserve Life Assurance Co. of Ohio, and PFL Life Insurance Company. Note 5.

                  (a)(2) Amendment No. 16 to Participation Agreement among WRL
                         Series Fund, Inc., PFL Life Insurance Company, AUSA Life Insurance Company, Inc., Peoples Benefit Life Insurance Company and Transamerica Occidental Life Insurance Company. Note 11.

                  (a)(3) Amendment No. 17 to Participation Agreement among WRL
                         Series Fund, Inc., Transamerica Life Insurance Company, AUSA Life Insurance Company, Inc., Peoples Benefit Life Insurance Company and Transamerica Occidental Life Insurance Company. Note 6.

                  (a)(4) Amendment No. 18 to Participation Agreement among
                         AEGON/Transamerica Series Fund, Inc., Transamerica Life Insurance Company, AUSA Life Insurance Company, Inc., Peoples Benefit Life Insurance Company and Transamerica Occidental Life Insurance Company. Note 12.

                  (b)(1) Participation Agreement by and among AIM Variable
                         Insurance Funds, Inc., A I M Distributors, Inc., PFL Life Insurance Company and AFSG Securities Corporation.
                         Note 2.

                  (b)(2) Amendment No. 5 to Participation Agreement among AIM
                         Variable Insurance Funds, A I M Distributors, Inc., Transamerica Life Insurance Company and AFSG Securities Corporation. Note 12.

                  (c)(1) Fund Participation Agreement by and between PFL Life
                         Insurance Company, Federated Insurance Series and Federated Securities Corp. Note 7.

                  (c)(2) Amended Exhibit A and B to Fund Participation Agreement
                         by and between Transamerica Life Insurance Company, Federated Insurance Series and Federated Securities Corp. Note 12.

                  (d)(1) Participation Agreement among MFS Variable Insurance
                         Trust, PFL Life Insurance Company and Massachusetts Financial Services Company. Note 8.

                  (d)(2) Partial Termination of Participation Agreement among
                         MFS Variable Insurance Trust, PFL Life Insurance Company and Massachusetts Financial Services Company.
                         Note 9.

                  (d)(3) Amendment to Participation Agreement among MFS Variable
                         Insurance Trust, Transamerica Life Insurance Company and Massachusetts Financial Services Company. Note 12.

                  (e)(1) Participation Agreement among Oppenheimer Variable
                         Account Funds, Oppenheimerfunds, Inc. and PFL Life Insurance Company. Note 8.

                  (e)(2) Amendment to Participation Agreement among Oppenheimer
                         Variable Account Funds, Oppenheimerfunds, Inc. and Transamerica Life Insurance Company. Note 12.

                  (f)(1) Participation Agreement among Putnam Variable Trust,
                         Putnam Mutual Funds Corp. and PFL Life Insurance Company. Note 2.

                  (f)(2) Amendment to Participation Agreement among Putnam
                         Variable Trust, Putnam Mutual Funds Corp. and Transamerica Life Insurance Company. Note 12.

                  (g)(1) Participation Agreement among Variable Insurance
                         Products Fund, Fidelity Distributors Corporation and PFL Life Insurance Company. Note 10.

                  (g)(2) Amended Schedule A to Participation Agreement among
                         Variable Insurance Products Fund, Fidelity Distributors Corporation and Transamerica Life Insurance Company.
                         Note 12.

                  (h)(1) Participation Agreement among Variable Insurance
                         Products Fund II, Fidelity Distributors Corporation and PFL Life Insurance Company. Note 10.

                  (h)(2) Amended Schedule A to Participation Agreement among
                         Variable Insurance Products Fund II, Fidelity Distributors Corporation and Transamerica Life Insurance Company. Note 12.

            (9)          Opinion and Consent of Counsel. Note 11.

            (10)  (a)    Consent of Independent Auditors. Note 11.

                  (b)    Opinion and Consent of Actuary. Note 11.

            (11)         Not applicable.

            (12)         Not applicable.

            (13)         Performance Data Calculations. Note 12.

            (14)         Powers of Attorney. (P.S. Baird, C.D. Vermie, L.N.
                         Norman, B. Herbert, Jr., D.C. Kolsrud, R.J. Kontz, B.K. Clancy) Note 11.

Note 1. Incorporated herein by reference to Pre-Effective Amendment No. 1 to form N-4 Registration Statement (File No. 333-7509) on December 6, 1996.

Note 2. Incorporated herein by reference to Post-Effective Amendment No. 5 to Form N-4 Registration Statement (File No. 333-7509) on July 16, 1998.

Note 3. Incorporated herein by reference to Post-Effective Amendment No. 6 to Form N-4 Registration Statement (File No. 333-7509) on January 22, 1999.

Note 4. Incorporated herein by reference to Post-Effective Amendment No. 10 to Form N-4 Registration Statement (File No. 333-7509) on April 30, 2001.

Note 5. Incorporated herein by reference to Post-Effective Amendment No. 1 to form N-4 Registration Statement (File No. 333-26209) on April 29, 1998.

Note 6. Incorporated herein by reference to Post-Effective Amendment No. 25 to Form N-4 Registration Statement (File No. 33-33085) on April 27, 2001.

Note 7. Incorporated herein by reference to Pre-Effective Amendment No. 1 on Form N-4 Registration Statement (File No. 333-26209) on July 28, 1997.

Note 8. Incorporated herein by reference to Post-Effective Amendment No. 2 to Form N-4 Registration Statement (File No. 333-7509) on December 23, 1997.

Note 9. Incorporated herein by reference to Post-Effective Amendment No. 8 to Form N-4 Registration Statement (File No. 333-7509) on April 29, 1999.

Note 10. Incorporated by reference to Post-Effective Amendment No. 8 to Form N-4 registration Statement (File No. 33-37498) on April 28, 1999.

Note 11.    Filed herewith

Note 12.    To be filed by Amendment.

Item 25. Directors and Officers of the Depositor (Transamerica Life Insurance Company)

 Name and Business Address                         Principal Positions and Offices with Depositor
 -------------------------                         ----------------------------------------------
 Bart Herbert, Jr.                                 Director, Chairman of the Board and Executive Vice
 1111 N. Charles Street                            President
 Baltimore, MD 21201

 Larry N. Norman                                   Director and President
 4333 Edgewood Road, N.E.
 Cedar Rapids, Iowa 52499-0001

 Patrick S. Baird                                  Director, Senior Vice President and Chief Operating
 4333 Edgewood Road, N.E.                          Officer
 Cedar Rapids, Iowa 52499-0001

 Craig D. Vermie
 4333 Edgewood Road, N.E.                          Director, Vice President, Secretary and General Counsel
 Cedar Rapids, Iowa 52499-0001

 Douglas C. Kolsrud                                Director, Senior Vice President, Chief Investment
 4333 Edgewood Road, N.E.                          Officer and Corporate Actuary
 Cedar Rapids, Iowa 52499-0001

 Robert J. Kontz                                   Vice President and Corporate Controller
 4333 Edgewood Road, N.E.
 Cedar Rapids, Iowa 52499-0001

 Brenda K. Clancy                                  Vice President, Treasurer and Chief Financial Officer
 4333 Edgewood Road, N.E.
 Cedar Rapids, Iowa 52499-0001

Item 26. Persons Controlled by or under Common Control With the Depositor or Registrant.

                                   Jurisdiction of     Percent of Voting
Name                                Incorporation      Securities Owned              Business
----                                -------------      ----------------              --------
AEGON N.V.                         Netherlands         51.16% of Vereniging          Holding company
                                                       AEGON Netherlands
                                                       Membership Association

Groninger Financieringen B.V.      Netherlands         100% AEGON N.V.               Holding company

AEGON Netherland N.V.              Netherlands         100% AEGON N.V.               Holding company

AEGON Nevak Holding B.V.           Netherlands         100% AEGON N.V.               Holding company

AEGON International N.V.           Netherlands         100% AEGON N.V.               Holding company

Voting Trust Trustees:             Delaware                                          Voting Trust
K.J.Storm
Donald J. Shepard H.B.
Van Wijk Dennis Hersch

AEGON U.S. Holding Corporation     Delaware            100% Voting Trust             Holding company

Short Hills Management Company     New Jersey          100% AEGON U.S.               Holding company
                                                       Holding Corporation

COPRA Reinsurance Company          New York            100% AEGON U.S.               Holding company
                                                       Holding Corporation

AEGON Management Company                Indiana             100% AEGON U.S.                    Holding company
                                                            Holding Corporation

AEGON USA, Inc.                         Iowa                100% AEGON U.S.                    Holding company


RCC North America Inc.                  Delaware            100% AEGON U.S.                    Real estate

Transamerica Holding Company            Delaware            100% AEGON USA, Inc.               Holding company

AEGON Funding Corp.                     Delaware            100% Transamerica                  Issue debt securities-net
                                                            Holding Corporation                proceeds used to make
                                                                                               loans to affiliates

First AUSA Life Insurance               Maryland            100% Transamerica Holding          Insurance holding company
Company                                                     Company

AUSA Life Insurance                     New York            82.33% First AUSA Life             Insurance
Company, Inc.                                               Insurance Company
                                                            17.67% Veterans Life Insurance
                                                            Company

Life Investors Insurance                Iowa                100% First AUSA Life Ins. Co.      Insurance
Company of America

Life Investors Alliance, LLC            Delaware            100% LIICA                         Purchase, own, and
                                                                                               hold the equity interest
                                                                                               of other entities

Great American Insurance                Iowa                100 % LIICA                        Marketing
Agency, Inc.

Bankers United Life                     Iowa                100% Life Investors Insurance      Insurance
Assurance Company                                           Company of America

Transamerica Life Insurance             Iowa                100% First AUSA Life Ins. Co.      Insurance
Company

AEGON Financial Services                Minnesota           100% PFL Life Insurance Co.        Marketing
Group, Inc.

AEGON Assignment Corporation            Kentucky            100% AEGON Financial Services      Administrator of
of Kentucky                                                 Group, Inc.                        structured settlements

AEGON Assignment Corporation            Illinois            100% AEGON Financial Services      Administrator of
                                                            Group, Inc.                        structured settlements

Southwest Equity Life Ins. Co.          Arizona             100% of Common Voting Stock First  Insurance
                                                            AUSA Life Ins. Co.

Iowa Fidelity Life Insurance Co.        Arizona             100% of Common Voting Stock        Insurance
                                                            First AUSA Life Ins. Co.

Western Reserve Life Assurance          Ohio                100% First AUSA Life Ins. Co.      Insurance
Co. of Ohio

WRL Series Fund, Inc.                   Maryland            Various                            Mutual fund

WRL Investment Services, Inc.           Florida             100% Western Reserve Life          Provides administration
                                                            Assurance Co. of Ohio              for affiliated mutual
                                                                                               fund

WRL Investment                          Florida             100% Western Reserve Life          Registered Investment
Management, Inc.                                            Assurance Co. of Ohio              advisor

ISI Insurance Agency, Inc.              California          100% Western Reserve Life          Insurance agency
and Subsidiaries                                            Assurance Co. of Ohio

ISI Insurance Agency                    Alabama             100% ISI Insurance Agency, Inc.    Insurance agency
of Alabama, Inc.

ISI Insurance Agency                    Ohio                100% ISI Insurance Agency, Inc.    Insurance agency
of Ohio, Inc.

ISI Insurance Agency                    Massachusetts       100% ISI Insurance Agency, Inc.    Insurance agency
of Massachusetts, Inc.

ISI Insurance Agency                    Texas               100% ISI Insurance Agency, Inc.    Insurance agency
of Texas, Inc.

ISI Insurance Agency                    Hawaii              100% ISI Insurance Agency, Inc.   Insurance agency
of Hawaii, Inc.

ISI Insurance Agency                    New Mexico          100% ISI Insurance Agency, Inc.   Insurance agency
of New Mexico, Inc.

AEGON Equity Group, Inc.                Florida             100% Western Reserve Life         Insurance agency
                                                            Assurance Co. of Ohio

Monumental General Casualty Co.         Maryland            100% First AUSA Life Ins. Co.     Insurance

United Financial Services, Inc.         Maryland            100% First AUSA Life Ins. Co.     General agency

Bankers Financial Life Ins. Co.         Arizona             100% First AUSA Life Ins. Co.     Insurance

The Whitestone Corporation              Maryland            100% First AUSA Life Ins. Co.     Insurance agency

Cadet Holding Corp.                     Iowa                100% First AUSA Life Ins. Co.     Holding company

Monumental General Life                 Puerto Rico         51% First AUSA Life                Insurance
Insurance Company of                                        Insurance Company
Puerto Rico                                                 49% Baldrich & Associates
                                                            of Puerto Rico

AUSA Holding Company                    Maryland            100% AEGON USA, Inc.               Holding company

Monumental General Insurance            Maryland            100% AUSA Holding Co.              Holding company
Group, Inc.

Trip Mate Insurance Agency, Inc.        Kansas              100% Monumental General            Sale/admin. of travel
                                                            Insurance Group, Inc.              insurance

Monumental General                      Maryland            100% Monumental General            Provides management
Administrators, Inc.                                        Insurance Group, Inc.              srvcs. to unaffiliated
                                                                                               third party
                                                                                               administrator

National Association Management         Maryland            100% Monumental General            Provides actuarial
and Consultant Services, Inc.                               Administrators, Inc.               consulting services

Monumental General Mass                 Maryland            100% Monumental General            Marketing arm for sale
Marketing, Inc.                                             Insurance Group, Inc.              of mass marketed
                                                                                               insurance coverage

Transamerica Capital, Inc.              California          100% AUSA Holding Co.              Broker/Dealer

Endeavor Management Company             California          100% AUSA Holding Co.              Investment Management

Universal Benefits Corporation          Iowa                100% AUSA Holding Co.              Third party administrator

Investors Warranty of                   Iowa                100% AUSA Holding Co.              Provider of automobile
America, Inc.                                                                                  extended maintenance
                                                                                               contracts

Massachusetts Fidelity Trust Co.        Iowa                100% AUSA Holding Co.              Trust company

Money Service, Inc.                     Delaware            100% AUSA Holding Co.              Provides financial
                                                                                               counseling for
                                                                                               employees and agents
                                                                                               of affiliated companies

ADB Corporation, L.L.C.                 Delaware            100% Money Services, Inc.          Special purpose limited
                                                                                               Liability company

ORBA Insurance Services, Inc.           California          26.91% Money Services, Inc.        Insurance agency

Great Companies, L.L.C.                 Iowa                30% Money Services, Inc.           Markets & sells mutual
                                                                                               funds & individually
                                                                                               managed accounts

Roundit, Inc.                           Maryland            50% AUSA Holding Co.               Financial services

Zahorik Company, Inc.                   California          100% AUSA Holding Co.              Broker-Dealer

ZCI, Inc.                               Alabama             100% Zahorik Company, Inc.         Insurance agency

Zahorik Texas, Inc.                     Texas               100% Zahorik Company, Inc.         Insurance agency

Long, Miller & Associates, L.L.C.       California          33-1/3% AUSA Holding Co.           Insurance agency

AEGON Asset Management                  Delaware            100% AUSA Holding Co.              Registered investment
Services, Inc.                                                                                 advisor

InterSecurities, Inc.                   Delaware            100% AUSA Holding Co.              Broker-Dealer

Associated Mariner Financial            Michigan            100% InterSecurities, Inc.         Holding company/
Group, Inc.                                                                                    management services

Associated Mariner Ins. Agency          Massachusetts       100% Associated Mariner            Insurance agency
of Massachusetts, Inc.                                      Agency, Inc.

Associated Mariner Agency               Ohio                100% Associated Mariner            Insurance agency
Ohio, Inc.                                                  Agency, Inc.

Associated Mariner Agency               Texas               100% Associated Mariner            Insurance agency
Texas, Inc.                                                 Agency, Inc.

PIA 2000-A, L.P.                        Delaware            Intersecurities, Inc. is the       Private placement
                                                            General Partner                    investment limited
                                                                                               partnership

Idex Investor Services, Inc.            Florida             100% AUSA Holding Co.              Shareholder services

Idex Management, Inc.                   Delaware            100% AUSA Holding Co.              Investment advisor

IDEX Mutual Funds                       Massachusetts       Various                            Mutual fund

Diversified Investment                  Delaware            100% AUSA Holding Co.              Registered investment
Advisor, Inc.                                                                                  advisor

Diversified Investors Securities        Delaware            100% Diversified Investment        Broker-Dealer
Corp.                                                       Advisors, Inc.

George Beram & Company, Inc.            Massachusetts       100% Diversified Investment        Employee benefit and
                                                            Advisors, Inc.                     actuarial consulting

AEGON USA Securities, Inc.              Iowa                100% AUSA Holding Co.              Broker-Dealer
                                                                                               (De-registered)

Creditor Resources, Inc.                Michigan            100% AUSA Holding Co.              Credit insurance

CRC Creditor Resources                  Canada              100% Creditor Resources, Inc.      Insurance agency
Canadian Dealer Network Inc.

AEGON USA Investment                    Iowa                100% AUSA Holding Co.              Investment advisor
Management, Inc.

AEGON USA Realty                        Iowa                100% AUSA Holding Co.              Provides real estate
Advisors, Inc.                                                                                 administrative and real
                                                                                               estate investment

AEGON USA Real Estate                   Delaware            100% AEGON USA Realty              Real estate and mortgage
Services, Inc.                                              Advisors, Inc.                     holding company

QSC Holding, Inc.                       Delaware            100% AEGON USA Realty              Real estate and
                                                            Advisors, Inc.                     financial software
                                                                                               production and sales

Landauer Associates, Inc.               Delaware            100% AEGON USA Realty              Real estate counseling
                                                            Advisors, Inc.

Landauer Realty Associates, Inc.        Texas               100% Landauer Associates, Inc.     Real estate counseling

Realty Information Systems, Inc.        Iowa                100% AEGON USA Realty              Information Systems for
                                                            Advisors, Inc.                     real estate investment
                                                                                               management

USP Real Estate Investment Trust        Iowa                12.89% First AUSA Life Ins. Co.    Real estate investment
                                                            13.11% PFL Life Ins. Co.           trust
                                                            4.86% Bankers United Life
                                                            Assurance Co.

RCC Properties Limited                  Iowa                AEGON USA Realty Advisors,         Limited Partnership
Partnership                                                 Inc. is General Partner and 5%
                                                            owner.

Commonwealth General                    Delaware            100% Transamerica Holding          Holding company
Corporation ("CGC")                                         Company

AFSG Securities Corporation             Pennsylvania        100% CGC                           Broker-Dealer

Benefit Plans, Inc.                     Delaware            100% CGC                           TPA for Peoples
                                                                                               Security Life Insurance
                                                                                               Company

AEGON Alliances, Inc.                   Virginia            100% Benefit Plans, Inc.           General agent

Capital 200 Block Corporation           Delaware            100% CGC                           Real estate holdings

Commonwealth General                    Kentucky            100% CGC                           Administrator of
Assignment Corporation                                                                         structured settlements

AEGON Institutional Markets, Inc.       Delaware            100% CGC                           Provider of investment,
                                                                                               marketing and admin.
                                                                                               services to ins. cos.

Monumental Agency Group, Inc.           Kentucky            100% CGC                           Provider of services to
                                                                                               insurance  companies

Ampac Insurance Agency, Inc.            Pennsylvania        100% CGC                           Provider of
(EIN 23-1720755)                                                                               management support
                                                                                               services

Compass Rose Development                Pennsylvania        100% Ampac Insurance               Special-purpose
Corporation                                                 Agency, Inc.                       subsidiary

Financial Planning Services, Inc.       Dist. Columbia      100% Ampac Insurance               Special-purpose
                                                            Agency, Inc.                       subsidiary

Frazer Association                      Illinois            100% Ampac Insurance               TPA license-holder
Consultants, Inc.                                           Agency, Inc.

National Home Life Corporation          Pennsylvania        100% Ampac Insurance               Special-purpose
                                                            Agency, Inc.                       subsidiary

Valley Forge Associates, Inc.           Pennsylvania        100% Ampac Insurance               Furniture & equipment
                                                            Agency, Inc.                       lessor

Veterans Benefit Plans, Inc.            Pennsylvania        100% Ampac Insurance               Administrator of group
                                                            Agency, Inc.                       insurance programs

Veterans Insurance Services, Inc.       Delaware            100% Ampac Insurance               Special-purpose
                                                            Agency, Inc.                       subsidiary

Academy Insurance Group, Inc.           Delaware            100% CGC                           Holding company

Academy Life Insurance Co.              Missouri            100% Academy Insurance             Insurance company
                                                            Group, Inc.

Pension Life Insurance                  New Jersey          100% Academy Life                  Insurance company
Company of America                                          Insurance Company

FED Financial, Inc.                     Delaware            100% Academy Insurance             Special-purpose
                                                            Group, Inc.                        subsidiary

Ammest Development Corp. Inc.            Kansas               100% Academy Insurance               Special-purpose
                                                              Group, Inc.                          subsidiary

Ammest Insurance Agency, Inc.            California           100% Academy Insurance               General agent
                                                              Group, Inc.

Ammest Massachusetts                     Massachusetts        100% Academy Insurance               Special-purpose
Insurance Agency, Inc.                                        Group, Inc.                          subsidiary

Ammest Realty, Inc.                      Pennsylvania         100% Academy Insurance               Special-purpose
                                                              Group, Inc.                          subsidiary

Ampac, Inc.                              Texas                100% Academy Insurance               Managing general agent
                                                              Group, Inc.

Ampac Insurance Agency, Inc.             Pennsylvania         100% Academy Insurance               Special-purpose
(EIN 23-2364438)                                              Group, Inc.                          subsidiary

Force Financial Group, Inc.              Delaware             100% Academy Insurance               Special-purpose
                                                              Group, Inc.                          subsidiary

Force Financial Services, Inc.           Massachusetts        100% Force Financial Group, Inc.     Special-purpose
                                                                                                   subsidiary

Military Associates, Inc.                Pennsylvania         100% Academy Insurance               Special-purpose
                                                              Group, Inc.                          subsidiary

NCOAA Management Company                 Texas                100% Academy Insurance               Special-purpose
                                                              Group, Inc.                          subsidiary

NCOA Motor Club, Inc.                    Georgia              100% Academy Insurance               Automobile club
                                                              Group, Inc.

Unicom Administrative                    Pennsylvania         100% Academy Insurance               Provider of admin.
Services, Inc.                                                Group, Inc.                          services

Unicom Administrative                    Germany              100% Unicom Administrative           Provider of admin.
Services, GmbH                                                Services, Inc.                       services

Capital General Development Corporation  Delaware             100% CGC                             Holding company

Monumental Life                          Maryland             73.33% Capital General Development   Insurance company
Insurance Company                                             Company
                                                              26.77% First AUSA Life
                                                              Insurance Company

AEGON Special Markets                    Maryland             100% Monumental Life                 Marketing company
Group, Inc.                                                   Insurance Company

Peoples Benefit Life                     Iowa                 3.7% CGC                             Insurance company
Insurance Company                                             20.0% Capital Liberty, L.P.
                                                              76.3% Monumental Life
                                                              Insurance Company

Veterans Life Insurance Co.              Illinois             100% Peoples Benefit                 Insurance company
                                                              Life Insurance Company

Peoples Benefit Services, Inc.           Pennsylvania         100% Veterans Life Insurance         Special-purpose
                                                              Company                              subsidiary

Coverna Direct Insurance                 Maryland             100% Peoples Benefit                 Insurance agency
Services, Inc.                                                Life Insurance Company

Ammest Realty Corporation                Texas                100% Monumental Life                 Special-purpose
                                                              Insurance Company                    subsidiary

JMH Operating Company, Inc.              Mississippi          100% People's Benefit Life           Real estate holdings
                                                              Insurance Company

Capital Liberty, L.P.                    Delaware             99.0% Monumental Life                Holding company
                                                              Insurance Company
                                                              1.0% CGC

Transamerica Corporation ("TAC")         Delaware             100% AEGON NV                        Major interest in
                                                                                                   insurance and finance

AEGON Funding Company II                 Delaware             100% TAC                             Commercial paper
                                                                                                   insurance

Transamerica Pacific Insurance           Hawaii               100% TAC                             Life insurance
Company, Ltd.

TREIC Enterprises, Inc.                  Delaware             100% TFC                             Investments

ARC Reinsurance Corporation              Hawaii               100% Transamerica Corp.              Property & Casualty
                                                                                                   Insurance

Transamerica Management, Inc.            Delaware             100% ARC Reinsurance Corp.           Asset management

Inter-America Corporation                California           100% Transamerica Corp.              Insurance Broker

Pyramid Insurance Company, Ltd.          Hawaii               100% Transamerica Corp.              Property & Casualty
                                                                                                   Insurance

Transamerica Business Tech Corp.         Delaware             100% Transamerica Corp.              Telecommunications and
                                                                                                   data processing

Transamerica CBO I, Inc.                 Delaware             100% Transamerica Corp.              Owns and manages a pool
                                                                                                   of high-yield bonds

Transamerica Corporation (Oregon)        Oregon               100% Transamerica Corp.              Name holding only -
                                                                                                   Inactive

Transamerica Finance Corp.               Delaware             100% Transamerica Corp.              Commercial & Consumer
                                                                                                   Lending & equipment
                                                                                                   leasing

TA Leasing Holding Co., Inc.             Delaware             100% Transamerica Finance Corp.      Holding company

Trans Ocean Ltd.                         Delaware             100% TA Leasing Holding Co. Inc.     Holding company

Trans Ocean Container Corp.              Delaware             100% Trans Ocean Ltd.                Intermodal leasing
("TOCC")

SpaceWise Inc.                           Delaware             100% TOCC                            Intermodal leasing

Trans Ocean Container                    Delaware             100% TOL                             Intermodal leasing
Finance Corp.

Trans Ocean Leasing                      Germany              100% TOCC                            Intermodal leasing
Deutschland GmbH

Trans Ocean Leasing PTY Ltd.             Austria              100% TOCC                            Intermodal leasing

Trans Ocean Management S.A.              Switzerland          100% TOCC                            Intermodal leasing

Trans Ocean Regional                     California           100% TOCC                            Holding company
Corporate Holdings

Trans Ocean Tank Services Corp.          Delaware             100% TOCC                            Intermodal leasing

Transamerica Leasing Inc.                Delaware             100% TA Leasing Holding Co.          Leases & Services
                                                                                                   intermodal equipment

Transamerica Leasing Holdings            Delaware             100% Transamerica Leasing Inc.       Holding company
Inc. ("TLHI")

Greybox Logistics Services Inc.          Delaware             100% TLHI                            Intermodal leasing

Greybox L.L.C. ("G")                     Delaware             100% TLHI                            Intermodal freight
                                                                                                   container interchange
                                                                                                   facilitation service

Transamerica Trailer                     France               100% Greybox L.L.C.                  Leasing
Leasing S.N.C.

Greybox Services Limited                 U.K.                 100% TLHI                            Intermodal leasing

Intermodal Equipment, Inc.               Delaware             100% TLHI                            Intermodal leasing

Transamerica Leasing N.V.                Belgium              100% Intermodal Equipment Inc.       Leasing

Transamerica Leasing SRL                 Italy                100% Intermodal Equipment Inc.       Leasing

Transamerica Distribution                Delaware             100% TLHI                            Dormant
Services, Inc.

Transamerica Leasing                     Belgium              100% TLHI                            Leasing
Coordination Center

Transamerica Leasing do                  Brazil               100% TLHI                            Container Leasing
Brasil Ltda.

Transamerica Leasing GmbH                Germany              100% TLHI                            Leasing

Transamerica Trailer Leasing Sp. z.o.o   Poland               100% TLHI                            Leasing

Transamerica Leasing Limited             U.K.                 100% TLHI                            Leasing

ICS Terminals (UK) Limited               U.K.                 100% Transamerica Leasing Limited    Leasing

Transamerica Leasing Pty. Ltd.           Australia            100% TLHI                            Leasing

Transamerica Leasing (Canada) Inc.       Canada               100% TLHI                            Leasing

Transamerica Leasing (HK) Ltd.           H.K.                 100% TLHI                            Leasing

Transamerica Leasing                     S. Africa            100% TLHI                            In Liquidation -
(Proprietary) Limited                                                                              Intermodal leasing

Transamerica Trailer Holdings I Inc.     Delaware             100% TLHI                            Holding company

Transamerica Trailer Holdings II Inc.    Delaware             100% TLHI                            Holding company

Transamerica Trailer Holdings III Inc.   Delaware             100% TLHI                            Holding company

Transamerica Trailer Leasing AB          Sweden               100% TLHI                            Leasing

Transamerica Trailer Leasing AG          Switzerland          100% TLHI                            Leasing

Transamerica Trailer Leasing A/S         Denmark              100% TLHI                            Leasing

Transamerica Trailer Leasing GmbH        Germany              100% TLHI                            Leasing

Transamerica Trailer Leasing (Belgium)   Belgium              100% TLHI                            Leasing
N.V.

Transamerica Trailer Leasing             Netherlands          100% TLHI                            Leasing
(Netherlands) B.V.

Transamerica Alquiler de Trailer Spain   Spain                100% TLHI                            Leasing
S.L.

Transamerica Transport Inc.              New Jersey           100% TLHI                            Dormant

Transamerica Commercial Finance          Delaware             100% Transamerica Finance Corp.      Holding company
Corporation, I ("TCFCI")

Transamerica Equipment Financial         Delaware             100% TCFCI                           Investment in Various
Services Corporation                                                                               equipment leases and
                                                                                                   loans

BWAC Credit Corporation                  Delaware             100% TCFCI                           Inactive

BWAC International Corporation           Delaware             100% TCFCI                           Retail Appliance and
                                                                                                   furniture stores

BWAC Twelve, Inc.                        Delaware             100% TCFCI                           Holding company

TIFCO Lending Corporation                Illinois             100% BWAC Twelve, Inc.               General financing

Transamerica Insurance Finance           Maryland             100% BWAC Twelve, Inc.               Insurance premium
Corporation ("TIFC")                                                                               financing

Transamerica Insurance Finance           California           100% TIFC                            Insurance premium
Corporation, California

Transamerica Insurance Finance           Ontario              100% TIFC                            Insurance premium
Corporation, Canada                                                                                financing

Transamerica Business Credit             Delaware             100% TCFCI                           Lending, leasing &
Corporation ("TBCC")                                                                               equipment financing

Transamerica Mezzanine                   Delaware             100% TBCC                            Holding company
Financing, Inc.

Bay Capital Corporation                  Delaware             100% TBCC                            Special purpose
                                                                                                   corporation

Coast Funding Corporation                Delaware             100% TBCC                            Special purpose
                                                                                                   corporation

Transamerica Small Business Capital,     Delaware             100% TBCC                            Holding company
Inc. ("TSBC")

Transamerica Emergent Business Capital   Delaware             100% SBCI                            Dormant
Holdings, Inc.

Gulf Capital Corporation                 Delaware             100% TBCC                            Special purpose
                                                                                                   corporation

Direct Capital Equity Investment, Inc.   Delaware             100% TBCC                            Small business loans

TA Air East, Corp.                       Delaware             100% TBCC                            Special purpose
                                                                                                   corporation

TA Air I, Corp.                          Delaware             100% TEFS                            Special purpose
                                                                                                   corporation

TA Air II, Corp.                         Delaware             100% TEFS                            Special purpose
                                                                                                   corporation

TA Air III, Corp.                        Delaware             100% TBCC                            Special purpose
                                                                                                   corporation

TA Air IV, Corp.                         Delaware             100% TBCC                            Special purpose
                                                                                                   corporation

TA Air V, Corp.                          Delaware             100% TBCC                            Special purpose
                                                                                                   corporation

TA Air VI, Corp.                         Delaware             100% TBCC                            Special purpose
                                                                                                   corporation

TA Air VII, Corp.                        Delaware             100% TBCC                            Special purpose
                                                                                                   corporation

TA Air VIII, Corp.                       Delaware             100% TBCC                            Special purpose
                                                                                                   corporation

TA Air IX, Corp.                         Delaware             100% TBCC                            Special purpose
                                                                                                   corporation

TA Air X, Corp.                          Delaware             100% TBCC                            Special purpose
                                                                                                   corporation

TA Air XI, Corp.                         Delaware             100% TEFS                            Special purpose
                                                                                                   corporation

TA Air XII, Corp.                        Delaware             100% TEFS                            Special purpose
                                                                                                   corporation

TA Air XIII, Corp.                       Delaware             100% TEFS                            Special purpose
                                                                                                   corporation

TA Air XIV, Corp.                        Delaware             100% TEFS                            Special purpose
                                                                                                   corporation

TA Air XV, Corp.                         Delaware             100% TEFS                            Special purpose
                                                                                                   corporation

TA Air XVI, Corp.                        Delaware             100% TEFS                            Special purpose
                                                                                                   corporation

TA Air XVII, Corp.                       Delaware             100% TEFS                            Special purpose
                                                                                                   corporation

TA Air XVIII, Corp.                      Delaware             100% TEFS                            Special purpose
                                                                                                   corporation

TA Air XIX, Corp.                        Delaware             100% TEFS                            Special purpose
                                                                                                   corporation

TA Air XX, Corp.                         Delaware             100% TEFS                            Special purpose
                                                                                                   corporation

TA Heli I, Inc.                          Delaware             100% TEFS                            Special purpose
                                                                                                   corporation

TA Marine I, Inc.                        Delaware             100% TBCC                            Special purpose
                                                                                                   corporation

TA Marine II, Inc.                       Delaware             100% TBCC                            Special purpose
                                                                                                   corporation

TA Marine IV, Inc.                       Delaware             100% TEFS                            Special purpose
                                                                                                   corporation

TA Marine VI, Inc.                       Delaware             100% TEFS                            Special purpose
                                                                                                   corporation

TA Marine V, Inc.                        Delaware             100% TEFS                            Special purpose
                                                                                                   corporation

TA Marine III, Corp.                     Delaware             100% TEFS                            Special purpose
                                                                                                   corporation

TA Public Finance Air I, Corp.           Delaware             100% TEFS                            Special purpose
                                                                                                   corporation

TBC I, Inc.                              Delaware             100% TBCC                            Special purpose
                                                                                                   corporation

TBC II, Inc.                             Delaware             100% TBCC                            Special purpose
                                                                                                   corporation

TBC III, Inc.                            Delaware             100% TBCC                            Special purpose
                                                                                                   corporation

TBC IV, Inc.                             Delaware             100% TBCC                            Special purpose
                                                                                                   corporation

TBC V, Inc.                              Delaware             100% TBCC                            Special purpose
                                                                                                   corporation

TBC VI, Inc.                             Delaware             100% TBCC                            Special purpose
                                                                                                   corporation

TBC Tax I, Inc.                          Delaware             100% TBCC                            Special purpose
                                                                                                   corporation

TBC Tax II, Inc.                         Delaware             100% TBCC                            Special purpose
                                                                                                   corporation

TBC Tax III, Inc.                        Delaware             100% TBCC                            Special purpose
                                                                                                   corporation

TBC Tax IV, Inc.                         Delaware             100% TBCC                            Special purpose
                                                                                                   corporation

TBC Tax V, Inc.                          Delaware             100% TBCC                            Special purpose
                                                                                                   corporation

TBC Tax VI, Inc.                         Delaware             100% TBCC                            Special purpose
                                                                                                   corporation

TBC Tax VII, Inc.                        Delaware             100% TBCC                            Special purpose
                                                                                                   corporation

TBC Tax VIII, Inc.                       Delaware             100% TBCC                            Special purpose
                                                                                                   corporation

TBC Tax IX, Inc.                         Delaware             100% TBCC                            Special purpose
                                                                                                   corporation

The Plain Company                        Delaware             100% TBCC                            Special purpose
                                                                                                   corporation

Transamerica Distribution Finance        Delaware             100% TCFCI                           Holding company
Corporation ("TDFC")

Transamerica Accounts Holding Corp.      Delaware             100% TDFC                            Holding company


Transamerica Commercial Finance          Delaware             100% TIFC                            Finance company
Corporation ("TCFC")

Transamerica Acquisition Corporation,    Canada               100% TCFCC                           Holding company
Canada

Transamerica Distribution Finance        Delaware             100% TCFC                            Commercial Finance
Corporation - Overseas, Inc. ("TDFOI")

TDF Mauritius Limited                    Mauritius            100% TDFOI                           Mauritius holding company

Inventory Funding Trust                  Delaware             100% TCFC                            Delaware Business Trust

Inventory Funding Company, LLC           Delaware             100% Inventory Funding Trust         Holding company

TCF Asset Management Corporation         Colorado             100% TCFC                            A depository for
                                                                                                   foreclosed real and
                                                                                                   personal property

Transamerica Joint Ventures, Inc.        Delaware             100% TCFC                            Holding company

Transamerica Inventory Finance           Delaware             100% TDFC                            Holding company
Corporation ("TIFC")

Transamerica GmbH, Inc.                  Delaware             100% TIFC                            Holding company

Transamerica Fincieringsmaatschappij     Netherlands          100% Trans. GmbH, Inc.               Commercial lending in
B.V.                                                                                               Europe

BWAC Seventeen, Inc.                     Delaware             100% TIFC                            Holding company

Transamerica Commercial Finance          Ontario              100% BWAC Seventeen, Inc.            Dormant
Canada, Limited

Transamerica Commercial Finance          Canada               100% BWAC Seventeen, Inc.            Commercial finance
Corporation, Canada

TCF Commercial Leasing Corporation,      Ontario              100% TCFCC                           Dormant
Canada

Cantrex Group Inc.                       Quebec               76% TACC                             Buying group and retail
                                                                                                   merchant services

BWAC Twenty-One, Inc.                    Delaware             100% TIFC                            Holding company

Transamerica Commercial Finance          U.K.                 100% BWAC Twenty-One Inc.            Commercial lending
Limited ("TCFL")

TDF Credit Insurance Services Limited    U.K.                 100% TCFL                            Credit insurance
                                                                                                   brokerage

Whirlpool Financial Corporation Polska   Poland               100% TCFL                            Inactive - commercial
Spozoo                                                                                             finance

Transamerica Commercial Holdings         U.K.                 100% BWAC Twenty-One Inc.            Holding company
Limited

Transamerica Commercial Finance France   France               100% TIFC                            Factoring company
S.A.

Transamerica GmbH                        Germany              100% GmbH                            Commercial lending in
                                                                                                   Germany

Transamerica Retail Financial Services   Delaware             100% TIFC                            Provides retail financing
Corporation ("TRFSC")

Transamerica Bank, NA                    Delaware             100% TRFSC                           Bank

Transamerica Consumer Finance Holding    Delaware             100% TRFSC                           Consumer finance holding
Company ("TCFHC")                                                                                  company

Transamerica Mortgage Company            Delaware             100% TCFHC                           Consumer mortgages

Transamerica Consumer Mortgage           Delaware             100% TCFHC                           Securitization company
Receivables Company

Metropolitan Mortgage Company            Florida              100% TCFHC                           Consumer mortgages

Easy Yes Mortgage, Inc.                  Florida              100% Metropolitan Mtg. Co.           No active business/Name
                                                                                                   holding only

Easy Yes Mortgage, Inc.                  Georgia              100% Metropolitan Mtg. Co.           No active business/Name
                                                                                                   holding only

First Florida Appraisal                  Florida              100% Metropolitan Mtg. Co.           Appraisal and inspection
Services, Inc.                                                                                     services

First Georgia Appraisal                  Georgia              100% First FL App. Srvc, Inc.        Appraisal services
Services, Inc.

Freedom Tax Services, Inc.               Florida              100%. Metropolitan Mtg. Co.          Property tax information
                                                                                                   services

J.J. & W. Advertising, Inc.              Florida              100% Metropolitan Mtg. Co.           Advertising and
                                                                                                   marketing services

J.J. & W. Realty Corporation             Florida              100% Metropolitan Mtg. Co.           To hold problem REO
                                                                                                   properties

Liberty Mortgage Company of              Florida              100% Metropolitan Mtg. Co.           No active business/Name
Ft. Myers, Inc.                                                                                    holding only

Metropolis Mortgage Company              Florida              100% Metropolitan Mtg. Co.           No active business/Name
                                                                                                   holding only

Perfect Mortgage Company                 Florida              100% Metropolitan Mtg. Co.           No active business/Name
                                                                                                   holding only

Transamerica Vendor Financial Service    Delaware             100% TDFC                            Provides commercial
Corporation                                                                                        leasing

Transamerica Distribution Finance        Mexico               99% TCFC                             Holding company in
Corporation de Mexico S. de R.L. de                                                                Mexican subsidiaries
C.V.

TDF de Mexico S. de R.L. de C.V.         Mexico               99% TDFC Mex                         Service company for
                                                                                                   Whirlpool receivables

Transamerica Corporate Services          Mexico               99% TDFC Mex                         Holds employees
De Mexico S. de R.L. de CV

Transamerica Distribution Finance        Mexico               99% TCFC                             Finance company
Factorje S.A. de C.V.

Transamerica Distribution Finance
Insurance Services, Inc.                 Illinois             100% TCFC                            Finance company

Transamerica Flood Hazard                Delaware             100% TAC                             Flood Zone certification
Certification, Inc.                                                                                service

Transamerica Home Loan                   California           100% TFC                             Consumer mortgages

Transamerica Lending Company             Delaware             100% TFC                             In liquidation - lending

Transamerica Public Finance, LLC         Delaware             70% TFC                              Financial Services

Transamerica Financial                   California           100% Transamerica Corp.              Investments
Products, Inc.

Transamerica Insurance Corporation       Iowa                 100% TIHI                            Holding company
("TIC")

Arbor Life Insurance Company             Arizona              100% TIC                             Life insurance,
                                                                                                   disability insurance

Plaza Insurance Sales Inc.               California           100% TIC                             Casualty insurance
                                                                                                   placement

Transamerica Advisors, Inc.              California           100% TIC                             Retail sale of
                                                                                                   investment advisory
                                                                                                   services

Transamerica Annuity Services Corp.      New Mexico           100% TIC                             Performs services
                                                                                                   required for structured
                                                                                                   settlements

Transamerica Financial Resources, Inc.   Delaware             100% TIC                             Retail sale of
                                                                                                   securities products

Financial Resources Insurance Agency     Texas                100% Transamerica Fin. Res.          Retail sale of
of Texas                                                                                           securities products

TBK Insurance Agency                     Ohio                 100% Transamerica Fin. Res.          Variable insurance
of Ohio, Inc.                                                                                      contract sales in state
                                                                                                   of Ohio

Transamerica Financial Resources         Alabama              100% Transamerica Fin. Res.          Insurance agent & broker
Agency of Alabama, Inc.

Transamerica Financial Resources Ins.    Massachusetts        100% Transamerica Fin. Res.          Insurance agent & broker
Agency of Massachusetts, Inc.

Transamerica International Insurance     Delaware             100% TIC                             Holding & administering
Services, Inc. ("TIISI")                                                                           foreign operations

AEGON Canada Inc. ("ACI")                Canada               100% TIHI                            Holding company

Transamerica Life Canada                 Canada               100% ACI                             Life insurance company

Home Loans and Finance Ltd.              U.K.                 100% TIISI                           Inactive

Transamerica Occidental Life Insurance   Iowa                 100% TIC                             Life insurance
Company ("TOLIC")

NEF Investment Company                   California           100% TOLIC                           Real estate development

Transamerica China Investments           Hong Kong            99% TOLIC                            Holding company
Holdings Limited

Transamerica Life Insurance and          N. Carolina          100% TOLIC                           Life insurance
Annuity Company ("TALIAC")

Transamerica Assurance Company           Missouri             100% TALIAC                          Life and disability
                                                                                                   insurance

Gemini Investments, Inc.                 Delaware             100% TALIAC                          Investment subsidiary

Transamerica Life Insurance Company of   Canada               100% TOLIC                           Sells individual life
Canada                                                                                             insurance & investment
                                                                                                   products in all
                                                                                                   provinces and
                                                                                                   territories of Canada

Transamerica Life Insurance Company of   New York             100% TOLIC                           Insurance sales
New York

Transamerica South Park                  Delaware             100% TOLIC                           Market analysis
Resources, Inc.

Transamerica Variable Insurance Fund     Maryland             100% TOLIC                           Mutual Fund

USA Administration Services, Inc.        Kansas               100% TOLIC                           Third party administrator

Transamerica Products, Inc. ("TPI")      California           100% TIC                             Holding company

Transamerica Products II, Inc.           California           100% TPI                             Co-general partner

Transamerica Products IV, Inc.           California           100% TPI                             Co-general partner

Transamerica Products I, Inc.            California           100% TPI                             Co-general partner

Transamerica Securities Sales Corp.      Maryland             100% TIC                             Life insurance sales

Transamerica Service Company             Delaware             100% TIC                             Passive loss tax service

Transamerica International RE            Bermuda              100% TAC                             Reinsurance
(Bermuda) Ltd.

Transamerica Intellitech, Inc.           Delaware             100% TFC                             Real estate information
                                                                                                   and technology services

Transamerica International Holdings,     Delaware             100% TAC                             Holding company
Inc. ("TIHI")

Transamerica Investment Services, Inc.   Delaware             100% TAC                             Investment adviser
("TISI")

Transamerica Income Shares, Inc.         Maryland             100% TISI                            Mutual fund

Transamerica LP Holdings Corp.           Delaware             100% TAC                             Limited partnership
                                                                                                   investment

Transamerica Real Estate Tax Service,    Delaware             100% TFC                             Real estate tax
Inc.                                                                                               reporting and processing
                                                                                                   services

Transamerica Realty Services, Inc.       Delaware             100% TAC                             Real estate investments
("TRS")

Bankers Mortgage Company of CA           California           100% TRS                             Investment management

Pyramid Investment Corporation           Delaware             100% TRS                             Real estate company

The Gilwell Company                      California           100% TRS                             Ground lessee of 517
                                                                                                   Washington Street, San
                                                                                                   Francisco

Transamerica Affordable Housing, Inc.    California           100% TRS                             General partner LHTC
                                                                                                   Partnership

Transamerica Minerals Company            California           100% TRS                             Owner and lessor of oil
                                                                                                   and gas properties

Transamerica Oakmont Corporation         California           100% TRS                             General partner
                                                                                                   retirement properties

Transamerica Senior Properties, Inc.     Delaware             100% TAC                             Owns retirement
("TSPI")                                                                                           properties

Transamerica Senior Living, Inc.         Delaware             100% TSPI                            Manages retirement
                                                                                                   properties

Item 27. Number of Contract Owners

As of December 31, 2000, there were no Contract owners.

Item 28. Indemnification

The Iowa Code (Sections 490.850 et. seq.) provides for permissive
                                -------
indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies producers for determining when indemnification payments can be made.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

        AFSG Securities Corporation
        4333 Edgewood Road, N.E.
        Cedar Rapids, Iowa 52499-0001

The directors and officers of AFSG Securities Corporation are as follows:

Larry N. Norman                         Thomas R. Moriarty
Director and President                  Vice President

Frank A. Camp                           Teresa L. Stolba
Secretary                               Assistant Compliance Officer

Lisa Wachendorf                         Linda Gilmer
Director, Vice President and            Controller and Treasurer
Chief Compliance Officer

                                        Priscilla Hechler
Anne M. Spaes                           Assistant Vice President and Assistant
Director and Vice President             Secretary

Emily Bates                             Thomas Pierpan
Assistant Treasurer                     Assistant Vice President and Assistant
                                        Secretary

Clifton Flenniken                       Darin D. Smith
Assistant Treasurer                     Vice President and Assistant Secretary

The principal business address of each person listed is AFSG Securities Corporation, 4333 Edgewood Road, N.E., Cedar Rapids, IA 52499-0001.

Commissions and Other Compensation Received by Principal Underwriter.
--------------------------------------------------------------------

AFSG Securities Corporation, the broker/dealer, received $0 from the Registrant for the year ending December 31, 2000, for its services in distributing the Policies. No other commission or compensation was received by the principal underwriter, directly or indirectly, from the Registrant during the fiscal year.

AFSG Securities Corporation serves as the principal underwriter for Separate Account VA B, the Retirement Builder Variable Annuity Account, Separate Account VA A, Separate Account VA C, Separate Account VA D, Separate Account VA E and Separate Account VA I. These accounts are separate accounts of Transamerica Life Insurance Company.

AFSG Securities Corporation serves as principal underwriter for Separate Account VA BNY, Separate Account C and AUSA Series Life Account. These accounts are separate accounts of AUSA Life Insurance Company, Inc.

AFSG Securities Corporation serves as principal underwriter for Separate Account I, Separate Account II and Separate Account V. These accounts are separate accounts of Peoples Benefit Life Insurance Company.

AFSG Securities Corporation serves as principal underwriter for WRL Series Life Account and WRL Series Annuity Account B. These accounts are separate accounts of Western Reserve Life Assurance Company of Ohio.

AFSG Securities Corporation also serves as principal underwriter for Transamerica Occidental Life Separate Account VUL-3, Separate Account VA G and Separate Account VA H. These accounts are separate accounts of Transamerica Occidental Life Insurance Company.

Item 30. Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Transamerica Life Insurance Company at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.

Item 31. Management Services.

All management Contracts are discussed in Part A or Part B.

Item 32. Undertakings

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as Premiums under the Contract may be accepted.

(b) Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or
     (ii) a space in the Policy application that an applicant can check to request a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Transamerica Life Insurance Company at the address or phone number listed in the Prospectus.

(d) Transamerica Life Insurance Company hereby represents that the fees and charges deducted under the contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Transamerica Life Insurance Company.

                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Cedar Rapids and State of Iowa, on this 11th day of June, 2001.

                                                    SEPARATE ACCOUNT VA F

                                                    TRANSAMERICA LIFE INSURANCE
                                                    COMPANY
                                                    Depositor

                                                       /s/ Larry N. Norman
                                                    ----------------------------
                                                    Larry N. Norman
                                                    President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the duties indicated.

Signatures                                           Title                      Date
----------                                           -----                      ----
    /s/ Bart Herbert, Jr.                            Director                   June 11, 2001
------------------------------------
Bart Herbert, Jr.

    /s/ Patrick S. Baird                             Director                   June 11, 2001
------------------------------------
Patrick S. Baird

    /s/ Larry N. Norman                              Director                   June 11, 2001
------------------------------------
Larry N. Norman                           (Principal Executive Officer)

    /s/ Craig D. Vermie                              Director                   June 11, 2001
------------------------------------
Craig D. Vermie

    /s/ Douglas C. Kolsrud                           Director                   June 11, 2001
------------------------------------
Douglas C. Kolsrud

    /s/ Robert J. Kontz                          Vice President and             June 11, 2001
------------------------------------
Robert J. Kontz                                 Corporate Controller

    /s/ Brenda K. Clancy                             Treasurer                  June 11, 2001
------------------------------------
Brenda K. Clancy

                                                                Registration No.
                                                                      333-______

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                _______________

                                   EXHIBITS

                                      TO

                                   FORM N-4

                            REGISTRATION STATEMENT

                                     UNDER

                          THE SECURITIES ACT OF 1933

                                      FOR

                    PREMIER ASSET BUILDER VARIABLE ANNUITY

                                ________________

                                 EXHIBIT INDEX
                                 -------------

Exhibit No.     Description of Exhibit                                 Page No.*
-----------     ----------------------                                 ---------

(1)(a)          Resolution

(3)(a)          Principal Underwriting Agreement

(3)(b)          Form of Broker/Dealer Supervision and Sales Agreement

(6)(a)          Articles of Incorporation

(6)(b)          Bylaws

(8)(a)(2)       Amendment No. 16 to WRL Participation Agreement

(9)             Opinion and Consent of Counsel

(10)(a)         Consent of Independent Auditors

(10)(b)         Opinion and Consent of Actuary

(14)            Powers of Attorney



_______________________

* Page numbers included only in manually executed original.